UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File: 001-39183

Velocity Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**46-0659719**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2945 Townsgate Road, Suite 110	**91361**
Westlake Village, California	
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(818) 532-3700**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, par value $0.01 per share	VEL	The New York Stock Exchange
Common stock, par value $0.01 per share	VEL	NYSE Texas, Inc.

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by checkmark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2025, the aggregate market value of voting and non-voting common stock held by non-affiliates of the registrant was $205.1 million, based on a closing price of $18.54.

As of March 3, 2026, the registrant had 39,235,281 shares of common stock, par value $0.01 per share, outstanding.

Documents Incorporated by Reference

Certain portions of our Definitive Proxy Statement pursuant to Regulation 14A of the Securities Exchange Act of 1934 in connection with our 2026 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K.

Location of Exhibit Index

The index of exhibits is contained in Part IV of this Form 10-K on page 69.

Table of Contents

Velocity Financial, Inc.

Unless otherwise stated or the context otherwise indicates, references to "we," "us," "our," "the Company," "Velocity" and similar references refer to Velocity Financial, Inc. and its consolidated subsidiaries.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are subject to the "safe harbor" created by those sections. All statements (other than statements of historical facts) in this Annual Report regarding the prospects of the industry and our prospects, plans, financial position and business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "should," "expect," "intend," "will," "estimate," "anticipate," "plan," "believe," "predict," "potential" and "continue" or the negatives of these terms or variations of them or similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot provide any assurance that these expectations will prove to be correct. Such statements reflect the current views of our management with respect to our future. The following factors are among those that may cause actual results to differ materially from the forward-looking statements:

- conditions in the real estate markets, the financial markets and the economy generally;

- failure of a third-party servicer or the failure of our own internal servicing system to effectively service our portfolio of mortgage loans;

- the high degree of risk involved in loans to small businesses, self-employed borrowers, properties in transition, and certain portions of our investment real estate portfolio;

- additional or increased risks if we change our business model or create new or modified real estate lending products;

- possibility of receiving inaccurate and/or incomplete information from potential borrowers, guarantors and loan sellers;

- deficiencies in appraisal quality in the mortgage loan origination process;

- competition in the market for loan origination and acquisition opportunities;

- risks associated with our underwriting guidelines and our ability to change our underwriting guidelines;

- loss of our key personnel or our inability to hire and retain qualified account executives;

- any inability to manage future growth effectively or failure to develop, enhance and implement strategies to adapt to changing conditions in the real estate and capital markets;

- risks associated with our ability to successfully identify, acquire, and integrate companies and assets;

- operational risks, including the risk of cyberattacks, or disruption in the availability and/or functionality of our technology infrastructure and systems;

- any inability of our borrowers to generate net income from operating the property that secures our loans;

- the interest margin, cost structure, and return on equity of our existing and future securitizations;

- costs or delays involved in the completion of a foreclosure or liquidation of the underlying property;

- lender liability claims, requirements that we repurchase mortgage loans or indemnify investors, or allegations of violations of predatory lending laws;

- economic downturns or natural disasters in geographies where our assets are concentrated;

- disruptions to business, market and operational conditions related to an outbreak of another highly infectious or contagious disease;

- environmental liabilities with respect to properties to which we take title;

- inadequate insurance on collateral underlying mortgage loans and real estate securities;

- use of incorrect, misleading or incomplete information in our analytical models and data;

- failure to realize a price upon disposal of portfolio assets that are recorded at fair value;

- our inability to successfully complete additional securitization transactions on attractive terms or at all;

- the termination of one or more of our warehouse repurchase facilities;

- interest rate fluctuations or mismatches between our loans and our borrowings;

- legal or regulatory developments related to mortgage-related assets, securitizations or state licensing and operational requirements;

- our ability to maintain our exclusion under the Investment Company Act of 1940, as amended;

- fiscal policies or inaction at the U.S. federal government level, which may lead to federal government shutdowns or negative impacts on the U.S. economy;

- cyber-attacks and our ability to comply with laws, regulations and market standards regarding the privacy, use, and security of customer information;

- the influence of certain of our largest stockholders over us; and

- adverse legislative or regulatory changes.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements in this Annual Report are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. Our actual results, level of activity, performance or achievements may differ materially from the results, level of activity, performance or achievements expressed or implied by our forward-looking statements. Other sections of this Annual Report may include additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make in this Annual Report. Before investing in us, investors should be aware that the occurrence of certain events, some of which are described in this Annual Report, could have a material adverse effect on our business, results of operations and financial condition and could adversely affect your investment.

In addition, forward-looking statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information.

Undue reliance should not be placed on forward-looking statements, which are inherently uncertain. Except as may be required by law, we undertake no obligation to revise or update forward-looking statements to reflect events or circumstances that arise after the date of this Annual Report or to reflect the occurrence of unanticipated events.

Channels for Disclosure of Information

Investors and others should note that we may announce material information to the public through filings with the SEC, our website (www.velfinance.com), press releases, public conference calls and public webcasts. We use these channels to communicate with the public about us, our products, our services and other matters. We expect to use our website as a main form of communication of significant news. We encourage you to visit our website for additional information. The information on our website and disclosed through other channels is not incorporated by reference into this Annual Report and shall not be deemed to be incorporated by reference into any other filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Available Information

The following documents and reports are available on our public website (www.velfinance.com):

- Earnings Releases and Other Public Announcements;

- Annual reports on Form 10-K;

- Quarterly reports on Form 10-Q;

- Current reports on Form 8-K;

- Code of Business Conduct and Ethics;

- Reportable waivers, if any, from our Code of Business Conduct and Ethics by our executive officers;

- Board of Directors Corporate Governance Guidelines;

- Charter of Governance Committee of the Board of Directors;

- Charter of the Compensation Committee of the Board of Directors;

- Charter of the Audit Committee of the Board of Directors;

- ESG Policy; and

- Any amendments to the above-mentioned documents and reports.

The above documents that are submitted to the SEC will become available on our website as soon as reasonably practicable following such submission. In addition, you may also obtain a printed copy of any of the above documents or reports by sending a request to Investor Relations, to our corporate headquarters, or by calling 818-532-3708.

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PART I

Item 1. Business.

Our Company

We are a vertically integrated real estate finance company founded in 2004. We originate, securitize, and manage a nationwide portfolio of loans secured by real estate to earn attractive risk adjusted spreads for our shareholders. We primarily originate investor loans secured by 1-4 unit residential rental properties, as well as loans for multi-family, mixed use and commercial properties. We originate loans nationwide across our extensive network of independent mortgage brokers and direct borrower relationships, which we have built and refined over the 21 years since our inception. Our objective is to be the preferred and one of the most recognized brands in our core market.

We operate in a large and highly fragmented market with substantial demand for financing and limited supply of institutional financing alternatives. We have developed the highly-specialized skill set required to effectively compete in this market, which we believe has afforded us a durable business model capable of generating attractive risk-adjusted returns for our stockholders throughout various business cycles. We offer competitive pricing to our borrowers by pursuing low-cost financing strategies and by driving front-end process efficiencies through customized technology designed to control the cost of originating a loan. Furthermore, by originating loans through our efficient and scalable network of approved mortgage brokers, we are able to maintain a wide geographical presence and nimble operating infrastructure capable of reacting quickly to changing market environments.

We believe there is a substantial and durable market opportunity for investor real estate loans across 1-4 unit residential rental and small commercial properties, and that our institutionalized approach to serving these fragmented market segments underpins our long-term business strategy. Our growth to date has validated the need for scaled lenders with dedication to individual investors who own ten or fewer properties, a base which we believe represents the vast majority of activity across our core market. According to data from the U.S. Census Bureau, the U.S. home rentership rate (the inverse of the home ownership rate) has averaged approximately 34.3%. According to a press release by Zillow on Sep 8, 2025, the U.S. housing market is worth a record $55.1 trillion. Ownership of residential properties for rent has historically been concentrated among smaller investors. According to data published by CNBC on Oct 7, 2025, more than 90% of small investors own 10 properties or less, while the largest investors, those with 1,000 or more properties, comprise 2% of all investor-owned homes.

Our primary growth strategy is predicated on organically continuing to serve and build loyalty within our network of mortgage brokers, while also expanding our network with new mortgage brokers through targeted marketing and improved brand awareness. We believe our reputation and 21-year history within our core market position us well to capture future growth opportunities. We continue to opportunistically pursue inorganic growth strategies such as acquiring portfolios of loans that meet our investment criteria and acquisitions of businesses that align with our strategic vision.

We make loans for business purposes only, which we believe limits our exposure to the regulatory constraints of consumer lending.

On January 16, 2020, we converted from a limited liability company to a corporation incorporated under the law of the State of Delaware by filing a certificate of conversion with the Secretary of State of the State of Delaware and changed our name from Velocity Financial, LLC to Velocity Financial, Inc. On January 22, 2020, we completed the initial public offering ("IPO") of our common stock, par value $0.01 per share (our "common stock"). Shares of our common stock trade on the New York Stock Exchange under the symbol "VEL." The Company's stock also trades on the NYSE Texas, Inc. under the same symbol "VEL" starting August 2025.

On December 28, 2021, the Company acquired an 80% ownership interest in Century Health & Housing Capital, LLC ("Century"). Century is a licensed Government National Mortgage Association ("Ginnie Mae" or "GNMA") issuer/servicer that provides government-insured Federal Housing Administration ("FHA") mortgage financing for multifamily housing, senior housing and long-term care/assisted living facilities. Century originates loans through its borrower-direct origination channel and services the loans through its in-house servicing platform, which enables the formation of long-term relationships with its clients and drives strong portfolio retention. Century earns origination fees from originating loans, and servicing fees from mortgage servicing rights on its servicing portfolio. Century is a consolidated subsidiary of the Company as of completion of the acquisition. In addition, as a servicer of Ginnie Mae loans, Century is required to maintain a minimum net worth, and is in compliance with this requirement as of December 31, 2025.

Market Uncertainties

Our operational and financial performance will depend on certain market developments, including the impact of tariffs, the actions of the Federal Reserve, the ongoing Russia/Ukraine war, conflicts in the Middle East, the recent U.S. government shutdown, heightened stress in the real estate and corporate debt markets, and macroeconomic conditions and market fundamentals, which can all affect each of these factors and potentially impact our business performance.

Our Competitive Advantages

We believe that the following competitive advantages enhance our ability to execute our business strategy and position us well for future growth:

Established Franchise with Strong Brand Recognition

We believe our reputation and deep history within the real estate lending community position us as a preferred lender for mortgage brokers. We have been originating and acquiring loans in our core market since our inception in 2004, making us a recognizable brand with a proven ability to execute. Additionally, we have successfully executed 46 securitizations of our investor real estate loans, issuing $10.6 billion in principal amount of securities between 2011 and the year ended December 31, 2025. We have a keen understanding of this securitization market, including complicated structural issues, investor expectations and rating agency requirements. We executed our thirty-eighth through forty-sixth securitizations in 2025. We believe this demonstrates that we have a strong reputation with investors in the securitization market, which enables us to maintain efficient access to debt capital that ultimately improves our ability to offer competitive pricing to our borrowers.

Customized Technology and Proprietary Data Analytics

We have invested in and customized automated systems to support our use of data analytics which drives our lending process. We believe the investor real estate lending market requires a highly-specialized skill set and infrastructure. To effectively compete and execute on a sustainable long-term business strategy, lenders must control the cost to originate and manage loans without sacrificing credit quality. We believe our investment in technology and use of data analytics helps us achieve these critical objectives and positions our business for sustainable, long-term growth.

We apply the same asset-driven underwriting process to all the loans in our portfolio, regardless of whether we originate or acquire these loans. Our credit and underwriting philosophy encompasses individual borrower and property due diligence, taking into consideration several factors. Our access to 21 years of proprietary data allows us to perform analytics that inform our lending decisions efficiently and effectively, which we believe is a strong competitive advantage.

Large In-Place Portfolio with Attractive, Long-Term Financing

We believe our in-place portfolio provides a significant and stable income stream for us to invest in future earnings growth. Our loans are structured to provide interest rate protection. The majority of our loans are fixed-rate loans and a smaller portion of our loans are floating after an initial fixed-rate period, subject to a floor equal to the starting fixed rate. The loans are mainly financed with long-term fixed-rate debt, resulting in a spread that could increase over time, but not decrease. As a result, our in-place portfolio spread generally benefits from rising interest rates. We generated $210.4 million in portfolio related net interest income for the year ended December 31, 2025, representing a 3.61% net interest margin during the year.

Our In-House Asset Management Results in Successful Loss Mitigation

Direct management of individual loans is critical to avoiding or minimizing credit losses and we work with our third-party primary servicers with whom we have developed strong relationships to emphasize disciplined loan monitoring and early contact with delinquent borrowers to resolve delinquencies. We have a dedicated asset management team that, augmented with primary servicing from our loan servicers, focuses exclusively on resolving delinquent loans. Our hands-on approach enables us to generally preserve the value of our assets and helps us to minimize losses. We believe this expertise, combined with our outsourced servicing relationships, gives us a distinct competitive advantage.

Our Experienced Management Team

Led by co-founder and Chief Executive Officer Christopher Farrar, our management team averages more than 27 years of experience in the financial services and real estate lending industries, including extensive experience in commercial and residential lending, structured finance and capital markets. We have successfully navigated both positive and negative economic cycles and retained our core team of experienced professionals in appraisal, underwriting, processing and production, while bolstering our finance and asset management team with professionals possessing extensive experience in financial reporting and real estate management. We believe our in-depth knowledge of our core market provides a distinct competitive advantage.

Our Growth Strategy

The market for investor real estate loans is large and highly fragmented. We have built a dedicated and scalable national lending platform focused specifically on serving this market and believe our capabilities position us well to maintain our reputation as a preferred lender in this market. Our organic growth strategy is predicated on further penetrating our existing network of mortgage brokers and expanding our network with new mortgage brokers. A key element of our implementation of this strategy is the growth and development of our team of account executives, as well as targeted marketing initiatives. We will continue to supplement the extension of our broker network with the development of new products to support the evolving needs of borrowers in our core market.

We continue to opportunistically pursue inorganic growth strategies such as acquiring portfolios of loans that meet our investment criteria and acquisitions of businesses that align with our strategic vision.

Further Penetrate Our Existing Mortgage Broker Network

We strive to be the preferred lender within our network of approved mortgage brokers. We have developed a strong reputation in the market for high quality execution and timely closing, which we believe are the most important qualities our mortgage brokers value in selecting a lender. There is significant opportunity for us to further penetrate the approximately 3,789 mortgage brokers with whom we have done business over the last five years. Approximately 80% of loan originators originated five or fewer loans with us during the year ended December 31, 2025. We believe this presents a compelling opportunity for us to capture incremental volume from our existing broker network.

Expand Our Network with New Mortgage Brokers

We believe that our targeted sales effort, combined with consistent high-quality execution, positions us well to continue adding to the network of mortgage brokers that rely on us to serve their borrower clients.

Despite the adverse macroeconomic conditions caused by inflation and rising interest rates, we funded 6,336 loans sourced by 1,777 different mortgage brokers during the year ended December 31, 2025. We believe that represents a small portion of the mortgage originators in the United States, which consisted of approximately 904,145 state-licensed mortgage originators as of September 30, 2025, according to the Nationwide Multistate Licensing System. The size of the mortgage broker market presents an attractive opportunity for us to capture significant growth with very small increases in the share of mortgage brokers that recognize our platform capabilities and utilize us as a preferred lender in our core market.

Develop New Products

Our primary product is a 30-year fixed-rate amortizing term loan. These loans comprised 87.9% of our loan originations during the year ended December 31, 2025. This product is used by borrowers to finance stabilized long-term real estate investments. We believe this product has strong receptivity in our market, as evidenced by our success in growing loan originations over time. Since our inception, we have continued to expand our product offering in response to developing market opportunities and the evolving financing needs of our broker network. For example, in 2013, in response to the increased demand for rental properties, we moved aggressively into the market for 1-4 unit residential rental loans, which comprised 48.1% of our held for investment loan portfolio as of December 31, 2025.

In March 2017, we began originating short-term, interest-only loans to be used for acquiring, repositioning or improving the quality of 1-4 unit residential investment properties. This product typically serves as an interim solution for borrowers and/or properties that do not meet the investment criteria of our primary 30-year product. The short-term, interest-only loan allows borrowers to address any qualifying issues with their credit and/or the underlying property before bridging into a longer-term loan. In June 2018, we added a second short-term, interest-only loan product which allows borrower draws for rehabbing residential rental property. In 2023, we issued our first securitization of these newly originated, short-term loans. In December 2021, we added a new Department of Housing and Urban Development ("HUD") multi-family and healthcare loan product offering with our acquisition of a majority interest in Century.

Opportunistically Acquire Portfolios of Loans and Acquire Strategically-Aligned Businesses

We continually assess opportunities to acquire portfolios of loans that meet our investment criteria. Our management team has developed relationships with many financial institutions and intermediaries that have been active investor real estate loan originators or investors. We believe that our experience, reputation, and ability to effectively manage these loans makes us an attractive buyer for this asset class, and we are regularly asked to review pools of loans available for purchase. In our experience, portfolio acquisition opportunities have generally been more attractive and plentiful during market conditions when origination opportunities are less favorable. Accordingly, we believe our acquisition strategy not only augments our origination business, but also provides a counter-cyclical benefit to our overall business.

Our Portfolio

Loans Held for Investment

Our typical investor real estate loan is secured by a first lien on the underlying property with the added protection of a personal guarantee and, based on the loans in our portfolio as of December 31, 2025, has an average balance of approximately $390 thousand. As of December 31, 2025, our portfolio of loans held for investment totaled $6.5 billion of unpaid principal balance, or UPB, on properties in 48 states and the District of Columbia. Of the 16,652 loans held for investment as of December 31, 2025, 99.7% of the portfolio, as measured by UPB, was attributable to our loan origination business, while the remaining 0.3% of the portfolio, or 51 loans, totaling $27.3 million in UPB, was related to acquisitions. During the years ended December 31, 2025 and 2024, we originated 6,636 and 4,532 loans to be held for investment totaling $2.7 billion and $1.8 billion, respectively.

As of December 31, 2025, 91.4% of our loans held for investment, as measured by UPB, were fully-amortizing over 30 years. The principal amount of a fully-amortizing loan is repaid ratably over the term of the loan, as compared to a balloon loan where all, or a substantial portion of, the original loan amount is due in a single payment at the maturity date. We believe that fully-amortizing loans face a lower risk of default than balloon loans, as the final payment due under the balloon loan may require the borrower to refinance or sell the property.

We target investor real estate loans with loan-to-value ratios, or LTVs, between 60% and 75% at origination as we believe that borrower equity of 25% to 40% provides significant protection against credit losses. As of December 31, 2025, our loans held for investment had a weighted average LTV at origination of 65.2%. Additionally, as of December 31, 2025, borrowers personally guaranteed 100% of the loans in our held for investment portfolio and had a weighted average credit score at origination of 700, excluding the 1.3% of loans for which a credit score is not available.

The following charts illustrate the composition of our loans held for investment as of December 31, 2025:



(*) Percentages may not sum to 100% due to rounding.

(1) Portfolio stratifications based on unpaid principal balance for loans held for investment as of December 31, 2025.

(2) Represents LTV at origination for population of loans held for investment as of December 31, 2025. In instances where LTV at origination is not available for an acquired loan, the LTV reflects our best estimate of value at time of acquisition.

(3) Approximately 2% of our loans held for investment have an LTV greater than 75%.

We typically do not lend on any property located in a city with a population less than 25,000 and outside a 25-mile radius of a city with a population in excess of 100,000. We generally prefer to lend in larger metropolitan statistical areas.

Our Financing Strategy

We typically finance our new loan originations using warehouse facilities. Once we have originated between approximately $200 million and $350 million in new loans, we securitize the loans through a real estate mortgage investment conduit, or REMIC, structure and issue the bonds to third parties through individual trust vehicles. All our securitizations are issued as private placements pursuant to Rule 144A under the Securities Act and utilize a REMIC structure except for the 2025 MC1 and 2025-RTL1 transactions which were issued as bonds treated as debt for tax purposes. The REMIC transactions can create significant U.S. Generally Accepted Accounting Principles ("GAAP") versus tax differences. The U.S. GAAP treatment considers each REMIC as a variable interest entity ("VIE") that is required to be consolidated in our financial statements, accounting for the securitization as a secured borrowing. Under IRS rules, the REMICs require sale treatment where we are required to either recognize taxable income or loss to the extent the fair market value of the REMICs is greater than or less than our cost basis, the payment of which creates either a deferred tax asset or a deferred tax liability. We are the sole beneficial interest holder of each of the trusts, through our wholly-owned subsidiaries. Proceeds from the issuance of the securities are then used to pay down the balances on our warehouse facilities. As of December 31, 2025, we had successfully executed 46 securitizations of our investor real estate loans, issuing $10.6 billion in principal amount of securities. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" for additional information about our warehouse repurchase facilities and securitizations.

In March 2022, we entered into a five-year $215.0 million syndicated corporate debt agreement ("the 2022 Term Loan"). The 2022 Term Loan had a fixed interest rate of 7.125% and a maturity date of March 15, 2027. The 2022 Term Loan was paid off on January 30, 2026 with proceeds from the issuance and sale of $500 million Senior Notes issued in January 2026. In August 2023, we completed our first securitization collateralized by our short-term loan product with $81.6 million in securities issued. In February 2024, we entered into a five-year $75.0 million syndicated corporate debt agreement ("the 2024 Term Loan"). The 2024 Term Loan bears interest at 9.875% and matures on February 15, 2029. In January 2026, we entered into a five-year $500.0 million publicly rated syndicated corporate debt agreement ("the 2026 Term Notes"). The 2026 Term Notes bear interest at 9.375% and is guaranteed by us on an unsecured basis.

Depending on market conditions, we may increase leverage on our investments with an amount of debt we deem prudent, subject to applicable risk retention rules. Our decision to use leverage to finance our assets will be based on our assessment of a variety of factors, including, among others, the anticipated liquidity and price volatility of the assets in our investment portfolio, the potential for losses and extension risk in our portfolio, the availability of credit at favorable prices, the credit quality of our assets and the outlook for our borrowing costs relative to the interest income earned on our assets and, where applicable, regulatory requirements with respect to securitizations.

Going forward, our financing sources may include borrowings in the form of additional bank credit facilities (including term loans and revolving facilities), additional warehouse repurchase facilities, structured financing arrangements, future securitizations and public and private equity and debt issuances, in addition to transaction or asset-specific funding arrangements. We intend to use leverage primarily to finance our portfolio and not for speculating on changes in the level of interest rates. We are not required to employ specific debt levels, and we believe the appropriate leverage for the particular assets we may finance depends on the factors discussed above.

We expect to continue financing our loan portfolio with equity and our financing arrangements, including warehouse lines for short-term financing and securitizations for long-term financing. We believe using securitizations to finance our investor real estate loans fits well with our strategy of holding interest-earning assets over the long-term to earn a spread. This type of financing structure more closely matches the asset duration with the duration of the financing.

Competition

The business of financing investor real estate loans is competitive. We compete with specialty finance companies, regional and community banks and thrifts, public and private entities, institutional investors, mortgage bankers, insurance companies, investment banking firms, and other financial institutions, and we expect that additional competitors may be organized or otherwise enter our core market in the future. We believe we compete favorably through diversified borrower access driven by our extensive network of mortgage brokers and by emphasizing a high level of real estate and financial expertise, customer service, and flexibility in structuring transactions, as well as by attracting and retaining experienced managerial and marketing personnel. However, we may not be able to achieve our business goals or expectations due to the competitive risks that we face. Some of our competitors may be better positioned to market their services and financing programs because of their ability to offer more favorable rates and terms and other services. Such rates may be impacted by the competitor's size, cost of funds, and access to funding sources that are not available to us.

Government Regulation

Certain states in which we conduct business require approval, registration or licensing. Typically, the mortgage broker that originates the loan that we make, fund or acquire is licensed or exempt from licensing in the state where the loan is made. We also hold a FHA Title II approval from HUD, which permits us to make certain government-insured loans. With the acquisition of Century, we are now a licensed Ginnie Mae issuer/servicer that provides government-insured FHA mortgage financing for multifamily housing, senior housing and long-term care/assisted living facilities. As a licensed Ginnie Mae issuer/servicer, we are subject to GNMA's regulations.

We may be required to obtain licenses to originate investor real estate loans in the various additional jurisdictions in which we conduct our business or to acquire investor real estate loans. If we are required to obtain additional licenses to originate or acquire investor real estate loans, the process may be costly and could take several months. There is no assurance that we will obtain the licenses required or that we will not experience significant delays in seeking these licenses. Furthermore, we may be subject to various reporting and other requirements to maintain these licenses, and there is no assurance that we may satisfy those requirements. Our failure to maintain or obtain licenses may restrict our investment options and could harm our business.

Human Capital Resources

As of December 31, 2025, we had a total of 371 employees, an increase of 20% from the prior year. The increase in our employees was a result of growing the business. Full-time employees were 364 or 98% of our workforce as of December 31, 2025. None of our employees are represented by a labor union.

A driving force in our ability to generate revenue comes from the work of our Account Executives, or AEs. Our AEs generate business for us through their relationships with third-party brokers. Our ability to retain and attract AEs is essential to the growth of our business. A significant number of our employees are AEs, representing 29% of our workforce at year-end.

Our employment strategy is to create a culture that allows us to attract and retain the very best talent in our industry, provide competitive pay and benefits, and to ensure a healthy work environment comprised of an employee base that is considerate, collaborative, productive and driven. We are committed to building a great place to work for all of our employees. We provide an hourly wage or salary to our employees as well as the potential for discretionary bonuses. AEs are also eligible to receive additional quarterly bonuses based partially on the AEs revenue-generating results during the quarter.

While we have not adopted any diversity quotas, 63% of our employees are men and 37% are women.

We are committed to the health, safety, and wellness of our employees, through implementing precautionary policies and significant operational changes to protect and support our employees, including remote work. As of December 31, 2025, substantially all our employees have been able and continue to work remotely.

We and our employees are also committed to improving the communities in which we work and live. Through our charitable donations and Velocity Volunteers, we select local charitable causes and projects to support and encourage our employees to donate their time and needed materials.

Our Corporate Information and History

Velocity Financial, Inc. is a corporation incorporated under the law of the State of Delaware.

On January 22, 2020, we completed the initial public offering ("IPO") of our common stock, par value $0.01 per share (our "common stock"). Shares of our common stock trade on the New York Stock Exchange and NYSE Texas, Inc. under the symbol "VEL."

Our corporate office is located at 2945 Townsgate Road, Suite 110, Westlake Village, California 91361, and the telephone number of our office is (818) 532-3700. Our internet address is www.velfinance.com. Our internet website and the information contained therein or connected to or linked from our internet web site are not incorporated information and do not constitute a part of this Annual Report or any amendment thereto.

Item 1A. Risk Factors.

References to past events are provided by way of example only and are not intended to be a complete listing or representation as to whether or not such factors have occurred in the past or their likelihood of occurring in the future.

An investment in our common stock involves significant risk. We describe below material risks that management believes affect or could affect our performance. Understanding these risks is important to understanding any statement in this Annual Report and to evaluating an investment in our common stock. You should carefully read and consider the risks and uncertainties described below together with all the other information included or incorporated by reference in this Annual Report before you make any decision regarding an investment in our common stock. If any of the following risks actually occur, our business, financial condition, liquidity and results of operations could be materially and adversely affected. If this were to happen, the value of our common stock could significantly decline, and you could lose some or all of your investment. While the following discussion provides a description of material risks that could cause our results to vary materially from those expressed in public statements or documents, other factors besides those discussed within this Annual Report or elsewhere in other of our reports filed with or furnished to the SEC could also affect our business, financial condition, liquidity and results of operations.

Summary of Risk Factors

As a non-bank mortgage company, we are exposed in the normal course of business to multiple risks shared by other participants in our industry. In addition, some of the risks we face are unique to Velocity or such risks could have a different or greater impact on Velocity than on other companies. These risks could adversely impact our business, regulatory or agency approval, financial condition, liquidity, results of operations, ability to grow, and reputation, and are summarized below. This summary is intended to supplement, and should not be considered a substitute for, the complete Risk Factors that follow.

Risks Related to Our Financial Performance, Financing Our Business, Liquidity and Net Worth, and the Economy

- Conditions in the real estate markets, the financial markets and the economy generally

- Fiscal policies or inaction at the U.S. federal government level, which have led to and may in the future lead to federal government shutdowns or negative impacts on the U.S. economy

- Disruptions in the capital markets, including market fluctuations and economic instability as a result of tariffs, trade restrictions, armed conflict and other geopolitical disruptions or conditions

- Economic downturns, including disruptions to business, market and operational conditions related to natural disasters or epidemics, in geographies where our assets are concentrated

Risks Related to Our Business

- Competition in the market for loan origination and acquisition opportunities

- The high degree of risk involved in loans to small businesses, self-employed borrowers, properties in transition, and certain portions of our investment real estate portfolio

- Failure of a third-party servicer or the failure of our own internal servicing system to effectively service our portfolio of mortgage loans

- Additional or increased risks if we change our business model or create new or modified real estate lending products

- Use of incorrect, misleading or incomplete information in our analytical models and data, and risks relating to the possibility of receiving inaccurate and/or incomplete information from potential borrowers, guarantors and loan sellers

- Deficiencies in appraisal quality in the mortgage loan origination process and risks associated with our underwriting guidelines and our ability to change our underwriting guidelines

- Loss of our key personnel or our inability to hire and retain qualified account executives

- Any inability to manage future growth effectively or failure to develop, enhance and implement strategies to adapt to changing conditions in the real estate and capital market, including risks associated with our ability to successfully identify, acquire, and integrate companies and assets

- Any inability of our borrowers to generate net income from operating the property that secures our loans

- Costs or delays involved in the completion of a foreclosure or liquidation of the underlying property

- Operational risks, including the risk of cyberattacks and other security incidents, or disruption in the availability and/or functionality of our technology infrastructure and systems

- Lender liability claims, requirements that we repurchase mortgage loans or indemnify investors, or allegations of violations of predatory lending laws and environmental liabilities with respect to properties to which we take title

- Inadequate insurance on collateral underlying mortgage loans and real estate securities

- Failure to realize an attractive price upon disposal of portfolio assets that are recorded at fair value

- The interest margin, cost structure and return on equity of our existing and future securitizations and the inability to successfully complete additional securitization transactions on attractive terms or at all

- The termination of one or more of our warehouse repurchase and revolving loan facilities

- Interest rate fluctuations or mismatches between our loans and our borrowings

Legal and Regulatory Risks

- Legal or regulatory developments related to mortgage-related assets, securitizations or state licensing and operational requirements

- Our ability to maintain our exclusion under the Investment Company Act of 1940, as amended (the "1940 Act")

- Our ability to comply with laws, regulations and market standards regarding the privacy, use, and security of customer and other regulated information

- Litigation and adverse legislative or regulatory changes

Risks Relating to Ownership of Our Common Stock

- Substantial volatility in our common stock price

- The influence of our largest stockholders over us and our performance

- The issuance of additional securities that dilute or depress the market price of our common stock

- Future offerings of debt securities that are senior to our common stock in liquidation, or equity securities that are senior to our common stock in respect of liquidation and distributions

- Certain provisions in our organizational documents that may make takeovers more difficult

<center>**Risks Related to Our Business**</center>

We are dependent upon the success of the investor real estate market and conditions that negatively impact this market may reduce demand for our loans and adversely impact our business, results of operations and financial condition.

Our borrowers are primarily owners of residential rental and small commercial properties. Accordingly, the success of our business is closely tied to the overall success of the investors and small business owners in that market. Various changes in real estate conditions may impact this market. Any negative trends in such real estate conditions may reduce demand for our products and services and, as a result, adversely affect our results of operations. These conditions include:

- oversupply of, or a reduction in demand for, residential rental and small commercial properties;

- a change in policy or circumstances that may result in a significant number of potential residents of multifamily properties deciding to purchase homes instead of renting;

- zoning, rent control or stabilization laws, or other laws regulating multifamily housing, which could affect the profitability of residential rental developments;

- the inability of residents and tenants to pay rent;

- changes in the tax code related to investment real estate;

- increased operating costs, including increased real property taxes, maintenance, insurance, and utilities costs; and

- potential liability under environmental and other laws.

Any or all of these factors could negatively impact the investor real estate market and, as a result, reduce the demand for our loans or the terms on which we are able to make our loans and, as a result materially and adversely affect us.

Difficult conditions in the real estate markets, the financial markets and the economy generally may adversely impact our business, results of operations and financial condition.

Our results of operations may be materially affected by conditions in the real estate markets, the financial markets and the economy generally. These conditions include changes as a result of global and regional macroeconomic developments, such as uncertainty related to future economic activity, the current tariff environment, including increased tariff rates and reciprocal tariffs, which remains dynamic and uncertain, reduced access to credit and decreased liquidity, as well as changes in short-term and long-term interest rates, inflation and deflation, fluctuations in the real estate and debt capital markets and developments in national and local economies, unemployment rates, commercial property vacancy rates, and rental rates. Any deterioration of real estate fundamentals generally, and in the United States in particular, and changes in general economic conditions could decrease the demand for our loans, negatively impact the value of the real estate collateral securing our loans, increase the default risk applicable to borrowers, and make it relatively more difficult for us to generate attractive risk-adjusted returns.

We also are significantly affected by the fiscal, monetary, and budgetary policies of the U.S. government and its agencies. We are particularly affected by the policies of the Board of Governors of the Federal Reserve System, which we refer to as the Federal Reserve, which regulates the supply of money and credit in the United States. The Federal Reserve's policies affect interest rates, which can have a significant impact on the demand for investor real estate loans. Significant fluctuations in interest rates as well as protracted periods of increases or decreases in interest rates could adversely affect the operation and income of the investment properties securing our loans, as well as the demand from investors for investor real estate loans in the secondary market. In particular, changes in interest rates often affect the number of loans originated. For example, a decrease in interest rates could cause refinancing of existing loans to become more attractive and qualifying for a loan to become easier, while an increase in interest rates could cause refinancing of existing loans to become less attractive and qualifying for a loan to become more difficult.

We cannot predict the degree to which economic conditions generally, and the conditions for real estate debt investing in particular, will improve or decline. Any stagnation in or deterioration of the real estate markets may limit our ability to originate or acquire loans on attractive terms or cause us to experience losses related to our assets. Declines in the market values of our investments may adversely affect our results of operations and credit availability.

Adverse global market, economic and political conditions, including government shutdowns, armed conflicts or terrorist acts, pandemics and other catastrophic events could have a material adverse effect on us.

Our business could be materially affected by market, economic, political conditions, pandemics and other catastrophic events in the U.S. and internationally, including potential national or international recession, which could result in changes in interest rates and availability of capital, the effects of governmental initiatives to manage economic conditions and the impacts of a federal government shutdown. Terrorist attacks, actual or threatened acts of war or armed conflict or the escalation of current hostilities, such as the ongoing conflicts between Russia and Ukraine, Israel and Hamas, or involving Iran, Venezuela or any other military or armed conflict have led and could lead to further regional instability, market disruptions, geopolitical shifts and adverse effects on macroeconomic conditions which could adversely affect our results of operations and financial conditions.

In addition, a prolonged or repeated shutdown of the U.S. federal government could adversely affect our business, results of operations and financial conditions. Funding gaps or lapses in federal appropriations may disrupt the operations of government agencies that provide critical economic data, administer regulatory functions, or directly support our customers and counterparties. During a shutdown, federal agencies such as the Internal Revenue Service, Small Business Administration, and various supervisory bodies may suspend or significantly curtail their activities, which can delay loan originations, hinder verification processes, impede regulatory approvals, and reduce the availability of government‑guaranteed lending programs. A shutdown may also impair the financial capacity of borrowers who depend on federal salaries, contracts, reimbursements, or benefit programs, including government employees, federal contractors, and recipients of government-funded services. Reduced or delayed income to these borrowers could reduce loan demand, negatively affect deposit inflows, and increase our credit risk exposure. In addition, disruptions to federal economic data releases or fiscal operations may create volatility in financial markets, affecting interest rates, liquidity conditions, and the valuation of securities in our investment portfolio. The duration and economic impact of any government shutdown are inherently uncertain, and any such event could, individually or in the aggregate, have a material adverse effect on our business, financial condition and results of operations.

We operate in a competitive market for loan origination and acquisition opportunities and competition may limit our ability to originate and acquire loans, which could adversely affect our ability to execute our business strategy.

We operate in a competitive market for investment and loan origination and acquisition opportunities. Our profitability depends, in large part, on our ability to acquire our target assets at attractive prices and originate loans that allow us to generate compelling net interest margins. In acquiring our target assets or originating loans, we compete with a variety of institutional investors, including real estate investment trusts, specialty finance companies, public and private funds, commercial and investment banks, commercial finance and insurance companies and other financial institutions. Many of these competitors may enjoy competitive advantages over us, including:

- greater name recognition;

- a larger, more established network of correspondents and loan originators;

- established relationships with mortgage brokers or institutional investors;

- access to lower cost and more stable funding sources;

- an established market presence in markets where we do not yet have a presence or where we have a smaller presence;

- ability to diversify and grow by providing a greater variety of commercial real estate loan products on more attractive terms, some of which require greater access to capital and the ability to retain loans on the balance sheet; and

- greater financial resources and access to capital to develop branch offices and compensate key employees.

Some competitors may have a lower cost of funds and access to funding sources that may not be available to us. Commercial banks may have an advantage over us in originating loans if borrowers already have a line of credit or construction financing with the bank. Commercial real estate service providers may have an advantage over us to the extent they also offer a larger or more comprehensive investment sales platform. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of originations or loan acquisitions, and establish more relationships than us. Furthermore, competition for loans on our target assets may lead to the price of such assets increasing, which may further limit our ability to generate desired returns, and competition in investor real estate loan origination may increase the availability of investor real estate loans which may result in a reduction of interest rates on investor real estate loans. We cannot assure you that the competitive pressures we face will not have a material and adverse effect on our business, results of operations and financial condition. In addition, future changes in laws, regulations, and consolidation in the commercial real estate finance market could lead to the entry of more competitors. We cannot guarantee that we will be able to compete effectively in the future, and our failure to do so would materially and adversely affect us.

Loans to small businesses involve a high degree of business and financial risk, which can result in substantial losses that would adversely affect our business, results of operation and financial condition.

Our operations and activities include, without limitation, loans to small, privately owned businesses. Often, there is little or no publicly available information about these businesses. Accordingly, we must rely on our own due diligence to obtain information in connection with our investment decisions. Our borrowers may not meet net income, cash flow and other coverage tests typically imposed by banks. A borrower's ability to repay its loan may be adversely impacted by numerous factors, including a downturn in its industry or other negative local or more general economic conditions. Deterioration in a borrower's financial condition and prospects may be accompanied by deterioration in the collateral for the loan. In addition, small businesses typically depend on the management talents and efforts of one person or a small group of people for their success. The loss of services of one or more of these persons could have a material and adverse impact on the operations of the small business. Small companies are typically more vulnerable to customer preferences, market conditions and economic downturns and often need additional capital to expand or compete. These factors may have an impact on loans involving such businesses. Loans to small businesses, therefore, involve a high degree of business and financial risk, which can result in substantial losses, and in turn could have a material and adverse effect on our business, results of operations and financial condition.

The failure of a third-party servicer or the failure of our own internal servicing system to effectively service our portfolio of mortgage loans may adversely impact our business, results of operations and financial condition.

Most mortgage loans and securitizations of mortgage loans require a servicer to manage collections for each of the underlying loans. Onity Group Inc. (formerly PHH Mortgage Corporation) currently provides loan servicing on most of our loan portfolio, and we work with several other servicers for a portion of our portfolio. We refer to these providers as our third-party loan servicers. A third-party loan servicer's responsibilities include providing loan administration, issuing monthly statements, managing borrower insurance and tax impounds, sending delinquency notices, collection activity, all cash management and reporting on the performance of the loans. A third-party loan servicer may retain sub-servicers in any jurisdictions where licensing is required and the third-party loan servicer has not obtained the necessary license or where it otherwise deems it advisable. Both default frequency and default severity of loans may depend upon the quality of the servicer. If a third-party loan servicer or any sub-servicer is not vigilant in encouraging borrowers to make their monthly payments, the borrowers may be far less likely to make these payments, which could result in a higher frequency of default. If a third-party loan servicer or any sub-servicers takes longer to liquidate non-performing assets, loss severities may be higher than originally anticipated. Higher loss severity may also be caused by less competent dispositions of real estate owned, or REO.

Servicer quality, whether performed by third-party loan servicers or internally by us, is of prime importance in the default performance of investor real estate loans and securitizations. If we are unable to maintain our relationships with our third-party loan servicers, or they become unwilling or unable to continue to perform servicing activities, we could incur additional costs to obtain replacement loan servicers and there can be no assurance that a replacement servicer could be retained in a timely manner or at similar rates. Should we have to transfer loan servicing to another servicer for any reason, the transfer of our loans to a new servicer could result in more loans becoming delinquent because of confusion or lack of attention. Servicing transfers involve notifying borrowers to remit payments to the new servicer, and these transfers could result in misdirected notices, misapplied payments, data input errors and other problems. Industry experience indicates that mortgage loan delinquencies and defaults are likely to temporarily increase during the transition to a new servicer and immediately following the servicing transfer. Further, when loan servicing is transferred, loan servicing fees may increase, which may have an adverse effect on the credit support of assets held by us. Effectively servicing our portfolio of mortgage loans is critical to our success, particularly given our strategy of maximizing the value of our portfolio with our proprietary loan modification programs and special servicing techniques, and therefore, if one of our third-party loan servicers or our internal special servicing fails to effectively service our portfolio of mortgage loans, it could have a material and adverse effect on our business, results of operations and financial condition.

In addition, third-party loan servicers collect loan payments from our borrowers and hold them until remitting them to us, our lenders or our securitization trustees, as applicable, on scheduled monthly payment dates. As part of industry practice, third-party loan servicers are also often contractually required to advance amounts to their clients in some circumstances where borrowers have not yet made payments on the underlying mortgage loans, which could increase financial and liquidity demands on third-party loan servicers during times of economic distress when borrowers failed to make payments on mortgage loans or were late in doing so. Financial distress or insolvency of any of our third-party loan servicers would have a material adverse effect on our business, results of operations and financial condition.

We are dependent on certain of our key personnel for our future success, and their continued service to us is not guaranteed.

Our future success depends on the continued service of key personnel, including Christopher D. Farrar, our Chief Executive Officer, Mark R. Szczepaniak, our Chief Financial Officer, and Jeffrey T. Taylor, our Executive Vice President for Capital Markets, and our ability to attract new skilled personnel. We do not have employment contracts that provide severance payments and/or change in control benefits with our executive officers, and there can be no assurance that we will be able to retain their services. The departure of key personnel, until suitable replacements could be identified and hired, if at all, could have a material and adverse effect on our business, results of operations and financial condition.

Our growth strategy relies upon our ability to hire and retain qualified account executives, and if we are unable to do so, our growth could be limited.

We depend on our qualified account executives to generate broker relationships which leads to repeat and referral business. Accordingly, we must be able to attract, motivate and retain qualified account executives. The market for qualified account executives is highly competitive and may lead to increased costs to hire and retain them. We cannot guarantee that we will be able to attract or retain qualified account executives. If we cannot attract, motivate or retain a sufficient number of qualified account executives, or if our hiring and retention costs increase our business, results of operations and financial condition could be materially and adversely affected.

Inaccurate or incomplete information received from potential borrowers, guarantors and sellers involved in the sale of pools of loans could have a negative impact on our results of operation.

In deciding whether to extend credit or enter into transactions with potential borrowers and their guarantors, we are forced to primarily rely on information furnished to us by or on behalf of these potential borrowers or guarantors, including financial statements. We also must rely on representations of potential borrowers and guarantors as to the accuracy and completeness of that information and we must rely on information and representations provided by sellers involved in the sale of pools of loans that we purchase when we make bulk acquisitions. Our results of operations could be negatively impacted to the extent we rely on financial statements or other information that is misleading, inaccurate or incomplete.

Deficiencies in appraisal quality in the mortgage loan origination process may result in increased principal loss severity.

During the mortgage loan underwriting process, appraisals are generally obtained on the collateral underlying each prospective mortgage. The quality of these appraisals may vary widely in accuracy and consistency. The appraiser may feel pressure from the broker or lender to provide an appraisal in the amount necessary to enable the originator to make the loan, whether or not the value of the property justifies such an appraised value. Inaccurate or inflated appraisals may result in an increase in the severity of losses on the mortgage loans, which could have a material and adverse effect on our business, results of operations and financial condition.

We use leverage in executing our business strategy, which may adversely affect us when economic conditions are unfavorable.

We leverage certain of our assets through borrowings under warehouse facilities and securitization transactions, as well as any corporate borrowings, and other debt we may incur from time to time. Our use of leverage may enhance our potential returns and increase the number of loans that can be made, but may also substantially increase the risk of loss. While our current and future financing arrangements and other debt obligations impose certain limitations on the amount of leverage we may incur, there are no such limits in our restated certificate of incorporation or our amended and restated bylaws. Our percentage of leverage will vary depending on our ability to obtain financing and the limitations imposed by our financing arrangements and debt securities and we may not be able to meet our debt service obligations. Our return on equity may be reduced if market conditions cause the cost of our financing to increase relative to the income that can be derived from our loan portfolio, which could adversely affect the price of our common stock. In addition, our debt service payments will reduce cash flow available for distributions to stockholders. To the extent that we cannot meet our debt service obligations, we risk the loss of some or all of our assets to foreclosure or sale to satisfy our debt obligations.

Our underwriting guidelines in the mortgage loan origination process may result in increased delinquencies and defaults.

Mortgage originators, including us, generally underwrite mortgage loans in accordance with their pre-determined loan underwriting guidelines, and from time to time and in the ordinary course of business, originators will make exceptions to these guidelines. There can be no assurance that our underwriting guidelines will identify or appropriately assess the risk that the interest and principal payments due on a loan will be repaid when due, or at all, or whether the value of the mortgaged property will be sufficient to otherwise provide for recovery of such amounts. Our underwriting guidelines are more narrow than some other mortgage lenders because we give primary consideration to the adequacy of the property as collateral and source of repayment for the loan rather than focusing on the personal income of the borrower. For example, while we emphasize credit scores in our underwriting process, there is no minimum credit score that a potential borrower must have in order to obtain a loan from us. Although we believe that this asset-driven approach is one of our competitive advantages, it may result in higher delinquency and default rates than those experienced by mortgage lenders with broader underwriting guidelines and/or those who require minimum credit scores or verify the personal income of their borrowers.

On a case by case basis, our underwriters may determine that a prospective borrower that does not strictly qualify under our underwriting guidelines warrants an underwriting exception, based upon compensating factors. Compensating factors may include, but are not limited to, a lower loan-to-value ratio, a higher debt coverage ratio, experience as a real estate owner or investor, higher borrower net worth or liquidity, stable employment, longer length of time in business and length of time owning the property. Loans originated with exceptions may result in a higher number of delinquencies and defaults, which could have a material and adverse effect on our business, results of operations and financial condition.

We may change our strategy or underwriting guidelines without notice or stockholder consent, which may result in changes to our risk profile, results of operations and financial condition.

We may change our strategy or any of our underwriting guidelines at any time without notice or the consent of our stockholders. For example, in response to the economic crisis precipitated by the spread of COVID-19, in late March 2020, we temporarily suspended our loan originations. We may opportunistically acquire commercial mortgage loans that comply with our credit guidelines and may sell commercial mortgage loans We may also change our target assets and financing strategy without notice or the consent of our stockholders. From time to time, based on market conditions and our perception of business opportunities, we vary the mix of types of loans we originate or purchase, our relative emphasis of loan originations and purchases of loans and related assets, and our preference for monetizing our financial assets through securitizations, sales of loans and sales of retained subordinated interests in our securitizations. Any of these changes could result in us holding a loan portfolio with a different risk profile from the risk profile described in this Annual Report and the documents incorporated by reference herein or, as well as affect the timing and amount of cash received or invested and of revenue recognized or charges or other expenses recorded. In addition, originating or purchasing loans of types with which we do not have significant prior experience may have greater risk of associated loss or other expense, or may not be as profitable as we expect. Additionally, a change in our strategy or underwriting guidelines may increase our exposure to interest rate risk, default risk, real estate market fluctuations and liquidity risk, all of which could have a material and adverse effect on our business, results of operations and financial condition.

Our inability to manage future growth effectively could have an adverse impact on our business, results of operations and financial condition.

Our ability to grow depends on our management's ability to originate and/or acquire investor real estate loans. In order to do this, we will need to identify, hire, train, supervise and manage new employees. Any failure to effectively manage our future growth, including a failure to successfully expand our loan origination activities could have a material and adverse effect on our business, results of operations and financial condition.

If we fail to develop, enhance and implement strategies to adapt to changing conditions in the real estate and capital markets, our business, results of operations and financial condition may be materially and adversely affected.

The manner in which we compete and the loans for which we compete are affected by changing conditions, which can take the form of trends or sudden changes in our industry, regulatory environment, changes in the role of government-sponsored entities, changes in the role of credit rating agencies or their rating criteria or process or the United States economy more generally. If we do not effectively respond to these changes, or if our strategies to respond to these changes are not successful, our business, results of operations and financial condition may be materially and adversely affected.

Operational risks, including the risk of cyberattacks and other security incidents, could disrupt our business and materially and adversely affect our business, results of operations and financial condition.

Our financial, accounting, communications and other data processing systems may fail to operate properly or become disabled as a result of tampering or a breach of the network security systems or otherwise. In addition, such systems have been and may be from time to time subject to cyberattacks or other cybersecurity incidents and attempts, which may continue to increase in sophistication and frequency in the future, including as a result of advances in technologies such as artificial intelligence.

Unauthorized parties who seek to breach network security systems often intend to obtain unauthorized access to proprietary information or personal identifying information of the target's customers, borrowers, stockholders or other business partners, destroy data or disable, degrade or sabotage our systems, including through the introduction of computer viruses and other malicious code, "phishing" attempts, network failures, computer and telecommunication failures, infiltration by unauthorized persons and security breaches, usage errors by their respective professionals or service providers. Unauthorized parties who gain access to information and technology systems, often do so with the aim of stealing, publishing, deleting or modifying private and sensitive information. Although we take various measures designed to ensure the integrity of our information and technology systems, there can be no assurance that these measures will provide protection. Breaches such as those involving covertly introduced malware (including ransomware), impersonation of authorized users and industrial or other espionage may not be identified even with sophisticated prevention and detection systems, potentially resulting in further harm and preventing it from being addressed appropriately.

Moreover, we are highly dependent on information systems and technology (including on those of our service providers). Our information systems and technology may not continue to be able to accommodate our growth, and the cost of maintaining such systems may increase from its current level. Such a failure to accommodate growth, or an increase in costs related to such information systems, could have a material adverse effect on us.

We are headquartered in Westlake Village, California, in an area known for seismic activity and prone to wildfires. An earthquake, wildfire or other disaster or a disruption in the infrastructure that supports our business, including a disruption involving electronic communications or other services used by us or third parties with whom we conduct business, or directly affecting our headquarters, could have a material adverse impact on our ability to continue to operate our business without interruption. Our disaster recovery programs may not be sufficient to mitigate the harm that may result from such a disaster or disruption. Insurance and other safeguards might only partially reimburse us for our losses, if at all.

In addition, we rely on third-party service providers for certain aspects of our business, including software vendors for portfolio management and accounting software, outside financial institutions for back office processing and custody of securities and third-party broker-dealers for the execution of trades. An interruption or deterioration in the performance of these third parties or breaches or failures of their information systems and technology could cause system interruptions, delays, loss, corruption or exposure of critical data or intellectual property and impair the quality of our operations, which could impact our reputation and hence adversely affect our business.

Any such interruption or deterioration in our operations could result in substantial recovery and remediation costs and liability. While we have implemented disaster recovery plans and backup systems to lessen the risk of any material adverse impact, our disaster recovery planning may not be sufficient to mitigate the harm and cannot account for all eventualities, and a catastrophic event that results in the destruction or disruption of any data or critical business or information technology systems could severely affect our ability to conduct our business operations, and as a result, our future operating results could be materially and adversely affected.

Any disruption in the availability or functionality of our technology infrastructure and systems could have a material adverse effect on our business.

Our ability to originate and acquire investor real estate loans, execute securitizations, and manage any related interest rate risks and credit risks is critical to our success and is highly dependent upon the efficient and uninterrupted operation of our computer and communications hardware and software systems. Some of these systems are located at our facility and some are maintained by third-party vendors. Any significant interruption in the availability and functionality of these systems could harm our business. In the event of a systems failure or interruption by our third-party vendors, we will have limited ability to affect the timing and success of systems restoration. If such interruptions continue for a prolonged period of time, it could, have a material and adverse impact on our business, results of operations and financial condition. See *"Risk Factors—Risks Related to Our Business—Operational risks, including the risk of cyberattacks, could disrupt our business and materially and adversely affect our business, results of operations and financial condition"* for additional information.

Our security measures may not effectively prohibit others from obtaining improper access to our information. If a person is able to circumvent our security measures, he or she could destroy or misappropriate valuable information or disrupt our operations. Any security breach could expose us to risks of data loss, litigation and liability and could seriously disrupt our operations and harm our reputation.

Our intellectual property and other proprietary rights may be inadequate to protect our business or may be infringed, misappropriated or challenged by others, or we may be subject to claims of intellectual property infringement or misappropriation asserted by third parties.

To protect our intellectual property and proprietary rights, we rely on a combination of intellectual property laws, contractual arrangements, and internal policies and procedures. However, the protective steps that we take may be inadequate to deter or prevent infringement of our intellectual property rights or misappropriation of our proprietary information. In addition, we may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property or proprietary rights. Our failure to obtain or maintain adequate protection of our intellectual property or other proprietary rights for any reason could have a material and adverse effect on our business, results of operations and financial condition.

Furthermore, third parties may initiate litigation or other proceedings against us for infringement or misappropriation of their intellectual property rights. Even if we believe that particular intellectual property-related claims are without merit, litigation may be necessary to defend against these allegations. The ultimate outcome of any allegation is often uncertain and, regardless of the outcome, litigation and other proceedings, with or without merit, are time-consuming and expensive to resolve and may divert management's time and attention. If we do not prevail in any such litigation or other proceedings brought against us, we might have to pay substantial damages and we could be required to stop the infringing activity or obtain a license, and any such license may not be available to us on acceptable terms, or at all. Any of the foregoing could have an adverse effect on our business, results of operations and financial condition.

Acquisitions, strategic investments, entries into new businesses, and divestitures could disrupt our business, divert our management's attention, result in additional dilution to our stockholders, and harm our business.

From time to time we may seek to acquire or invest in businesses or other assets that we believe could complement or expand our business, enhance our capabilities or market reach, or otherwise offer growth opportunities. The identification, evaluation, and negotiation of potential acquisitions and divestitures may divert the attention of management and entail various expenses, whether or not such transactions are ultimately completed. If we acquire additional businesses, we may not be able to integrate the acquired personnel, operations, asset portfolios and technologies successfully, or effectively manage the combined business following the acquisition. Successful integration requires an assessment of several factors and the accuracy of this assessment is inherently uncertain. Our review may not reveal all existing or potential problems or permit us to become sufficiently familiar with the assets to fully assess any deficiencies.

We also may not achieve the anticipated benefits from the acquired businesses, or realize the benefit within the expected time frame, due to a number of factors, including difficulties resulting from the integration of technologies, IT systems, accounting systems, culture or personnel; diversion of management's attention; litigation or regulatory matters; use of resources; or other disruption of our operations. Regulatory constraints, including competition regulations, may also affect the extent to which we can maximize the value of our acquisitions or investments. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of additional debt and incurrence of significant costs associated with integrating assets with our operations. In addition, we may spend time and money on acquisitions or investments that do not increase our revenue. Unanticipated costs may also be incurred in the integration process and any net benefits anticipated from any acquisition or investment may not be achieved in the near term, or at all. Acquisitions could expand our operations into new geographies, products and lines of business, which may increase the magnitude or scope of financial, operational and legal and regulatory risks to our business. If an acquired business fails to meet our expectations, our business may be materially and adversely affected.

Additionally, if there are significant delays in completing any acquisition or investment, our future business and financial results could be negatively affected, including potentially as a result of liability for damages under the terms and conditions of the transactions agreements.

Risks Related to Our Loan Portfolio

A significant portion of our loan portfolio is in the form of investor real estate loans which are subject to increased risks.

Investor real estate loans are directly exposed to losses resulting from default and foreclosure. Therefore, the value of the underlying property, the creditworthiness and financial position of the borrower and the priority and enforceability of the lien will significantly impact the value of such mortgages. Whether or not we have participated in the negotiation of the terms of any such mortgages, there can be no assurance as to the adequacy of the protection of the terms of the loan, including the validity or enforceability of the loan and the maintenance of the anticipated priority and perfection of the applicable security interests. Furthermore, claims may be asserted that might interfere with enforcement of our rights. In the event of a foreclosure, we may assume direct ownership of the underlying real estate. The liquidation proceeds upon sale of such real estate may not be sufficient to recover our cost basis in the loan, resulting in a loss to us. Any costs or delays involved in the completion of a foreclosure of the loan or a liquidation of the underlying property will further reduce the proceeds and thus increase the loss.

A portion of our loan portfolio currently is, and in the future may be, delinquent and subject to increased risks of credit loss for a variety of reasons, including, without limitation, because the underlying property is too highly-leveraged or the borrower falls upon financial distress. Whatever the reason, the borrower may be unable to meet its contractual debt service obligation to us. Delinquent loans may require a substantial amount of workout negotiations or restructuring, which may divert our attention from other activities and entail, among other things, a substantial reduction in the interest rate or capitalization of past due interest. However, even if restructurings are successfully accomplished, risks still exist that borrowers will not be able or willing to maintain the restructured payments or refinance the restructured mortgage upon maturity.

Investor real estate loans, including performing and delinquent, are also subject to "special hazard" risk (property damage caused by hazards, such as earthquakes or environmental hazards, not covered by standard property insurance policies) and to bankruptcy risk (reduction in a borrower's mortgage debt by a bankruptcy court). In addition, claims may be assessed against us on account of our position as mortgage holder or property owner, including responsibility for tax payments, environmental hazards and other liabilities.

Loans on properties in transition will involve a greater risk of loss than traditional investment-grade mortgage loans with fully insured borrowers.

While our primary focus is long-term maturity investor real estate loans, in March 2017, we began originating short-term, interest-only loans to be used for acquiring, repositioning or improving the quality of 1-4 unit residential investment properties. This product typically serves as an interim solution for borrowers and/or properties that do not meet the investment criteria of our primary 30-year product. The typical borrower of these rehab and resell loans has usually identified an undervalued asset that has been under-managed or is located in a recovering market. If the market in which the asset is located fails to improve according to the borrower's projections, or if the borrower fails to improve the quality of the asset's management or the value of the asset, the borrower may not receive a sufficient return on the asset to satisfy the transitional loan, and we bear the risk that we may not recover some or all of our investment.

In addition, borrowers usually use the proceeds of a conventional mortgage to repay a rehab and resell loan. Rehab and resell loans therefore are subject to risks of a borrower's inability to obtain permanent financing to repay the loan. Rehab and resell loans are also subject to risks of borrower defaults, bankruptcies, fraud, losses and special hazard losses that are not covered by standard hazard insurance. In the event of any default under rehab and resell loans that may be held by us, we bear the risk of loss of principal and non-payment of interest and fees to the extent of any deficiency between the value of the mortgage collateral and the principal amount and unpaid interest of the transitional loan. To the extent we suffer such losses with respect to these loans, our business, results of operations and financial condition may be materially adversely affected.

Any costs or delays involved in the completion of a foreclosure or liquidation of the underlying property may further reduce proceeds from the property and may increase the loss.

From time to time, we find it necessary or desirable to foreclose on mortgage loans we own, and the foreclosure process may be lengthy and expensive. Borrowers may resist mortgage foreclosure actions by asserting numerous claims, counterclaims and defenses against us including, without limitation, numerous lender liability claims and defenses, even when such assertions may have no basis in fact, in an effort to prolong the foreclosure action and force us into a modification of the loan or a favorable buy-out of the borrower's position. In some states, foreclosure actions can sometimes take several years or more to litigate. At any time prior to or during the foreclosure proceedings, the borrower may file for bankruptcy, which would have the effect of staying the foreclosure actions and further delaying the foreclosure process. Foreclosure may create a negative public perception of the related mortgaged property, resulting in a decrease in its value. Even if we are successful in foreclosing on a loan, the liquidation proceeds upon sale of the underlying real estate may not be sufficient to recover our cost basis in the loan, resulting in a loss to us. Furthermore, any costs or delays involved in the completion of a foreclosure of the loan or a liquidation of the underlying property will further reduce the proceeds and thus increase the loss. Any such reductions could materially and adversely affect the value of the commercial loans in which we invest and, therefore, could have a material and adverse effect on our business, results of operations and financial condition.

In addition, moratoria or other limitations imposed by federal or U.S. state governments on the ability of lenders to foreclose on property or requirements for lenders to modify loans may have a material adverse effect on our business, results of operations or financial condition, including by precluding us from foreclosing on, or exercising other remedies with respect to, the property underlying loans, or requiring or incentivizing us to accept modifications not favorable to us.

Insurance on collateral underlying mortgage loans and real estate securities may not cover all losses.

There are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods, hurricanes, terrorism or acts of war, that may be uninsurable or not economically insurable. Inflation, changes in building codes and ordinances, environmental considerations and other factors, including terrorism or acts of war, also might make the insurance proceeds insufficient to repair or replace a property if it is damaged or destroyed. Under these circumstances, the insurance proceeds received might not be adequate to restore our economic position with respect to the affected real property. Uninsured losses may also reduce the value of the underlying property. Any uninsured or underinsured loss could result in the loss of cash flow from, and the asset value of, the affected property.

We may be subject to lender liability claims, and if we are held liable under such claims, we could be subject to losses.

A number of judicial decisions have upheld the right of borrowers to sue lending institutions on the basis of various evolving legal theories, collectively termed "lender liability." Generally, lender liability is founded on the premise that a lender has either violated a duty, whether implied or contractual, of good faith and fair dealing owed to the borrower or has assumed a degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or stockholders. We cannot assure prospective investors that such claims will not arise or that we will not be subject to significant liability if a claim of this type did arise.

Our portfolio of assets may at times be concentrated in certain property types or secured by properties concentrated in a limited number of geographic areas, which increases our exposure to economic downturn and natural disasters, including disruptions related to epidemics, with respect to those property types or geographic locations.

We are not required to observe specific diversification criteria, except as may be set forth in the underwriting guidelines adopted by our Board. Therefore, our portfolio of assets may, at times, be concentrated in certain property types that are subject to higher risk of foreclosure or secured by properties concentrated in a limited number of geographic locations.

Our loan portfolio changes over time, however, as of December 31, 2025, our loans held for investment were primarily concentrated in California, New York, Florida, New Jersey and Texas. Deterioration of economic conditions or natural disasters, including disruptions to business and operations related to epidemics, in these or in any other state in which we have a significant concentration of borrowers could have a material and adverse effect on our business by reducing demand for new financings, limiting the ability of customers to repay existing loans and impairing the value of our real estate collateral and real estate owned properties.

To the extent that our portfolio is concentrated in any region, or by type of property, downturns relating generally to such region, type of borrower or security, or the occurrence of natural disasters in those regions, may result in defaults on a number of our assets within a short time period, which may reduce our net income and could adversely affect our results of operations and financial condition.

The investor real estate loans we originate or acquire are dependent on the ability of the property owner to generate net income from operating the property, which may result in the inability of such property owner to repay a loan, as well as the risk of foreclosure.

The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower's ability to repay the loan may be impaired. Net operating income of an income-producing property can be adversely affected by, among other things:

- tenant mix;

- success of tenant businesses;

- property management decisions;

- property location, condition and design;

- competition from comparable types of properties;

- changes in national, regional or local economic conditions or specific industry segments;

- declines in regional or local real estate values;

- declines in regional or local rental or occupancy rates;

- increases in interest rates, real estate tax rates and other operating expenses;

- costs of remediation and liabilities associated with environmental conditions;

- the potential for uninsured or underinsured property losses;

- changes in governmental laws and regulations, including fiscal policies, zoning ordinances and environmental legislation and the related costs of compliance; and

- acts of God, significant public health events (including epidemics), terrorism, social unrest and civil disturbances.

In the event of any default under a mortgage loan held directly by us, we will bear a risk of loss of interest and principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on our cash flow from operations. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law.

Foreclosure can be an expensive and lengthy process and foreclosing on certain properties where we directly hold the mortgage loan and the borrower's default under the mortgage loan is continuing could result in actions that could be costly to our operations, in addition to having a substantial negative effect on our anticipated return on the foreclosed mortgage loan.

We may be exposed to environmental liabilities with respect to properties to which we take title, which may in turn decrease the value of the underlying properties.

In the course of our business, we may take title to real estate, and, if we do take title, we could be subject to environmental liabilities with respect to these properties. In such a circumstance, we may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or we may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity, and results of operations could be materially and adversely affected. In addition, an owner or operator of real property may become liable under various federal, state and local laws, for the costs of removal of certain hazardous substances released on its property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances. The presence of hazardous substances may adversely affect an owner's ability to sell real estate or borrow using real estate as collateral. To the extent that an owner of an underlying property becomes liable for removal costs, the ability of the owner to make debt payments may be reduced, which in turn may adversely affect the value of the relevant mortgage-related assets held by us.

We may be required to repurchase or substitute mortgage loans or indemnify investors if we breach representations and warranties, which could harm our business, cash flow, results of operations and financial condition.

We have sold and, on occasion, may sell, some of our loans in the secondary market or as a part of a securitization of a portfolio of our loans. When we sell loans, we are required to make customary representations and warranties about such loans to the loan purchaser. Our mortgage loan sale agreements may require us to repurchase or substitute loans or indemnify investors in the event we breach a representation or warranty given to the loan purchaser. In addition, we may be required to repurchase loans as a result of borrower fraud or in the event of early payment default on a mortgage loan. Likewise, we may be required to repurchase or substitute loans or indemnify investors if we breach a representation or warranty in connection with our securitizations, if any.

The remedies available to a purchaser of mortgage loans are generally broader than those available to us against the originating broker or correspondent. Further, if a purchaser enforces its remedies against us, we may not be able to enforce the remedies we have against the sellers. The repurchased loans typically can only be financed at a steep discount to their repurchase price, if at all. They are also typically sold at a significant discount to the unpaid principal balance. Significant repurchase activity could harm our business, cash flow, results of operations and financial condition.

Some of our portfolio assets may be recorded at fair value as estimated by management and may not reflect the price we could realize upon disposal.

Most of our portfolio assets will be in the form of loans that are not publicly traded. The fair value of securities and other assets that are not publicly traded is not readily determinable. Depending on whether these securities and other investments are classified as available-for-sale or held-to-maturity, we will value certain of these investments at fair value, as determined in accordance with Financial Accounting Standards Board Accounting Standards Codification™, or ASC, 820—Fair Value Measurements, which may include unobservable inputs. Because such valuations are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. Our results of operations and the value of our common stock could be adversely affected if our determinations regarding the fair value of these assets are materially higher than the values that we ultimately realize.

Risks Related to Our Organization and Structure

For so long as Snow Phipps Group and TOBI continue to own a substantial amount of our outstanding common stock, they will have the ability to substantially influence us.

As of December 31, 2025, funds affiliated with SPG GP, LLC, or Snow Phipps Group, beneficially owned approximately 34.3% of our outstanding common stock and funds affiliated with Pacific Investment Management Company LLC, or TOBI, beneficially owned approximately 32.4% of our outstanding common stock.

In addition, pursuant to a stockholders' agreement we entered into with Snow Phipps Group and TOBI, each of Snow Phipps Group and TOBI have the right to designate certain persons as nominees for election as directors. Specifically, each of Snow Phipps Group and TOBI are entitled to designate up to two persons as director nominees. As a result, although Snow Phipps Group and TOBI are not affiliated with each other, they collectively own a majority of our common stock and are in a position to exercise significant influence over us, our Board and our management, affairs and transactions.

By virtue of their stock ownership and voting power, in addition to their board nomination rights, Snow Phipps Group and TOBI have the power to significantly influence our business and affairs and are able to influence the outcome of matters required to be submitted to stockholders for approval, including the election of our directors, amendments to our restated certificate of incorporation, mergers or sales of assets. The influence exerted by these large stockholders over our business and affairs might not be consistent with the interests of some or all of our other stockholders.

Our restated certificate of incorporation provides that our directors who are affiliates of Snow Phipps Group and TOBI may engage in similar activities and lines of business as us, which may result in competition between us and such stockholders or another portfolio company of such stockholders for certain corporate opportunities.

Our restated certificate of incorporation provides that our directors who are also employees or affiliates of Snow Phipps Group and TOBI may engage in similar activities or lines of business as us. Our restated certificate of incorporation provides that no employees or affiliates of such stockholders, including those persons who are also our directors, have any obligation to refrain from (1) engaging directly or indirectly in the same or similar business activities or lines of business as us or developing or marketing any products or services that compete, directly or indirectly, with us, (2) investing or owning any interest in, or developing a business relationship with, any person or entity engaged in the same or similar business activities or lines of business as, or otherwise in competition with, us or (3) doing business with any of our clients or customers. In addition, our restated certificate of incorporation provides that we have waived any interest or expectancy in any business or other opportunity that becomes known to a director of ours who is also an employee or affiliate of such stockholders unless the opportunity becomes known to that individual solely in his or her capacity as our director. As a result, certain of our directors who are also employees or affiliates of Snow Phipps Group or TOBI may compete with us for business and other opportunities, which may not be in the interest of all of our stockholders.

Some provisions of Delaware law and our organizational documents may deter third parties from acquiring us and may diminish the value of our common stock.

Certain provisions of our restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider to be in its best interest, including attempts that might result in a premium over the market price of our common stock.

These provisions provide for, among other things:

- the ability of our Board to issue one or more series of preferred stock with voting or other rights or preferences that could have the effect of impeding the success of an attempt to acquire us or otherwise effect a change of control;

- advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at stockholder meetings;

- certain limitations on convening special stockholder meetings; and

- certain limitations regarding business combinations with any "interested stockholder."

These provisions could make it more difficult for a third party to acquire us, even if the third-party's offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging future takeover attempts. These provisions could also make it more difficult for our stockholders to nominate directors for election to our Board and take other corporate actions.

Failure to comply with requirements to design, implement and maintain effective internal controls, as well as a failure to remediate any identified weaknesses in our internal controls, could have a material adverse effect on our reputation, business and stock price.

As a publicly-traded company, we are required to evaluate our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act, or Section 404. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our results of operations. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing and maintaining internal controls may divert management's attention from other matters that are important to our business.

We cannot assure you that material weaknesses will not occur and that we will be able to remediate such weaknesses in a timely manner. If we are unable to remediate any material weaknesses, our ability to record, process and report financial information accurately, and to prepare financial statements within the time periods specified by the rules and forms of the SEC, could be adversely affected which, in turn, may adversely affect our reputation and business, financial condition and the market price of our common stock.

Our restated certificate of incorporation provides, subject to limited exceptions, that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the sole and exclusive forums for certain stockholder litigation matters, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our restated certificate of incorporation provides, subject to limited exceptions, that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (1) derivative action or proceeding brought on behalf of our company, (2) action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee or stockholder of our company to the Company or our stockholders, creditors or other constituents, (3) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the Delaware General Corporation Law, or the DGCL, or our restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (4) action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine. Our restated certificate of incorporation will further provide that, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the United States federal securities laws.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our restated certificate of incorporation. These choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provisions contained in our restated certificate of incorporation to be inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

Our Board is authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.

Our restated certificate of incorporation authorizes our Board, without the approval of our stockholders, to issue shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our restated certificate of incorporation, as shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these additional series of preferred stock may be senior to or on parity with our common stock, which may reduce its value.

Risks Relating to Regulatory Matters

The increasing number of proposed United States federal, state and local laws may affect certain mortgage-related assets in which we intend to invest and could materially increase our cost of doing business.

Mortgage loan originators and servicers operate in a highly regulated industry and are required to comply with various federal, state and local laws and regulations. If any of our loans are found to have been originated, serviced or owned by us or a third-party in violation of applicable law, we could be subject to lawsuits or governmental actions, or we could be fined or incur losses. In respect of our mortgage loan originations and acquisitions, if any third-party mortgage brokers, originators or servicers fail to comply with applicable law, it could subject us, as lender, assignee or purchaser of the related mortgage loans, to monetary penalties or other losses. Any such outcome could have a material and adverse effect on our business, results of operations and financial condition.

The securitization process is subject to an evolving regulatory environment that may affect certain aspects of our current business.

As a result of the dislocation of the credit markets during the previous recession and the extensive regulation, oversight and enforcement activity by governmental and other regulatory agencies which followed, including without limitation, regulations promulgated by the Federal Housing Finance Agency, the SEC and the Federal Deposit Insurance Corporation pursuant to the mandates of the Dodd-Frank Act, the securitization industry has crafted and continues to craft changes to securitization practices, including, without limitation (i) changes to representations, warranties and enforcement procedures in securitization transaction documents and (ii) more expansive disclosure in securitization offering documents of (a) the underwriting guidelines applicable to the collateral underlying securitizations, the due diligence review of such collateral, the material risks impacting an investment decision and material national and international developments that could impact the value and liquidity of securities, (b) the limitations of the rights available to investors under the securitization documents, (c) risks impacting a transaction party's ability to perform its obligations under the securitization and (d) regulations promulgated by other countries which impact the ability to sell securities to investors in such countries.

On October 21, 2014, the final rules implementing the credit risk retention requirements of Section 941 of the Dodd–Frank Act, or the U.S. Risk Retention Rules, were issued and have since become effective with respect to all asset classes. The risk retention rules generally require the sponsor of a securitization to retain not less than 5% of the credit risk of the assets collateralizing the issuer's mortgage-backed securities. When applicable, the risk retention rules generally require the "securitizer" of a "securitization transaction" to retain at least 5% of the "credit risk" of "securitized assets," as such terms are defined for purposes of that statute, and generally prohibit a securitizer from directly or indirectly eliminating or reducing its credit exposure by hedging or otherwise transferring the credit risk that the securitizer is required to retain. Our securitizations are subject to the U.S. Risk Retention Rules and, as a result, we have retained at least 5% of the credit risk for all of our securitizations since the U.S. Risk Retention Rules went into effect. The European Union and the United Kingdom have also adopted certain risk retention and due diligence requirements in respect of various types of European Union and United Kingdom regulated investors that, among other things, restrict investors from taking positions in securitizations. To the extent our securitizations are marketed in countries in the European Union or the United Kingdom, we would become subject to these additional regulations, which may increase our risk retention requirements and increase the complexity and costs of new securitizations.

The current regulatory environment may be impacted by future legislative developments, such as amendments to key provisions of the Dodd-Frank Act, including provisions setting forth capital and risk retention requirements. In addition, there may be continued regulation through executive orders as President Trump has at times been very involved in calling for review, guidance and oversight of financial regulations, the future role of Fannie Mae and Freddie Mac and general rulemaking and oversight with respect to the mortgage and housing markets. Any resulting executive orders or legislative developments in the United States or any future regulations in the European Union or the United Kingdom could impact securitizations and pose additional risks to our participation in future securitizations or reduce or eliminate the economic incentives for participating in future securitizations, increase the costs associated with our origination, securitization or acquisition activities, or otherwise increase the risks or costs of our doing business.

We are subject to state licensing and operational requirements in certain states that may result in substantial compliance costs.

Although we do not engage in the highly regulated residential mortgage lending practice, we may be subject to licensing and operational requirements in certain states in which we do business. There can be no assurance that will be able to obtain any or all of the approvals and licenses that we desire or that we will avoid experiencing significant delays in seeking such approvals and licenses. In addition, in those states in which we are licensed, we are subject to periodic examinations by state regulators, which can result in refunds to borrowers of certain fees earned by us, and we may be required to pay substantial penalties imposed by state regulators due to compliance errors. Future regulatory changes may increase our costs and obligations by expanding the types of lending to which such laws apply or through stricter licensing laws, disclosure laws or increased fees, or may impose conditions to licensing that we are unable to meet. Future state legislation and changes in existing regulation may significantly increase our compliance costs or reduce the amount of ancillary fees, including late fees, that we may charge to borrowers. This could make our business cost-prohibitive in the affected state or states and could materially and adversely affect our business, results of operations and financial condition.

Any failure to obtain or maintain required licenses will restrict our options and ability to engage in desired activities, and could subject us to fines, suspensions, terminations and various other adverse actions if it is determined that we have engaged without the requisite approvals or licenses in activities that required an approval or license, which could have a material and adverse effect on our business, results of operation and financial condition.

Maintenance of our 1940 Act exemption imposes limits on our operations, which may adversely affect our operations.

We currently conduct, and intend to continue to conduct, our operations so that neither we nor any of our subsidiaries are required to register as an investment company under the 1940 Act.

We believe we qualify for an exemption under Section 3(a)(1) of the 1940 Act because we will not engage primarily, or hold ourselves out as being engaged primarily, in the business of investing, reinvesting or trading in securities, nor will we own investment securities with a combined value in excess of 40% of the value of our total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis. Rather, we, through our wholly owned subsidiaries, are primarily engaged in the business of originating and managing investor real estate loans.

We hold our assets primarily through direct or indirect wholly owned subsidiaries, certain of which are excluded from the definition of investment company pursuant to Section 3(c)(5)(C) and/or Section 3(c)(6) of the 1940 Act. To qualify for the exclusion pursuant to Section 3(c)(5)(C), based on positions set forth by the staff of the SEC, each such subsidiary generally is required to hold at least (i) 55% of its assets in "qualifying" real estate assets and (ii) at least 80% of its assets in "qualifying" real estate assets and "real estate-related" assets. "Qualifying" real estate assets for this purpose include mortgage loans that satisfy conditions set forth in SEC staff no-action letters and other guidance, and other assets that the SEC staff has determined are the functional equivalent of whole mortgage loans for the purposes of the 1940 Act. Section 3(c)(6) of the 1940 Act excludes, among other categories of issuers, issuers that are primarily engaged in a Section 3(c)(5)(C) business activity directly or through majority-owned subsidiaries. The SEC staff has stated in a no-action letter that an issuer that acquires whole mortgage loans that are eventually transferred into a securitization trust which it sponsors for the purpose of obtaining financing to acquire additional whole mortgage loans, may treat as qualifying real estate assets for purposes of Section 3(c)(5)(C) any securities issued by that trust that it retains because such securities are acquired as a direct result of the issuer being engaged in the business of purchasing or otherwise acquiring whole mortgage loans. As the factual basis of this no-action position aligns with our business model, we accordingly treat the mortgage backed securities issued by our securitization trusts that we have retained as qualifying real estate assets.

As a consequence of our seeking to avoid the need to register under the 1940 Act on an ongoing basis, we and/or our subsidiaries may be restricted from holding certain securities or may structure securitizations in a manner that would be less advantageous to us than would be the case in the absence of such requirements. For example, the restrictions of Section 3(c)(5)(C) may limit our and our subsidiaries' ability to retain certain mortgage-backed securities issued by our securitization trusts. Thus, avoiding registration under the 1940 Act may hinder our ability to finance our operations using securitizations and execute our growth strategy.

There can be no assurance that we and our subsidiaries will be able to successfully maintain the exceptions to the 1940 Act we currently rely on. If it were established that we or any of our subsidiaries were operating as an unregistered investment company, there would be a risk that we would be subject to monetary penalties and injunctive relief in an action or actions brought by the SEC, that we would be unable to enforce contracts with third parties, that third parties could seek to obtain rescission of transactions undertaken during the period it was established that we were an unregistered investment company, and that we would be subject to limitations on corporate leverage that would have an adverse impact on our investment returns.

If we fail to comply with laws, regulations and market standards regarding the privacy, use, and security of customer and other regulated information, or if we are the target of a successful cyberattack or other security incident, we may be subject to legal and regulatory actions and our reputation would be harmed.

We receive, maintain, and store non-public personal information of our loan applicants and others such as employees. The technology and other controls and processes designed to secure our customer information (and other confidential or regulated information) and to prevent, detect, and remedy any unauthorized access to that information were designed to obtain reasonable, not absolute, assurance that such information is secure and that any unauthorized access is identified and addressed appropriately. We are subject to the risk of data breaches, successful hacker attacks, unauthorized access and misuse, or significant computer viruses affecting our networks. Our controls may not have detected, and may in the future fail to prevent or detect, unauthorized access to our borrower information (or other confidential or regulated information). In addition, we are exposed to the risks of malware (including ransomware) denial-of-service, or DOS, attacks and damage to or destruction of our (and our service providers') networks or other information systems. A successful DOS attack, ransomware attack, or other intrusion or damage to our systems could result in a delay in the processing of our business, or even lost business. Additionally, we could incur significant costs associated with the recovery from such attacks or damage to our systems.

If borrower information (or other confidential or regulated information) is inappropriately accessed and used by a third-party or an employee for illegal purposes, such as identity theft, we may be responsible to the affected individual (such as an applicant or borrower) for any losses such person may have incurred as a result of misappropriation. In such an instance, we may also be liable to a governmental authority for fines or penalties associated with a lapse in the integrity and security of such information. Additionally, if we are the target of a successful cyberattack or other security incident, we may experience reputational harm that could impact our standing with our borrowers and adversely impact our financial results.

Furthermore, the regulatory environment surrounding data privacy and protection is constantly evolving, can be subject to significant change, and may be inconsistent between states within a country or between countries. New laws and regulations governing data privacy and the unauthorized disclosure of personal or confidential information pose increasingly complex compliance challenges and could potentially elevate our costs or require us to change our business practices. There can be no assurance that we will not be subject to regulatory or other legal actions in the event of alleged non-compliance with applicable privacy and data protection laws or regulations, or other claims. Any failure or perceived failure to comply with applicable laws and regulations could result in significant fines, penalties and legal liability.

We may be subject to liability for potential violations of predatory lending laws, which could adversely impact our business, results of operations and financial condition.

Although we have certain controls and procedures in place in order to confirm that all loans we make or acquire are undertaken for business purposes, from time to time we may inadvertently originate or acquire a loan subject to the various U.S. federal, state and local laws that have been enacted to discourage predatory lending practices. The Federal Home Ownership and Equity Protection Act of 1994, or the HOEPA, prohibits inclusion of certain provisions in residential mortgage loans that have mortgage rates or origination costs in excess of prescribed levels and requires that borrowers be given certain disclosures prior to origination. Some states have enacted, or may enact, similar laws or regulations, which in some cases impose restrictions and requirements greater than those in the HOEPA.

There can be no assurance that we will not inadvertently originate or acquire a consumer loan. If we were to originate or acquire such a loan, we would be required to comply with these laws and any breach of such laws could subject us to monetary penalties or give the borrowers a rescission right. Lawsuits have been brought in various states making claims against assignees or purchasers of high-cost loans for violations of state law. If any of our loans are found to have been originated in violation of predatory or abusive lending laws, we could incur losses, which could materially and adversely impact our business, results of operations and financial condition.

Risks Related to Sources of Financing

We may not be able to successfully complete additional securitization transactions on attractive terms or at all, which could limit potential future sources of financing and could inhibit the growth of our business.

The securitized debt market is our primary source of long-term financing, and we plan to securitize newly originated loans to repay our warehouse facilities, provide for long-term financing and generate cash for funding new loans. We plan to continue to structure these securitizations so that they are treated as financing transactions, and not as sales, for purposes of U.S. generally accepted accounting principles. This involves creating a special-purpose vehicle, contributing a pool of our assets to the entity and selling non-recourse debt securities to purchasers. We retain a portion of the "first loss" subordinated securities issued by our trusts and, as a result, we are the first tranche exposed to principal losses in the event the trust experiences a loss. We use short-term credit facilities to finance the origination or acquisition of investor real estate loans until a sufficient quantity of eligible assets has been accumulated, at which time we would refinance these short-term facilities through a securitization of the eligible assets, such as issuances of commercial mortgage-backed securities or collateralized loan obligations or the private placement of loan participations or other long-term financing. When we employ this strategy, we are subject to the risk that we would not be able to obtain, during the period that our short-term facilities are available, a sufficient amount of eligible assets to maximize the efficiency of a securitization. We are also subject to the risk that we are not able to obtain short-term credit facilities or are not able to renew any short-term credit facilities after they expire should we find it necessary to extend such short-term credit facilities to allow more time to obtain the necessary eligible assets for a long-term financing.

From time to time, one or more credit rating agencies may rate our new or existing securitizations. A lower-than-expected rating by one or more of these agencies or a reduction or withdrawal of a credit rating may adversely impact our ability to complete new securitizations on attractive terms or at all.

The inability to consummate securitizations of our portfolio or secure other financing arrangements on satisfactory terms to finance our loans on a long-term basis could require us to seek other forms of potentially less attractive financing or to liquidate assets at an inopportune time or price, which could have a material and adverse effect on our business, results of operations and financial condition.

If one or more of our warehouse facilities on which we are dependent are terminated, we may be unable to find replacement financing on favorable terms on a timely basis, or at all, which would have a material adverse effect on our business, results of operations and financial condition.

We require a significant amount of short-term funding capacity for loans we originate. Consistent with industry practice, our existing warehouse facilities are short-term, usually requiring annual renewal. If any of our committed facilities are terminated or are not renewed or our uncommitted facilities are not honored, we may be unable to find replacement financing on favorable terms on a timely basis, or at all, and we might not be able to originate loans, which would have a material adverse effect on us. Additionally, as our business continues to expand, we may need additional warehouse funding capacity for loans we originate. There can be no assurance that, in the future, we will be able to obtain additional warehouse funding capacity on favorable terms, on a timely basis, or at all.

We may be required to maintain certain levels of collateral or provide additional collateral under our warehouse facilities, which may restrict us from leveraging our assets as fully as desired or forcing us to sell assets under adverse market conditions, resulting in potentially lower returns.

We currently finance our originations and investments in investor real estate using warehouse facilities, which are our short-term revolving full recourse master repurchase agreements secured by certain of our underlying mortgage loans. Under our revolving warehouse facilities, the amount of available financing on our investor real estate loan portfolio is reduced based on the delinquency performance of the individual loans pledged under these facilities, and if the delinquency in our loan portfolio increases beyond certain levels, we may be required to pledge additional collateral, pay down a portion of the outstanding balance of these warehouse facilities, or liquidate assets at a disadvantageous time to avoid violating certain financial covenants contained therein and triggering a foreclosure on our collateral, any of which could cause us to incur further losses and have a material and adverse effect on our business, results of operations and financial condition.

In the event we do not have sufficient liquidity to pay down the financing when loan performance deteriorates, lending institutions can accelerate our indebtedness, increase our borrowing rates, liquidate our collateral and terminate our ability to borrow.

Further, our revolving warehouse facility agreements contain various financial and other restrictive covenants, including covenants that require us to maintain a certain amount of cash that is not invested or to set aside non-levered assets sufficient to maintain a specified liquidity position, which would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on equity. In the event that we are unable to meet these collateral obligations, as described above, our financial condition could deteriorate rapidly. In addition, if we fail to satisfy any of the financial or other restrictive covenants, or otherwise default under our revolving warehouse facilities, the lenders have the right to accelerate repayment and terminate the facilities. Accelerating repayment and terminating the facilities would require immediate repayment by us of the borrowed funds, which may require us to liquidate assets at a disadvantageous time, causing us to incur further losses and have a material and adverse effect on our business, our results of operations and financial condition.

If a counterparty to our repurchase transactions defaults on its obligation to resell the underlying asset back to us at the end of the transaction term, or if the value of the underlying asset has declined as of the end of that term, or if we default on our obligations under the repurchase agreement, we will lose money on our repurchase transactions.

When we engage in repurchase transactions, we generally sell assets to lenders and receive cash from these lenders. The lenders are obligated to resell the same assets back to us at the end of the term of the transaction. Because the cash we receive from the lender when we initially sell the assets to the lender is less than the value of those assets (this difference is the haircut), if the lender defaults on its obligation to resell the same assets back to us we may incur a loss on the transaction equal to the amount of the haircut (assuming there was no change in the value of the assets). We would also lose money on a repurchase transaction if the value of the underlying assets has declined as of the end of the transaction term, as we would have to repurchase the assets for their initial value but would receive assets worth less than that amount. Further, if we default on one of our obligations under a repurchase transaction, the lender can terminate all of the outstanding repurchase transactions with us and can cease entering into any other repurchase transactions with us. Our repurchase agreements contain cross-default provisions, so that if a default occurs under any one agreement, the lenders under our other agreements could also declare a default. Any losses we incur on our repurchase transactions could have a material and adverse effect on our business, our results of operations and financial condition.

Our substantial indebtedness could adversely affect our financial condition and impair our ability to operate our business.

We have a significant amount of indebtedness. Subject to the limits contained in the indenture governing our 9.375% senior notes due 2031, the agreements governing the 2024 Term Loan and the warehouse repurchase and revolving loan facilities, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, dividends or for other purposes. If we do so, the risks related to our substantial indebtedness could intensify. Specifically, our substantial indebtedness could have important consequences, including the following:

- making it more difficult for us to satisfy our obligations with respect to our debt;

- limiting our ability to obtain financing to fund future working capital, capital expenditures, acquisitions or other general company requirements on favorable terms or at all;

- requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions, future business opportunities and other general purposes;

- increasing our vulnerability to general adverse economic and industry conditions;

- exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under certain of the warehouse facilities and revolving loan facilities, are at variable rates of interest;

- limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

- consequences relating to adverse borrowing base redeterminations;

- placing us at a disadvantage compared to other, less leveraged competitors; and

- increasing our cost of borrowing.

In addition, our ability to refinance our indebtedness prior to maturity is dependent on the condition of the capital and credit markets and our financial condition. We can provide no assurance that we will be able to refinance our indebtedness or that any indebtedness incurred to refinance our indebtedness will be on comparable terms.

Interest rate fluctuations could negatively impact our net interest income, cash flows and the market value of our investments.

Our primary interest rate exposures will relate to the yield on our investments and the financing cost of our debt, as well as interest rate swaps we may utilize for hedging purposes. Changes in interest rates will affect our net interest income, which is the difference between the interest income we earn on our interest- earning investments and the interest expense we incur in financing these investments. Changes in the level of interest rates also may affect our ability to invest in assets, the value of our investments and our ability to realize gains from the disposition of assets. Changes in interest rates may also affect borrower default rates if a significant percentage of borrowers have mortgages that reset to a substantially higher interest rate and are unable to make their new monthly payments as obligated under the terms of the mortgage loan.

While the interest rates used to calculate interest expense on our financing lines are subject to floors to the extent that our financing costs will be determined by reference to floating rates (such as Secured Overnight Financing Rate, or SOFR, or a Treasury index) plus a margin, the amount of such margin will depend on a variety of factors, including, without limitation, (1) for collateralized debt, the value and liquidity of the collateral, and for non-collateralized debt, our credit, (2) the level and movement of interest rates and (3) general market conditions and liquidity. In a period of rising interest rates, our interest expense on floating rate debt would increase, and it is possible that any additional interest income we earn on our floating rate investments may not compensate for such increase in interest expense. Furthermore, during a period of rising interest rates, the interest income we earn on our fixed rate investments would not change, the duration and weighted average life of our fixed rate investments would increase and the market value of our fixed rate investments would decrease. Similarly, in a period of declining interest rates, the interest income generated on floating rate investments would decrease, while any decrease in the interest we are charged on our floating rate debt may not compensate for such decrease in interest income and interest we are charged on our fixed rate debt would not change. Any such scenario could materially and adversely affect our business, results of operations and financial condition.

Interest rate mismatches between our loans and our borrowings used to fund our portfolio may reduce our income during periods of changing interest rates.

We fund some of our loan portfolio with borrowings that have interest rates based on indices and repricing terms similar to, but of shorter maturities than, the interest rate indices and repricing terms of our loans. Accordingly, if short-term interest rates increase, this may adversely affect our profitability.

A portion of our loan portfolio is comprised of adjustable rate mortgages, or ARMs. The interest rate indices and re-pricing terms of the loans and their funding sources will not be identical, thereby creating an interest rate mismatch between our assets and liabilities. There have been periods when the spread between these indices was volatile. During periods of changing interest rates, these mismatches could reduce our net income and the market price of our common stock and could adversely affect our business and financial conditions.

Interest rate caps on our ARMs may reduce our income or cause us to suffer a loss during periods of rising interest rates.

Our ARMs are subject to periodic and lifetime interest rate caps. Periodic interest rate caps limit the amount an interest rate can increase during any given period. Lifetime interest rate caps limit the amount an interest rate can increase through maturity of a loan. Our borrowings, including our warehouse facilities and securitizations, are not subject to similar restrictions. Accordingly, in a period of rapidly increasing interest rates, the interest rates paid on our borrowings could increase without limitation while interest rate caps would limit the interest rates on our ARMs. This problem is magnified for our ARMs that are not fully indexed. As a result, we could receive less cash income on ARMs than we need to pay interest on our related borrowings. These factors could lower our net interest income or cause us to suffer a loss during periods of rising interest rates.

Our existing and future financing arrangements and any debt securities we may issue could restrict our operations and expose us to additional risk.

Our existing and future financing arrangements (including our term loan facilities, revolving credit facilities, warehouse facilities and securitizations) and debt securities we have issued and may issue in the future are or will be governed by a credit agreement, indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock. We will bear the cost of issuing and servicing such credit facilities, arrangements or securities.

Under our warehouse facilities, the lenders have specific rights, including but not limited to, the right to review assets for which we are seeking financing, the right to hold a perfected security interest in certain of our assets, the right to accelerate payments due under the warehouse facilities, the right to restrict dividend payments made to us by certain of our wholly owned subsidiaries and the right to approve the sale of assets. We are a holding company that conducts all of our operations through wholly owned subsidiaries. Although our warehouse facilities do not limit our rights to pay dividends directly to stockholders, restrictions on our subsidiaries paying dividends to us limits our ability to receive cash from such wholly owned subsidiaries. These restrictive covenants and operating restrictions could have a material adverse effect on our business and operating results, restrict our ability to finance or securitize new originations and acquisitions, and force us to liquidate collateral.

Risks Related to Ownership of Our Common Stock

The trading and price of our common stock has been and may continue to be volatile, which could result in substantial losses for purchasers of our common stock.

The market price of our common stock has been highly volatile and may continue to fluctuate substantially due to a number of factors such as those listed in "Risk Factors—Risks Related to Our Business" and the following:

- low trading volume in our common stock generally;

- our operating performance and the performance of other similar companies;

- actual or anticipated changes in our business strategy prospects;

- actual or anticipated valuations in our quarterly operating results or dividends;

- our failure to meet securities analysts expectations of our earnings;

- publication of research reports about the real estate industry;

- speculation in the press or investment community;

- equity issuances by us, or stock resales by our stockholders, or the perception that such issuances or resales could occur;

- the passage of legislation or other regulatory developments that adversely affect us or the assets in which we seek to invest;

- the use of significant leverage to finance our assets;

- loss of a major funding source;

- changes in market valuations of similar companies;

- actions by our stockholders;

- general market and economic conditions and trends, including inflationary concerns, interest rate fluctuations and the current state of the credit and capital markets;

- changes in a specific country's or region's political, economic or other conditions, including but not limited to changes that favor national interests such as the imposition of or increase in tariffs and reciprocal tariffs, and economic volatility;

- actual or anticipated accounting problems;

- price and volume fluctuations in the overall stock market from time to time;

- additions or departures of our executive officers or key personnel;

- changes in the value of our portfolio;

- any shortfall in revenue or net income or any increase in losses from levels expected by investors or securities analysts; and

- the realization of any other risk factor described in this Annual Report.

These broad market and industry fluctuations may materially adversely affect the market price of our common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock are low. In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

We have incurred increased costs as a result of being a public company.

As a result of having publicly traded common stock, we are also required to comply with, and incur costs associated with such compliance with, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations implemented by the SEC and the NYSE. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. These rules and regulations have increased our legal and financial compliance costs and made some activities more time-consuming and costly. Our management devotes a substantial amount of time to ensure that we comply with all of these requirements, diverting the attention of management away from revenue- producing activities. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Future offerings of debt securities, which would rank senior to our common stock upon our liquidation, and future offerings of equity securities, which would dilute our existing stockholders and may be senior to our common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of our common stock.

We have offered and sold debt and equity securities, and in the future, we may attempt to increase our capital resources by making additional offerings of debt or additional offerings or distributions of equity securities, including commercial paper, medium-term notes, senior or subordinated notes and classes of preferred stock or common stock. Upon liquidation, holders of our debt securities and shares of preferred stock, if issued, and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Our preferred stock, if issued, would likely have a preference on liquidating distributions or a preference on dividend payments that could limit our ability to make a dividend distribution to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock bear the risk of any future offerings reducing the market price of our common stock and diluting their stock holdings in us.

Future sales of shares of our common stock, including by our existing stockholders, could depress the market price of our shares.

We cannot predict the effect, if any, of future sales of our common stock, or the availability of shares for future sales, on the value of our common stock. Sales of these shares by our existing stockholders, or the perception that such sales could occur, may cause the trading price of our common stock to decrease or be lower than it might be in the absence of those sales or perceptions.

As of December 31, 2025, funds affiliated with Snow Phipps Group, beneficially owned approximately 34.3% of our outstanding common stock and funds affiliated with TOBI, beneficially owned approximately 32.4% of our outstanding common stock. We have entered into a registration rights agreements with Snow Phipps Group, TOBI, certain other stockholders, and certain members of our management and directors which, among other things, gives Snow Phipps Group and TOBI and their respective affiliates the right to cause us to file registration statements under the Securities Act covering their shares of our common stock, or to include the shares of common stock held by such stockholders in registration statements that we may file. If we were to include common stock held by such stockholders in a registration statement initiated by us, those additional shares could impair our ability to raise needed capital by depressing the price at which we could sell common stock.

We have not historically paid dividends on our common stock and, as a result, your only opportunity to achieve a return on your investment may be if the price of our common stock appreciates.

We have not declared or paid cash dividends to date on our common stock and do not intend to pay dividends for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used to provide working capital, to support our operations and to finance the growth and development of our business. Any determination to declare or pay dividends in the future will be at the discretion of our Board, subject to applicable laws and dependent upon a number of factors, including our earnings, capital requirements, overall financial conditions and limitations in our debt instruments. In addition, our ability to pay dividends on our common stock is currently limited by the covenants of our warehouse facilities and other credit facilities and may be further restricted by the terms of any future debt or preferred securities. Accordingly, your only opportunity to achieve a return on your investment in our company may be if the market price of our common stock appreciates and you sell your shares at a profit. The market price for our common stock may never exceed, and may fall below, the price that you pay for such common stock.

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our core market, our stock price and trading volume could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business or industry. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business or industry, the price of our stock could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Cybersecurity Risk Management and Strategy

The Company has processes in place for assessing, identifying and managing material risks from cybersecurity threats. Our processes include, but are not limited to, the following:

- Engaging cyber security consultants, auditors, and other third parties to assess and enhance our cybersecurity practices;

- Providing periodic training and testing, including phishing tests, to help our employees understand cybersecurity risks and their responsibility in mitigating those risks; and

- Employing a variety of preventative and detective tools designed to monitor and block suspicious activity.

Our interim Chief Information Officer (the "CIO") is primarily responsible for this cybersecurity component, reporting directly to the Chief Executive Officer, who periodically reports to our Board of Directors. Our interim CIO has over 10 years of prior work experience in cybersecurity. To date, risks from cybersecurity threats or incidents have not materially affected us. However, the sophistication of and risks from cybersecurity threats and incidents continue to increase, and the preventative actions that we have taken and continue to take to reduce the risk of cybersecurity threats and incidents and protect our systems and information may not successfully protect against all cybersecurity threats and incidents.

Item 2. Properties.

Our corporate headquarters are located in leased space at 2945 Townsgate Road, Suite 110, Westlake Village, CA 91361. Our corporate headquarters as well as our other leased office spaces across the U.S. are suitable and adequate for our needs.

Item 3. Legal Proceedings.

From time to time, in the ordinary course of business, we are involved in various judicial, regulatory or administrative claims, proceedings and investigations. These proceedings and actions may include, among other things, allegations of violation of banking and other applicable regulations, competition law, labor laws and consumer protection laws, as well as claims or litigation relating to intellectual property, securities, breach of contract and tort. We intend to defend ourselves vigorously against any pending or future judicial, regulatory or administrative claims or proceedings. Although occasional adverse decisions or settlements may occur, our management does not believe that the final disposition of any currently pending or threatened matter will have a material adverse effect on our business, financial position, results of operations or cash flows.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock is listed on the New York Stock Exchange and NYSE Texas, Inc. under the symbol "VEL."

As of February 27, 2026, there were approximately 8,250 beneficial holders of our common stock.

Dividend Policy

We have not declared or paid cash dividends to date on our common stock and we do not intend to pay dividends for the foreseeable future. Any future determination to declare dividends will be made at the discretion of our Board of Directors and will depend on our financial condition, operating results, capital requirements, general business conditions, limitations in our debt instruments and other factors that our Board of Directors may deem relevant.

Issuer Purchases of Equity Securities

None.

Unregistered Sales of Equity Securities and Use of Proceeds

There were no unregistered equity securities sales nor were there any repurchases of common stock, which have not been previously disclosed in a quarterly report on Form 10-Q or a current report on Form 8-K during the period covered by this report.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read together with the consolidated financial statements and related notes and the other financial information included elsewhere in this Annual Report. This discussion contains forward-looking statements, as described above under the heading "Forward-Looking Statements" that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this Annual Report.

Business

We are a vertically integrated real estate finance company founded in 2004. We primarily originate and manage investor loans secured by 1-4 unit residential rental and commercial properties, which we collectively refer to as investor real estate loans.

Our primary source of revenue is interest income earned on our loan portfolio. Our typical loan is secured by a first lien on the underlying property with a personal guarantee and, based on all loans in our portfolio as of December 31, 2025, has an average balance of approximately $390 thousand. As of December 31, 2025, our loan portfolio totaled $6.5 billion of UPB on properties in 48 states and the District of Columbia. The total portfolio had a weighted average loan-to-value ratio, or LTV at origination, of 65.2%, and was concentrated in 1-4 unit residential rental loans, which we refer to as investor 1-4 loans, representing 48.1% of UPB. For the year ended December 31, 2025, the yield on our total portfolio was 9.45%.

We fund our portfolio primarily through a combination of committed and uncommitted secured warehouse facilities, securitized debt, unsecured debt, corporate debt and equity. The securitized debt market is our primary source of long-term, non-recourse financing. We have successfully executed 46 securitized debt offerings, issuing $10.6 billion in principal amount of securities from May 2011 through December 2025.

Besides net income, another core profitably measurement is our portfolio related net interest margin, which measures the difference between interest income earned on loans and interest expense paid on portfolio-related debt, relative to the amount of loans outstanding over the period. Our portfolio-related debt consists of warehouse facilities and securitized debt and excludes corporate debt. For the year ended December 31, 2025, our portfolio related net interest margin was 3.61%. We generate profits to the extent that our portfolio related net interest income exceeds our interest expense on corporate debt, provision for credit losses and operating expenses. For the year ended December 31, 2025, including net income attributable to noncontrolling interest, we generated pre-tax and net income of $146.2 million and $105.0 million, respectively, and earned a pre-tax return on average equity and return on average equity of 24.4% and 17.5%, respectively.

Items Affecting Comparability of Results

Due to a number of factors, our historical financial results may not be comparable, either from period to period, or to our financial results in future periods. We have summarized the key factors affecting the comparability of our financial results below.

In January 2026, the Company completed the issuance and sale of $500.0 million aggregate principal amount of 9.375% Senior Notes ("the 2026 Term Notes") which will mature on February 15, 2031.

In February 2024, the Company issued $75.0 million principal amount of five-year Senior Secured Notes. The Notes bear interest at 9.875% and mature on February 15, 2029.

From September 2023, the Company utilized forward starting interest rate swaps or interest rate payer and receiver swaptions designated as cash flow hedges to manage the exposure to interest rate volatility associated with future issuances of fixed-rate debt. The gains or losses on these interest rate derivative instruments that are designated and qualify as cash flow hedges are reported as a component of accumulated other comprehensive income.

Fair Value Option ("FVO") Accounting

We made an election to apply FVO accounting to all our originated mortgage loans on a go-forward basis beginning October 1, 2022. The fair value option loans are presented as a separate line item in the Consolidated Balance Sheets. We do not record an allowance for credit losses on fair value option loans.

The FVO accounting for our securitized debt is on a case-by-case basis effective January 1, 2023. The fair value option securitized debt is presented as a separate line item in the Consolidated Balance Sheets.

Income Taxes

Our REMIC transactions can create significant U.S. GAAP versus tax differences. The U.S. GAAP treatment considers each REMIC as a variable interest entity that is required to be consolidated in our financial statements, accounting for the securitization as a secured borrowing. Under IRS rules, the REMICs require sale treatment, and we are required to either recognize taxable income or loss to the extent the fair market value of the REMICs is greater than or less than our cost basis, the payment of which creates either a deferred tax asset or deferred tax liability.

We will continue to recognize deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of our existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of operations in the period that included the enactment date, as applicable.

Interest Expense on Corporate Debt

In March 2022, we entered into a five-year $215.0 million syndicated corporate debt agreement ("the 2022 Term Loan"). The 2022 Term Loan was paid off on January 30, 2026 with proceeds from the issuance and sale of $500 million Senior Notes. In February 2024, we entered into a five-year $75.0 million syndicated corporate debt agreement ("the 2024 Term Loan"). We incurred $24.6 million, $23.8 million and $16.6 million of interest expense related to our corporate debt for the years ended December 31, 2025, 2024 and 2023, respectively.

Recent Developments

Corporate Debt

On January 30, 2026, we completed the issuance and sale of $500 million aggregate principal amount of 9.375% Senior Notes due 2031 ("the 2026 Term Notes"). The 2026 Term Notes bear interest at 9.375% and are guaranteed by us on an unsecured basis.

Securitized Debt

In February 2026, we completed the securitization of $355.2 million of investor real estate loans, as measured by UPB, through a consolidated VIE.

Market Uncertainties

Our operational and financial performance will depend on certain market developments, including the actions of the Federal Reserve, the ongoing Russia/Ukraine war and conflicts in the Middle East, a possible global recession, heightened stress in the real estate and corporate debt markets, and macroeconomic conditions and market fundamentals, which can all affect each of these factors and potentially impact our business performance.

Critical Accounting Estimates and Significant Accounting Policies

Our consolidated financial statements are prepared in accordance with GAAP in the United States and follow general practices within the financial services industry. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. The most significant accounting policies we follow are summarized in "Note 2 — Basis of Presentation and Summary of Significant Accounting Policies."

Management considers an accounting estimate to be critical to reported financial results if: (1) the accounting estimates require management to make assumptions about matters that are highly uncertain, and (2) different estimates that management reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, could have a material impact on our consolidated financial statements, results of operations, or liquidity. Our critical accounting estimates are summarized below.

Allowance for Credit Losses

For our loans held for investment where we have not elected FVO accounting, we calculate an allowance for credit losses. Under the current expected credit loss ("CECL") methodology, the allowance for credit losses is measured on a collective (pool) basis when similar risk characteristics exist. We identified the following portfolio segments based on risk characteristics of the loans in its loan portfolio (pool):

- Residential 1– 4 Unit – Purchase (loans to purchase 1– 4 unit residential rental properties);

- Residential 1– 4 Unit – Refinance (refinance loans on 1– 4 unit residential rental properties);

- Commercial – Purchase (loans to purchase traditional commercial properties);

- Commercial – Refinance (refinance loans on traditional commercial properties);

- Short Term 1– 4 Unit – Purchase (short-term loans to purchase 1– 4 unit residential rental properties); and

- Short Term 1– 4 Unit – Refinance (short-term refinance loans on 1– 4 unit residential rental properties).

We determined the collectability of our loans by evaluating certain risk characteristics. The segmentation of our loan portfolio was determined based on analyses of our loan portfolio performance over the past ten years. Based on analyses of the loan portfolio's historical performance, we concluded that loan purpose and product types are the most significant risk factors in determining our expectation of future credit losses. Loan purpose considers whether a borrower is acquiring the property or refinancing an existing property. Our historical experience shows that refinance loans have higher loss rates than loans for property acquisitions. Product type includes residential 1-4 unit property and traditional commercial property. Our historical experience shows that traditional commercial property loans have higher loss rates than residential 1-4 unit property loans. Short term loans have a maturity of one to two years from origination. Long term loans have a maturity of up to 30 years from origination.

We estimate the allowance for credit losses using relevant available information, from internal and external sources, relating to historical performance, current conditions, and reasonable and supportable macroeconomic forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are considered for differences in current loan-specific risk characteristics such as differences in underwriting standards, portfolio mix, delinquency levels, or term, as well as for changes in environmental conditions, such as unemployment rates, property values and changes in the competitive or regulatory environment.

We use an open pool loss rate methodology to model expected credit losses. To determine the loss rates using the open pool method, we start with our historical database of losses, segmenting the loans by loan purpose, product type and repayment period. A third-party model applying the open pool method is used to estimate an annual average loss rate by dividing the respective pool's quarterly historical losses by the pool's respective prior quarters' ending unamortized loan cost balance and deriving an annual average loss rate from the historical quarterly loss rates. The model then adjusts the annual average loss rates based upon macroeconomic forecasts over a reasonable and supportable period, followed by a straight-line reversion to the historical loss rates. The adjusted annual average loss rates are applied to the forecasted pool balance within each segment. The forecasted balances in the loan pool segments are calculated based on a principal amortization using contractual maturity, factoring in further principal reductions from estimated prepayments. Estimated prepayments, or Constant Prepayment Rates ("CPRs") are developed from multiple loan characteristic considerations, such as property types, Fair Isaac Corporation ("FICO") scores, loan purpose, and prepayment penalty terms, which is the most significant driver of prepayment activity. The prepayment penalty terms differ between the short-term and long-term loans, and we have developed a CPR curve for our short-term loans (two-year or less) and one for our long-term loans (30-year). Data from 2012-2025 is used to develop prepayment rates for our long-term loans. Because of the prepayment penalty structure in our long-term loans, prepayments during the active penalty term are historically low and begin to ramp up after the prepayment penalty term. The active prepayment penalty term is considered for existing and new loans over the reasonable and supportable forecast period in determining estimated prepayments. We back-test the CPR curves on a quarterly basis and adjust the CPR curves as appropriate. The reasonable and supportable period is meant to represent the period in which we believe the forecasted macroeconomic variables can be reasonably estimated. Significant variables or assumptions incorporated in the macroeconomic forecasts include U.S. unemployment, U.S. real gross domestic product ("GDP") index, real disposable personal income ("DPI") index, and consumer price index ("CPI"). We consider multiple scenarios from different macroeconomic forecasts and use different forecast and reversion periods for estimating lifetime expected credit losses.

We have determined that once a loan becomes nonperforming (90 or more days past due), it no longer shares the same risk characteristics of the other loans within its segment of homogeneous loans (pool). We pull these loans out of the segments and evaluate the loans individually using the practical expedient to determine the credit exposure. Nonperforming loans ("NPLs") are considered collateral dependent. Using the practical expedient, the fair value of the underlying collateral, less estimated selling costs, is compared to the carrying value of the loan in the determination of a credit loss.

The allowance for credit losses is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the allowance when we believe the uncollectibility of a loan balance is confirmed. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off.

The allowance for credit losses is maintained at a level deemed adequate by management to provide for expected losses in the portfolio at the balance sheet date. While we use available information to estimate our required allowance for credit losses, future additions to the allowance for credit losses may be necessary based on changes in estimates resulting from economic and other conditions.

We made the accounting policy election not to measure an allowance for credit losses for accrued interest receivables. When a loan is placed on nonaccrual status, the accrued and unpaid interest is reversed as a reduction of interest income and accrued interest receivable. Accrued interest receivable is excluded from the amortized cost of loans and it is presented as "Accrued interest receivable" in the Consolidated Balance Sheets.

Fair Value Option Accounting

We made an election to apply the fair value option accounting to all our originated mortgage loans on a go-forward basis beginning October 1, 2022. We will consider applying FVO accounting to acquired loans on a case-by-case basis. The fair value option loans are presented as a separate line item in the Consolidated Balance Sheets. We do not record a CECL reserve on fair value option loans.

In accordance with ASC 820, we utilize a third-party loan valuation specialist to determine the fair value of our nonperforming mortgage loans. We use a third-party loan valuation model to estimate the fair value of our performing mortgage loans. We use a discounted cash flow methodology, that forecasts contractual cash flows, adjusting for projected prepayments and defaults, and discounting these cash flows back to a present value, using a reasonable discount rate.

How We Assess Our Business Performance

Net income is the primary metric by which we assess our business performance. Accordingly, we closely monitor the primary drivers of net income which consist of the following:

Net Interest Income

Net interest income is the largest contributor to our net income and is monitored on both an absolute basis and relative to provision for credit losses and operating expenses. We generate net interest income to the extent that the rate at which we lend in our portfolio exceeds the cost of financing our portfolio, which we primarily achieve through long-term securitized debt. Accordingly, we closely monitor the financing markets and maintain consistent dialogue with investors and financial institutions as we evaluate our financing sources and cost of funds.

To evaluate net interest income, we measure and monitor: (1) the yields on our loans, (2) the costs of our funding sources, (3) our net interest spread, and (4) our net interest margin. Net interest spread measures the difference between the rates earned on our loans and the rates paid on our funding sources. Net interest margin measures the difference between our annualized interest income and annualized interest expense, or net interest income, as a percentage of average loans outstanding over the specified time period.

Periodic changes in net interest income are primarily driven by: (1) origination volume and changes in average outstanding loan balances, and (2) interest rates and changes in interest earned on our portfolio or paid on our debt. Historically, origination volume and portfolio size have been the largest contributors to the growth in our net interest income. We measure net interest income before and after interest expense related to our corporate debt and before and after our provision for credit losses.

Credit Losses

We strive to minimize actual credit losses through our rigorous screening and underwriting process and life of loan portfolio management and special servicing practices. We closely monitor the credit performance of our loan portfolio, including delinquency rates and expected and actual credit losses, as a key factor in assessing our overall business performance.

Operating Expenses

We incur operating expenses from compensation and benefits related to our employee base, rent and other occupancy costs associated with our leased facilities, our third-party primary loan servicing vendors, professional fees to the extent we utilize third-party legal, consulting and advisory firms, costs associated with the resolution and disposition of real estate owned, and securitization expenses, among other items. We monitor and strive to prudently manage operating expenses and to balance current period profitability with investment in the continued development of our platform. Because volume and portfolio size determine the magnitude of the impact of each of the above factors on our earnings, we also closely monitor origination volume along with all key terms of new loan originations, such as interest rates, loan-to-value ratios, estimated credit losses and expected duration.

Factors Affecting Our Results of Operations

We believe there are a number of factors that impact our business, including those discussed below and elsewhere in this Annual Report.

Our results of operations depend on, among other things, the level of our net interest income, the credit performance of our loan portfolio and the efficiency of our operating platform. These measures are affected by various factors, including the demand for investor real estate loans, the competitiveness of the market for originating or acquiring investor real estate loans, the cost of financing our portfolio, operating costs, the availability of funding sources and the underlying performance of the collateral supporting our loans. While we have been successful at managing these elements in the past, there are certain circumstances beyond our control, including the ongoing Russia/Ukraine war and conflicts in the Middle East, the implementation of tariffs, the recent U.S. government shutdown, heightened stress in the real estate and corporate debt markets, an expected recession, and macroeconomic conditions and market fundamentals, which can all affect each of these factors and potentially impact our business performance.

Origination Volume

Portfolio related net interest income is the largest contributor to our net income. We grew our portfolio related net interest income by $50.7 million or 31.8% to $210.4 million for the year ended December 31, 2025 from $159.6 million for the year ended December 31, 2024. The growth in net interest income is largely attributable to new loan originations which we have achieved by executing our principal strategies of expanding our broker network and further penetrating our network of existing brokers. We anticipate that our future performance will continue to depend on growing our origination/acquisition volume and believe that the large and highly fragmented nature of our core market provides meaningful opportunity to achieve this. We intend to grow our portfolio by continuing to serve and build loyalty within our existing network of brokers while expanding our network with new brokers through targeted marketing and improved brand awareness.

Our future performance could be impacted to the extent that our origination volumes decline as we rely on new loans to offset maturities and prepayments in our existing portfolio. To augment our core origination business, we continually assess opportunities to acquire portfolios of loans that meet our investment criteria. In our experience, portfolio acquisition opportunities have generally been more attractive and plentiful during market conditions when origination opportunities are less favorable. Accordingly, we believe our acquisition strategy not only expands our core business, but also provides a counter-cyclical benefit.

Competition

The investor real estate loan market is highly competitive, which could affect our profitability and growth. We believe we compete favorably through diversified borrower access driven by our extensive network of mortgage brokers and by emphasizing a high level of real estate and financial expertise, customer service, and flexibility in structuring transactions, as well as by attracting and retaining experienced managerial and marketing personnel. However, some of our competitors may be better positioned to market their services and financing programs because of their ability to offer more favorable rates, terms, and other services.

Availability and Cost of Funding

Our primary funding sources have historically included cash from operations, warehouse facilities, term securitized debt, unsecured debt, corporate debt, and equity. We believe we have an established brand in the term securitized debt market and that this market will continue to support our portfolio growth with long-term financing. Changes in macroeconomic conditions can adversely impact our ability to issue securitized debt and, thereby, limit our options for long-term financing. In consideration of this potential risk, we have entered into a credit facility for longer-term financing that will provide us with capital resources to fund loan growth in the event we are not able to issue securitized debt.

All our warehouse repurchase and revolving loan facilities have interest payment obligations tied to the Secured Overnight Financing Rate ("SOFR").

Loan Performance

We underwrite and structure our loans to minimize potential losses. We believe our fully amortizing loan structures and avoidance of large balloon payments, coupled with meaningful borrower equity in properties, limit the probability of losses and that our proven in-house asset management capability allows us to minimize potential losses in situations where there is insufficient equity in the property. Our income is highly dependent upon borrowers making their payments and resolving delinquent loans as favorably as possible. Macroeconomic conditions can, however, impact credit trends in our core market and have an adverse impact on financial results.

Macroeconomic Conditions

The investor real estate loan market may be impacted by a wide range of macroeconomic factors such as interest rates, residential and commercial real estate prices, home ownership and unemployment rates, and availability of credit, among others. We believe our prudent underwriting, conservative loan structures and interest rate protections, and proven in-house asset management capability leave us well positioned to manage changing macroeconomic conditions.

Operating Efficiency

We generate positive operating leverage to the extent that our revenue grows at a faster rate than our expenses. We believe our platform is highly scalable and that we can generate positive operating leverage in future periods, primarily due to the technology and other investments we have made in our platform to date and our focus on a scalable, cost-effective mortgage broker network to generate new loan originations.

Portfolio and Asset Quality

Key Portfolio Statistics

	December 31,		
	2025	**2024**	**2023**
	($ in thousands)		
Total loans (UPB)	$ 6,491,338	$ 5,055,937	$ 4,072,890
Loan count	16,652	12,932	10,477
Average loan balance	$ 390	$ 391	$ 389
Weighted average loan-to-value	65.2%	66.6%	67.8%
Weighted average coupon	9.74%	9.53%	8.88%
Nonperforming loans (UPB) (A)	$ 554,540	$ 539,438	$ 394,562
Nonperforming loans (% of total) (A)	8.5%	10.7%	9.7%

(A) Reflects the UPB of loans 90 days or more past due or placed on nonaccrual status. Includes $29.6 million, $40.1 million and $42.2 million of COVID-19 forbearance-granted loans 90 days or more past due or placed on nonaccrual status as of December 31, 2025, 2024 and 2023, respectively.

Total Loans. Total loans reflects the aggregate UPB at the end of the period. It excludes deferred origination costs, acquisition discounts, fair value adjustments and allowance for credit losses.

Loan Count. Loan count reflects the number of loans at the end of the period. It includes all loans with an outstanding principal balance.

Average Loan Balance. Average loan balance reflects the average UPB at the end of the period (i.e., total loans divided by loan count).

Weighted Average Loan-to-Value. Loan-to-value, or LTV, reflects the ratio of the original loan amount to the appraised value of the underlying property at the time of origination. In instances where the LTV at origination is not available for an acquired loan, the LTV reflects our best estimate of value at the time of acquisition. Weighted average LTV is calculated for the population of loans outstanding at the end of each specified period using the original loan amounts and appraised LTVs at the time of origination of each loan. LTV is a key statistic because requiring the borrower to invest more equity in the collateral minimizes our exposure for future credit losses.

Weighted Average Coupon. Weighted average coupon reflects the weighted average loan rate at the end of the period.

Nonperforming Loans. Loans that are 90 or more days past due, in bankruptcy, in foreclosure, or not accruing interest, are considered nonperforming loans. The dollar amount of nonperforming loans presented in the table above reflects the UPB of all loans that meet this definition.

Originations and Acquisitions

The following table presents new loan originations including unfunded commitments and acquisitions and includes average loan size, weighted average coupon and weighted average loan-to-value for the periods indicated:

	Loan Count	Loan Balance	Average Loan Size	Weighted Average Coupon	Weighted Average LTV
			($ in thousands)		
Year Ended December 31, 2025					
Loan originations — held for investment	6,636	$ 2,665,814	$ 402	10.4%	62.7%
Loan originations — held for sale	2	49,697	24,849	5.7%	59.2%
Total loan originations	6,638	2,715,511	409	10.3%	62.7%
Unfunded commitments	—	22,052	—	5.9%	85.0%
Total loans originated including unfunded commitments	6,638	$ 2,737,563	$ 412	10.3%	62.9%
Year Ended December 31, 2024					
Loan originations — held for investment	4,532	$ 1,817,600	$ 401	10.9%	63.5%
Loan originations — held for sale	2	23,554	11,777	5.1%	64.1%
Total loan originations	4,534	1,841,154	406	10.8%	63.5%
Loan acquisitions — held for investment	34	15,641	460	10.9%	58.0%
Total loans originated and acquired	4,568	$ 1,856,795	$ 406	10.8%	63.5%
Year Ended December 31, 2023					
Loan originations — held for investment	2,955	$ 1,079,811	$ 365	11.1%	66.4%
Loan originations — held for sale	10	38,036	3,804	7.9%	48.2%
Total loans originated	2,965	$ 1,117,847	$ 377	11.0%	65.8%

For the year ended December 31, 2025, we originated $2.7 billion of loans, an increase of $896.4 million, or 48.7% from $1.8 billion for the year ended December 31, 2024. Loan originations for the year ended December 31, 2024, increased $723.3 million, or 64.7% from $1.1 billion for the year ended December 31, 2023.

Loans Held for Investment

Our total portfolio of loans held for investment consists of both loans held for investment carried at amortized cost, and loans held for investment at fair value, which are presented in the Consolidated Balance Sheets as "Loans held for investment, at amortized cost" and "Loans held for investment, at fair value", respectively. The following tables show the various components of loans held for investment as of the dates indicated:

Loans held for investment, at amortized cost	**December 31,**		
	2025	**2024**	**2023**
	(In thousands)		
Unpaid principal balance	$ 2,013,514	$ 2,400,720	$ 2,804,541
Deferred loan origination costs	19,269	23,570	28,351
Allowance for credit losses	(4,521)	(4,174)	(4,769)
Loans held for investment, at amortized cost	$ 2,028,262	$ 2,420,116	$ 2,828,123

Loans held for investment, at fair value

	December 31,					
	2025		**2024**		**2023**	
	(In thousands)					
Unpaid principal balance	$	4,477,824	$	2,655,217	$	1,251,395
Valuation adjustments on performing FVO loans		300,344		151,770		66,882
Valuation adjustments on nonperforming FVO loans		(48,299)		(40,036)		(12,205)
Loans held for investment, at fair value	$	4,729,869	$	2,766,951	$	1,306,072

The following table illustrates the contractual maturities for our loans held for investment in aggregate UPB and as a percentage of our total held for investment loan portfolio as of the dates indicated:

	December 31,					
	2025		**2024**		**2023**	
	UPB	**%**	**UPB**	**%**	**UPB**	**%**
	($ in thousands)					
Loans due in less than one year	$ 159,623	2.5%	$ 157,521	3.1%	$ 151,670	3.8%
Loans due in one to five years	78,875	1.2	83,993	1.7	54,345	1.3
Loans due in more than five years	6,252,840	96.3	4,814,423	95.2	3,849,921	94.9
Total loans held for investment	$6,491,338	100.0%	$ 5,055,937	100.0%	$4,055,936	100.0%

Charge-offs, Gain on REO

The valuation impact to our earnings from loans becoming REO or in REO is a combination of: (1) loan charge-offs, (2) gain on transfer to REO included in "Gain on disposition of loans" in the Consolidated Statements of Income, (3) net valuation adjustments on REO, and (4) net gain or loss on sale of REO.

The table below shows our actual charge-offs, gain on transfer of nonperforming loans to REO, net valuation adjustments on REO, and gain on sale of REO, for the periods indicated:

	Year Ended December 31,					
	2025		**2024**		**2023**	
	($ in thousands)					
Average nonperforming loans for the period [1]	$	274,372	$	318,858	$	328,105
Charge-offs [3]		5,458		1,768		2,039
Charge-offs / Average nonperforming loans for the period [1]		1.99%		0.55%		0.62%
Gain (loss) on REO:						
Gain on transfer to REO	$	15,653	$	8,704	$	7,412
REO valuations, net		(17,520)		(6,121)		(3,903)
Gain on sale of REO		1,445		4,275		568
Total gain (loss) on REO [2]	$	(422)	$	6,858	$	4,077

[1] Reflects the monthly average of nonperforming loans held for investment, excluding FVO loans, during the period.

[2] Total gain on REO excludes charge-offs.

[3] The increase in charge-offs was higher than the previous year mainly as a result of two unusually large charge-offs taken during 2025.

Allowance for Credit Losses

Our allowance for credit losses increased to $4.5 million as of December 31, 2025, from $4.2 million as of December 31, 2024. The increase in allowance was primarily due to higher charge-offs from two unusually large losses on a couple of legacy loan types on which we no longer lend and have no additional such loan types in our portfolio.

Our allowance for credit losses decreased to $4.2 million as of December 31, 2024, from $4.8 million as of December 31, 2023. The decrease in allowance was primarily due to loan paydowns and payoffs decreasing our portfolio of loans held for investment carried at amortized cost.

Our allowance for credit losses is based on an analysis of historical credit loss data from January 1, 2022 through December 31, 2025, adjusted for macroeconomic forecasts. We strive to minimize actual credit losses through our rigorous screening and underwriting process, life of loan portfolio management and special servicing practices. Additionally, we believe borrower equity of 25% to 40% provides significant protection against credit losses. The various scenarios, the weighting of scenarios, as well as the forecast period and reversion to historical loss, are subject to change as conditions in the market change and our ability to forecast as economic events evolves.

To estimate the allowance for credit losses in our portfolio of loans held for investment carried at amortized cost, we follow a detailed internal review process, considering a number of different factors including, but not limited to, our ongoing analyses of loans, historical loss rates, relevant environmental factors, relevant market research, trends in delinquencies, effects and changes in credit concentrations, and ongoing evaluation of fair values.

The following table illustrates the activity in our allowance for credit losses of loans held for investment, excluding loans held for investment at fair value, over the periods indicated:

	December 31,					
	2025		**2024**		**2023**	
Allowance for credit losses:			*($ in thousands)*			
Beginning balance	$	4,174	$	4,769	$	4,893
Provision for credit losses		5,805		1,173		1,915
Charge-offs		(5,458)		(1,768)		(2,039)
Ending balance	$	4,521	$	4,174	$	4,769
Total UPB[1]	$	2,013,514	$	2,400,720	$	2,804,541
Nonperforming loans UPB	$	234,490	$	309,970	$	321,785
Nonperforming loans UPB / Total UPB[1]		11.6%		12.9%		11.5%
Allowance for credit losses / Total UPB[1]		0.22%		0.17%		0.17%
Charge-offs / Total UPB[1]		0.27%		0.07%		0.07%

(1) Reflects the UPB of loans held for investment at amortized cost.

The allowance for credit losses was 0.22% of total UPB of loans held for investment carried at amortized cost as of December 31, 2025. Nonperforming loans were 11.6% of total UPB of loans held for investment carried at amortized cost as of December 31, 2025. We believe the allowance for credit losses is adequate because historically most loans that become nonperforming either paid off or paid current, resulting in an overall gain. This is due to low LTVs at origination and our active management of the portfolio. Our actual 2025 charge-offs were higher mainly due to two unusually large losses on a couple of legacy loan types on which we no longer lend and have no additional such loan types in our portfolio. Our average annual charge-off rate has historically been low at 0.10% over the last four years.

Credit Quality – Loans Held for Investment

The following table provides delinquency information on our loans held for investment by UPB as of the dates indicated:

	December 31, 2025 (A)		COVID-19 Forbearance	December 31, 2024 (A)		COVID-19 Forbearance	December 31, 2023 (A)		COVID-19 Forbearance
				($ in thousands)					
Performing/Accruing:									
Current	$ 5,432,204	83.7%	$ 90,159	$ 4,169,830	82.5%	$ 82,459	$ 3,354,197	82.7%	$ 116,060
30-59 days past due	296,100	4.6	3,377	241,300	4.7	19,452	231,590	5.7	11,993
60-89 days past due	208,494	3.2	3,040	105,369	2.1	858	75,587	1.9	4,336
Total performing loans	5,936,798	91.5	96,576	4,516,499	89.3	102,769	3,661,374	90.3	132,389
Nonperforming/Nonaccrual:									
<90 days past due	41,296	0.6	3,242	23,697	0.5	2,787	17,746	0.4	1,562
90+ days past due	71,985	1.1	—	51,144	1.0	2,237	24,398	0.6	—
Bankruptcy	57,919	0.9	5,945	60,042	1.2	3,895	35,993	0.9	3,705
In foreclosure	383,340	5.9	20,379	404,555	8.0	31,139	316,425	7.8	36,915
Total nonperforming loans	554,540	8.5	29,566	539,438	10.7	40,058	394,562	9.7	42,182
Total loans held for investment	$ 6,491,338	100.0%	$ 126,142	$ 5,055,937	100.0%	$ 142,827	$ 4,055,936	100.0%	$ 174,571

(A) Balance includes $126.1 million, $142.8 million and $174.6 million UPB of loans held for investment at amortized cost as of December 31, 2025, 2024 and 2023, respectively, in our COVID-19 forbearance program.

Loans that are 90 days or more past due, in bankruptcy, in foreclosure, or not accruing interest are considered nonperforming loans. Nonperforming loans were $554.5 million, or 8.5% of our held for investment loan portfolio as of December 31, 2025, compared to $539.4 million, or 10.7% as of December 31, 2024, and $394.6 million, or 9.7% of the loan portfolio as of December 31, 2023. The increase in total nonperforming loans as of December 31, 2025 compared to December 31, 2024 and 2023 was due to an increase in the size of our portfolio and management's decision to move loans into foreclosure early in the delinquency process.

Resolution of Nonperforming Loans

Historically, most loans that become nonperforming resolve prior to converting to REO. This is due to low LTVs at origination and our active management of the portfolio. The following tables summarize the resolution activities of loans that became nonperforming prior to the beginning of the periods indicated or became nonperforming and subsequently resolved during the periods indicated. We resolved $331.5 million, $253.4 million and $206.1 million of long-term and short-term nonperforming loans during the years ended December 31, 2025, 2024 and 2023, respectively. We recovered total revenue of $30.0 million, $22.3 million and $19.1 million for the years ended December 31, 2025, 2024 and 2023, respectively. This was largely the result of collecting all regular accrued interest, default interest, and prepayment penalties in excess of the principal on loans.

The tables below include resolutions of our long-term nonperforming loans during the periods indicated. Historically, we have resolved our nonperforming loans at a gain over and above contractual interest due. Below is a breakout of the net gains, regular accrued interest income and expense recognized with the resolution of these nonperforming loans. Total nonperforming loans recovered include default interest, prepayment penalty, and contractual regular interest received, and any servicing advance recovered or written off:

Long-Term Nonperforming Loans	UPB	Default Interest	Prepayment Penalty	Net Gain	Regular Accrued Interest	Servicing Advances Write-Offs	Total Recovered
				Twelve Months Ended December 31, 2025			
				($ in thousands)			
Resolved — loans paid off	$ 126,215	$ 3,949	$ 2,643	$ 6,592	$ 11,464	$ (1,381)	$ 16,675
Resolved — loans paid current	156,067	1,571	13	1,584	8,138	(100)	9,622
Total resolutions	$ 282,282	$ 5,520	$ 2,656	$ 8,176	$ 19,602	$ (1,481)	$ 26,297
Recovery rate				102.9%			109.3%

		Twelve Months Ended December 31, 2024											
Long-Term Nonperforming Loans		**UPB**		**Default Interest**		**Prepayment Penalty**		**Net Gain**		**Regular Accrued Interest**		**Servicing Advances Recoveries (Write-Offs)**		**Total Recovered**
								($ in thousands)						
Resolved — loans paid off	$	98,635	$	2,136	$	2,230	$	4,366	$	9,396	$	(964)	$	12,798
Resolved — loans paid current		117,572		1,073		28		1,101		4,880		7		5,988
Total resolutions	$	216,207	$	3,209	$	2,258	$	5,467	$	14,276	$	(957)	$	18,786
Recovery rate								102.5%						108.7%

		Twelve Months Ended December 31, 2023												
Long-Term Nonperforming Loans		**UPB**		**Default Interest**		**Prepayment Penalty**		**Net Gain**		**Regular Accrued Interest**		**Servicing Advances Recoveries**		**Total Recovered**
								($ in thousands)						
Resolved — loans paid off	$	67,769	$	1,635	$	1,546	$	3,181	$	7,301	$	71	$	10,553
Resolved — loans paid current		101,224		925		—		925		4,026		154		5,105
Total resolutions	$	168,993	$	2,560	$	1,546	$	4,106	$	11,327	$	225	$	15,658
Recovery rate								102.4%						109.3%

Short-term loans, or loans with a maturity of two years or less, do not require prepayment fees and usually result in a lower gain when paid in full, as compared to long-term loans. The tables below include resolutions of our short-term nonperforming loans and loans granted a COVID-19 forbearance in 2020, for the periods indicated:

		Twelve Months Ended December 31, 2025												
Short-Term and Forbearance Nonperforming Loans		**UPB**		**Default Interest**		**Prepayment Penalty**		**Net Gain**		**Regular Accrued Interest**		**Servicing Advances Write-Offs**		**Total Recovered**
								($ in thousands)						
Resolved — loans paid off	$	25,685	$	1,042	$	26	$	1,068	$	2,167	$	(248)	$	2,987
Resolved — loans paid current		23,579		135		—		135		638		(56)		717
Total resolutions	$	49,264	$	1,177	$	26	$	1,203	$	2,805	$	(304)	$	3,704
Recovery rate								102.4%						107.5%

		Twelve Months Ended December 31, 2024												
Short-Term and Forbearance Nonperforming Loans		**UPB**		**Default Interest**		**Prepayment Penalty**		**Net Gain**		**Regular Accrued Interest**		**Servicing Advances Write-Offs**		**Total Recovered**
								($ in thousands)						
Resolved — loans paid off	$	21,873	$	399	$	16	$	415	$	3,138	$	(562)	$	2,991
Resolved — loans paid current		15,273		35		—		35		492		(5)		522
Total resolutions	$	37,146	$	434	$	16	$	450	$	3,630	$	(567)	$	3,513
Recovery rate								101.2%						109.5%

		Twelve Months Ended December 31, 2023												
Short-Term and Forbearance Nonperforming Loans		**UPB**		**Default Interest**		**Prepayment Penalty**		**Net Gain**		**Regular Accrued Interest**		**Servicing Advances Recoveries**		**Total Recovered**
								($ in thousands)						
Resolved — loans paid off	$	18,301	$	723	$	18	$	741	$	1,895	$	71	$	2,707
Resolved — loans paid current		18,775		111		—		111		554		30		695
Total resolutions	$	37,076	$	834	$	18	$	852	$	2,449	$	101	$	3,402
Recovery rate								102.3%						109.2%

Real Estate Owned, Net ("REO")

REO includes real estate we acquire through foreclosure or by deed-in-lieu of foreclosure. REO assets are initially recorded at fair value, less estimated costs to sell on the date of foreclosure. Adjustments that reduce the carrying value of the loan to the fair value of the real estate at the time of foreclosure are recognized as charge-offs in the allowance for credit losses for loan carried at amortized cost. Gains at the time of foreclosure are recognized in other operating income. The difference between the carrying value of the FVO loan and the REO fair value less estimated costs to sell, is recorded as unrealized gain or loss on fair value loans. After foreclosure, we periodically obtain new valuations and any subsequent changes to fair value, less estimated costs to sell, are reflected as valuation adjustments, included in "Real estate owned, net" in the Consolidated Statements of Income.

As of December 31, 2025, our REO included 254 properties with a carrying value of $118.3 million compared to 129 properties with a carrying value of $68.0 million as of December 31, 2024. The increase in REO assets was primarily due to an increase in the size of our portfolio.

Concentrations – Loans Held for Investment

As of December 31, 2025, our held for investment loan portfolio was concentrated in investor 1-4 loans, representing 48.1% of the UPB. Mixed-use properties and retail properties represented 10.9% and 10.7% , respectively, of the UPB. No other property type represented more than 10.0% of our held for investment loan portfolio. Geographically, the principal balance of our loans held for investment were concentrated 20.3% in California, 13.8% in New York, 12.0% in Florida, 7.6% in New Jersey, and 6.1% in Texas.

Property Type	December 31, 2025		
	Loan Count	UPB	% of Total UPB
		($ in thousands)	
Investor 1-4	10,297	$ 3,125,346	48.1%
Mixed use	1,660	709,131	10.9
Retail	1,326	691,683	10.7
Office	1,154	542,556	8.4
Multifamily	776	461,666	7.1
Warehouse	705	454,527	7.0
Other [1]	734	506,429	7.8
Total loans held for investment	16,652	$ 6,491,338	100.0%

(1)   All other properties individually comprise less than 5.0% of the total unpaid principal balance.

Geography (State)	December 31, 2025		
	Loan Count	UPB	% of Total UPB
		($ in thousands)	
California	1,896	$ 1,315,462	20.3%
New York	1,686	895,520	13.8
Florida	1,945	780,200	12.0
New Jersey	1,245	492,020	7.6
Texas	1,088	395,586	6.1
Other [1]	8,792	2,612,550	40.2
Total loans held for investment	16,652	$ 6,491,338	100.0%

(1)   All other states individually comprise less than 5.0% of the total unpaid principal balance.

Key Performance Metrics

	Year Ended December 31,		
	2025	**2024**	**2023**
	($ in thousands)		
Average loans	$ 5,828,360	$ 4,488,301	$ 3,725,197
Portfolio yield	9.45%	9.06%	8.34%
Average debt — portfolio related	5,455,250	4,076,596	3,341,411
Average debt — total company	5,745,250	4,359,484	3,556,411
Cost of funds — portfolio related	6.24%	6.06%	5.58%
Cost of funds — total company	6.35%	6.22%	5.71%
Net interest margin — portfolio related	3.61%	3.56%	3.34%
Net interest margin — total company	3.19%	3.03%	2.89%
Charge-offs/Average loans held for investment at amortized cost	0.25%	0.07%	0.07%
Pre-tax return on average equity	24.4%	20.3%	17.5%
Return on average equity	17.5%	14.4%	12.8%

Average Loans

Average loans reflects the daily average of total outstanding loans, including both loans held for investment and loans held for sale, as measured by UPB, over the specified time period.

Portfolio Yield

Portfolio yield is an annualized measure of the total interest income earned on our loan portfolio as a percentage of average loans over the given period. Interest income includes interest earned on performing loans, cash interest received on nonperforming loans, default interest and prepayment fees. The increase in our portfolio yield over the periods shown was primarily driven by the increase in the weighted average coupon.

Average Debt — Portfolio Related and Total Company

Portfolio-related debt consists of borrowings related directly to financing our loan portfolio, which includes our warehouse repurchase facilities and securitized debt. Total company debt consists of portfolio-related debt and corporate debt. The measures presented here reflect the monthly average of all portfolio-related and total company debt, as measured by outstanding principal balance, over the specified time period.

Cost of Funds — Portfolio Related and Total Company

Portfolio related cost of funds is an annualized measure of the interest expense incurred on our portfolio-related debt as a percentage of average portfolio-related debt outstanding over the given period. Total company cost of funds is an annualized measure of the interest expense incurred on our portfolio-related debt and corporate debt outstanding over the given period. Interest expense includes the amortization of expenses incurred in connection with our portfolio related financing activities and corporate debt. Through the issuance of long-term securitized debt, we have been able to fix a significant portion of our borrowing costs over time. The strong credit performance on our securitized debt has allowed us to issue debt at attractive rates.

Our portfolio related cost of funds increased to 6.24% for the year ended December 31, 2025 from 6.06% and 5.58% for the years ended December 31, 2024 and 2023, respectively. The increases were driven by higher market interest rates.

Net Interest Margin — Portfolio Related and Total Company

Portfolio related net interest margin measures the difference between the interest income earned on our loan portfolio and the interest expense paid on our portfolio-related debt as a percentage of average loans over the specified time period. Total company net interest margin measures the difference between the interest income earned on our loan portfolio and the interest expense paid on our portfolio-related debt and corporate debt as a percentage of average loans over the specified time period.

Over the periods shown below, our portfolio related net interest margin increased to 3.61% for the year ended December 31, 2025 compared to 3.56% and 3.34% for the years ended December 31, 2024 and 2023, respectively.

The increases in portfolio related net interest margin from the years ended December 31, 2024 and 2023 were primarily due to a higher increase in the average yield on our loan portfolio than the increase in our average cost of portfolio related funds.

Total company net interest margin of 3.19% for the year ended December 31, 2025 increased from 3.03% and 2.89% for the years ended December 31, 2024, and 2023, respectively. The increases in total company net interest margin from the years ended December 31, 2024 and 2023 were primarily due to a higher increase in the average yield on our loan portfolio than the increase in our average cost of total company funds.

The following table shows the average outstanding balance of our loan portfolio and portfolio-related debt, together with interest income and the corresponding yield earned on our portfolio, and interest expense and the corresponding rate paid on our portfolio-related debt for the periods indicated:

	Year Ended December 31,								
	2025			2024			2023		
	Average Balance	Interest Income / Expense	Average Yield / Rate	Average Balance	Interest Income / Expense	Average Yield / Rate	Average Balance	Interest Income / Expense	Average Yield / Rate
				($ in thousands)					
Loan portfolio:									
Loans held for sale	$ 3,549			$ 6,488			$ 8,615		
Loans held for investment	5,824,811			4,481,813			3,716,582		
Total loans	$ 5,828,360	$ 550,829	9.45%	$ 4,488,301	$ 406,843	9.06%	$ 3,725,197	$ 310,775	8.34%
Debt:									
Warehouse and repurchase facilities	$ 401,320	$ 31,976	7.97%	$ 295,936	$ 26,790	9.05%	$ 227,911	$ 21,726	9.53%
Securitized debt	5,053,930	308,501	6.10%	3,780,660	220,428	5.83%	3,113,500	164,742	5.29%
Total debt - portfolio related	5,455,250	340,477	6.24%	4,076,596	247,218	6.06%	3,341,411	186,468	5.58%
Corporate debt	290,000	24,571	8.47%	282,888	23,821	8.42%	215,000	16,556	7.70%
Total debt	$ 5,745,250	$ 365,048	6.35%	$ 4,359,484	$ 271,039	6.22%	$ 3,556,411	$ 203,024	5.71%
Net interest spread - portfolio related (1)			3.21%			3.00%			2.76%
Net interest margin - portfolio related			3.61%			3.56%			3.34%
Net interest spread - total company (2)			3.10%			2.85%			2.63%
Net interest margin - total company			3.19%			3.03%			2.89%

(1) Net interest spread — portfolio related is the difference between the rate earned on our loan portfolio and the interest rates paid on our portfolio-related debt.

(2) Net interest spread — total company is the difference between the rate earned on our loan portfolio and the interest rates paid on our total debt.

Charge-Offs

The charge-offs ratio reflects charge-offs as a percentage of average loans held for investment carried at amortized cost over the specific time period. We do not record charge-offs on loans carried at estimated fair value and loans held for sale. The charge-offs ratio was 0.25% for the year ended December 31, 2025 and 0.07% for the years ended December 31, 2024 and 2023.

Return on Average Equity

Pre-tax return on average equity and return on average equity reflect income before income taxes and net income including income attributable to noncontrolling interest, respectively, as a percentage of the monthly average total stockholders' equity including noncontrolling interest over the specified period. Pre-tax return on average equity and return on average equity increased for the year ended December 31, 2025 as compared to 2024 and 2023 due to the increases in income before income taxes and net income resulting from the increases in net interest income, gain on sale of loans, and valuation gains in 2025.

	Year Ended December 31,		
	2025	**2024**	**2023**
	($ in thousands)		
Income before income taxes (A)	$ 146,240	$ 96,391	$ 71,127
Net income (B)	104,983	68,466	52,293
Monthly average balance:			
Stockholders' / Members' equity (C)	599,586	474,942	407,305
Pre-tax return on average equity (A)/(C)	24.4%	20.3%	17.5%
Return on average equity (B)/(C)	17.5%	14.4%	12.8%

Components of Results of Operations

Interest Income

We accrue interest on the UPB of our loans in accordance with the individual terms and conditions of each loan, discontinuing interest and reversing previously accrued interest once a loan becomes 90 days or more past due (nonaccrual status). When a loan is placed on nonaccrual status, the accrued and unpaid interest is reversed as a reduction to interest income and accrued interest receivable. Interest income is subsequently recognized only to the extent that cash payments are received or when the loan has returned to accrual status. Payments received on nonaccrual loans are first applied to interest due, then principal. Interest accrual resumes once a borrower has made all principal and interest payments due, bringing the loan back to current status.

Interest income on loans held for investment is comprised of interest income on loans and prepayment fees less the amortization of deferred net costs related to the origination of loans carried at amortized cost. Interest income on loans held for sale is comprised of interest income earned on loans prior to their sale. The net fees and costs associated with loans held for sale carried at the lower of cost or fair value, are deferred as part of the carrying value of the loan and recognized as a gain or loss upon the sale of the loan. The fees and costs associated with loans carried at fair value are recognized and expensed as incurred.

Interest Expense — Portfolio Related

Portfolio related interest expense is incurred on the debt we obtained to fund our loan origination and portfolio activities and consists of our warehouse facilities and securitized debt. Portfolio related interest expense also includes the amortization of other comprehensive income or loss from terminated derivative instruments, amortization of expenses incurred as a result of issuing the debt when the debt is carried at amortized cost. Other comprehensive income or loss, and deferred debt issuance costs are amortized using the level yield method. Key drivers of interest expense include the debt amounts outstanding, interest rates, other comprehensive income or loss from terminated derivative instruments, and the mix of our securitized debt and warehouse liabilities.

Net Interest Income — Portfolio Related

Portfolio related net interest income represents the difference between interest income and portfolio related interest expense.

Interest Expense — Corporate Debt

Interest expense on corporate debt primarily consists of interest expense paid with respect to the 2022 Term Loan and the 2024 Term Loan ("Corporate Debt"), as reflected in "Secured financing, net" on our Consolidated Balance Sheets, and the related amortization of deferred debt issuance costs.

Net Interest Income

Net interest income represents the difference between portfolio related net interest income and interest expense on corporate debt.

Provision for Credit Losses

Under the CECL methodology, the allowance for credit losses is calculated using a third-party model with our historical loss rates by segment, loan position as of the balance sheet date, and assumptions from us. We do not record provision for credit losses on loans held for sale, or loans carried at fair value.

Other Operating Income

Gain (Loss) on Disposition of Loans. When we sell a loan held for sale, we record a gain or loss that reflects the difference between the proceeds received for the sale of the loan and its respective carrying value. The gain or loss that we ultimately realize on the sale of our loans held for sale is primarily determined by the terms of the originated loans, current market interest rates and the sale price of the loans. In addition, when we transfer a loan to REO, we record the REO at its fair value, less estimated costs to sell at the time of the transfer. The difference between the fair value of the real estate and the carrying value of the loan is recorded as a gain or a loan charge-off.

Gain on Sale of Loans to a Related Party. Gain related to sale of loans to a related party. The gain reflects the difference between the proceeds received for the loans sold and their respective carrying values.

Unrealized Gain (Loss) on Fair Value Loans. We have elected to apply the fair value option accounting to all our originated mortgage loans on a go-forward basis beginning October 1, 2022. We have elected to account for certain purchased distressed loans at fair value using FASB ASC Topic 825, Financial Instruments (ASC 825). We regularly estimate the fair value of these loans. Changes in fair value, subsequent to initial recognition of fair value loans are reported as "Unrealized gain (loss) on fair value loans", a component of other operating income within the Consolidated Statements of Income.

Unrealized Gain (Loss) on Mortgage Servicing Rights. We have elected to record our mortgage servicing rights using the fair value measurement method. Changes in fair value are reported as "Unrealized gain (loss) on mortgage servicing rights", a component of other operating income within the Consolidated Statements of Income.

Unrealized Gain (Loss) on Fair Value Securitized Debt. We have elected to apply the fair value option accounting to securitized debt issued effective January 1, 2023 when the underlying collateral is also carried at fair value. We regularly estimate the fair value of securitized debt. Changes in fair value subsequent to initial recognition of fair value securitized debt are reported as "Unrealized gain (loss) on fair value securitized debt", a component of other operating income within the Consolidated Statements of Income.

Origination Income. Fee income related to our loan origination activities.

Interest Income on cash balance. Interest income on bank balances.

Other Income. Other income primarily consists of servicing fee income and other miscellaneous income. Century earns servicing fees for servicing mortgage loans for others.

Operating Expenses

Compensation and Employee Benefits. Costs related to employee compensation, commissions and related employee benefits, such as health, retirement, and payroll taxes.

Origination Expenses. Costs related to our loan origination activities.

Securitization Expenses. Costs related to issuance of our securitized debt.

Loan Servicing. Costs related to our third-party servicers.

Professional Fees.　　Costs related to professional services, such as external audits, legal fees, tax, compliance and outside consultants.

Rent and Occupancy.　　Costs related to occupying our locations, including rent, maintenance and property taxes.

Real Estate Owned, Net.　　Costs related to our real estate owned, net, including gains (losses) on disposition of REO, maintenance of REO properties, and taxes and insurance.

Other Operating Expenses.　　Other operating expenses consist of general and administrative costs such as travel and entertainment, marketing, data processing, insurance and office equipment.

Provision for Income Taxes

The provision for income taxes consists of the current and deferred U.S. federal and state income taxes we expect to pay, currently and in future years, with respect to the net income for the year. The amount of the provision is derived by adjusting our reported net income with various permanent differences. The tax-adjusted net income amount is then multiplied by the applicable federal and state income tax rates to arrive at the provision for income taxes.

Consolidated Results of Operations

The following table summarizes our consolidated results of operations for the periods indicated:

	Year Ended December 31,		
	2025	2024	2023
	(In thousands, except per share amounts)		
Interest income	$ 550,829	$ 406,843	$ 310,775
Interest expense - portfolio related	340,477	247,218	186,468
Net interest income - portfolio related	210,352	159,625	124,307
Interest expense - corporate debt	24,571	23,821	16,556
Net interest income	185,781	135,804	107,751
Provision for credit losses	5,805	1,173	1,915
Net interest income after provision for credit losses	179,976	134,631	105,836
Other operating income	163,619	101,398	65,910
Total operating expenses	197,355	139,638	100,619
Income before income taxes	146,240	96,391	71,127
Income tax expense	41,257	27,925	18,834
Net income	104,983	68,466	52,293
Net income (loss) attributable to noncontrolling interest	(71)	47	20
Net income attributable to Velocity Financial, Inc.	105,054	68,419	52,273
Less undistributed earnings attributable to participating securities	1,348	837	753
Net income allocated to common shareholders	$ 103,706	$ 67,582	$ 51,520
Earnings per common share			
Basic	$ 2.81	$ 2.07	$ 1.60
Diluted	$ 2.75	$ 1.91	$ 1.52
Weighted average common shares outstanding			
Basic	36,850	32,653	32,206
Diluted	38,178	35,760	34,484

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Net Interest Income — Portfolio Related

	Year Ended December 31,		$ Change	% Change
	2025	2024		
	($ in thousands)			
Interest income	$ 550,829	$ 406,843	$ 143,986	35.4 %
Interest expense - portfolio related	340,477	247,218	93,259	37.7
Net interest income - portfolio related	$ 210,352	$ 159,625	$ 50,727	31.8 %

Portfolio related net interest income is the largest contributor to our net income. Our portfolio related net interest income increased to $210.4 million from $159.6 million for the years ended December 31, 2025 and 2024, respectively.

Interest Income. Interest income increased by $144.0 million, or 35.4%, to $550.8 million for the year ended December 31, 2025, compared to $406.8 million for the year ended December 31, 2024. The increase was primarily attributable to higher average portfolio balances and average yield. The average yield increased to 9.45% for the year ended December 31, 2025 from 9.06% for the year ended December 31, 2024. Average loans increased $1.3 billion, or 29.9% to $5.8 billion for the year ended December 31, 2025 from $4.5 billion for the year ended December 31, 2024. The increase in average yield was attributable to the overall higher interest rate environment in 2025.

The following table distinguishes between the change in interest income attributable to change in average loan balance (volume) and the change in interest income attributable to change in annualized yield (rate) for the years ended December 31, 2025 and 2024.

	Average Loans	Interest Income	Average Yield
		($ in thousands)	
Year ended December 31, 2025	$ 5,828,360	$ 550,829	9.45%
Year ended December 31, 2024	4,488,301	406,843	9.06%
Volume variance	1,340,059	121,470	
Rate variance		22,516	0.39%
Total interest income variance		$ 143,986	

Interest Expense — Portfolio Related. Portfolio related interest expense, which consists of interest incurred on our warehouse facilities and securitized debt, increased by $93.3 million, or 37.7%, to $340.5 million for the year ended December 31, 2025, from $247.2 million for the year ended December 31, 2024. The increase in portfolio related interest expense in 2025 was primarily attributable to a higher loan portfolio being financed and increased interest rates.

The following table presents information regarding portfolio related interest expense and distinguishes between the change in interest expense attributable to change in the average outstanding debt balance (volume) and change in cost of funds (rate) for the years ended December 31, 2025 and 2024.

	Average Debt [(1)]	Interest Expense	Cost of Funds
		($ in thousands)	
Year ended December 31, 2025	$ 5,455,250	$ 340,477	6.24%
Year ended December 31, 2024	4,076,596	247,218	6.06%
Volume variance	1,378,654	83,606	
Rate variance		9,653	0.18%
Total interest expense variance		$ 93,259	

(1) Includes securitized debt and warehouse agreements.

Net Interest Income After Provision for Credit Losses

Net interest income after provision for credit losses increased 33.7% over the prior year driven by our growth in the portfolio.

	Year Ended December 31,			
	2025	**2024**	**$ Change**	**% Change**
	($ in thousands)			
Net interest income - portfolio related	$ 210,352	$ 159,625	$ 50,727	31.8 %
Interest expense - corporate debt	24,571	23,821	750	3.1
Net interest income	185,781	135,804	49,977	36.8
Provision for credit losses	5,805	1,173	4,632	394.9
Net interest income after provision for credit losses	$ 179,976	$ 134,631	$ 45,345	33.7 %

Interest Expense — Corporate Debt. Corporate debt interest expense increased by $0.8 million to $24.6 million for the year ended December 31, 2025 from $23.8 million for the year ended December 31, 2024 due to the addition of a $75.0 million financing in February 2024 and its related debt issuance costs amortization. The corporate debt balance was $290.0 million as of December 31, 2025 and 2024.

Provision for Credit Losses. Our provision for credit losses increased by approximately $4.6 million to $5.8 million for the year ended December 31, 2025 from $1.2 million for the year ended December 31, 2024. The increase in provision for credit losses was primarily attributable to the higher charge-offs mainly due to two unusually large losses on a couple of legacy loan types on which we no longer lend and have no additional such loan types in our portfolio.

Other Operating Income

The table below presents the various components of other operating income for the years ended December 31, 2025 and 2024. The $62.2 million net increase was primarily driven by higher net unrealized gain on valuation of fair value instruments, gain on disposition of loans and origination fee income.

	Year Ended December 31,			
	2025	**2024**	**$ Change**	**% Change**
	($ in thousands)			
Gain on disposition of loans	$ 16,910	$ 9,940	$ 6,970	70.1 %
Gain on sale of loans to a related party	19,344	—	19,344	100.0
Unrealized gain on fair value loans	116,853	55,857	60,996	109.2
Unrealized gain (loss) on fair value securitized debt	(30,454)	2,581	(33,035)	1,279.9
Unrealized gain (loss) on mortgage servicing rights	(998)	375	(1,373)	366.1
Origination fee income	33,982	24,007	9,975	41.6
Interest income on cash balance	5,856	6,490	(634)	(9.8)
Other income	2,126	2,148	(22)	(1.0)
Total other operating income	$ 163,619	$ 101,398	$ 62,221	61.4 %

Gain (Loss) on Disposition of Loans. Gain on disposition of loans increased by $7.0 million to $16.9 million for the year ended December 31, 2025 compared to $9.9 million for the year ended December 31, 2024. The increase was primarily due to the gain from the sale of nonperforming loans in December 2025 and an increase in gain on transfer to REO upon foreclosure.

Gain on Sale of Loans to a Related Party. Gain related to the sale of nonperforming loans to a related party was $19.4 million for the year ended December 31, 2025.

Unrealized Gain (Loss) on Fair Value Loans. Unrealized gain on fair value loans increased by $61.0 million to $116.9 million for the year ended December 31, 2025 compared to $55.9 million for the year ended December 31, 2024. The increase in unrealized gain was mainly driven by gains from record new loan originations.

Unrealized Gain (Loss) on Fair Value Securitized Debt.   Unrealized loss on fair value securitized debt was $30.5 million for the year ended December 31, 2025, a decrease of $33.0 million compared to an unrealized gain of $2.6 million for the year ended December 31, 2024. The increase in unrealized loss was primarily attributable to a decrease in interest rates.

Unrealized Gain (Loss) on Mortgage Servicing Rights.   Unrealized loss on mortgage servicing rights was $1.0 million for the year ended December 31, 2025 compared to an unrealized gain of $0.4 million for the year ended December 31, 2024. The loss was mainly attributable to the decrease in the average service fee rate.

Origination Fee Income.   Origination fee income increased by $10.0 million to $34.0 million for the year ended December 31, 2025 compared to $24.0 million for the year ended December 31, 2024. The increase was primarily due to record loan originations.

Interest Income on Cash Balance.   Interest income on cash balance decreased by $0.6 million to $5.9 million for the year ended December 31, 2025 compared to $6.5 million for the year ended December 31, 2024. The decrease was primarily due to the decrease in bank interest rates.

Other Income.   Other income was $2.1 million for each of the years ended December 31, 2025 and 2024.

Operating Expenses

Gross revenue consists of interest income and other operating income. Total operating expense represents 27.6% and 27.5% of gross revenue for the years ended December 31, 2025 and 2024, respectively. The table below presents the various components of operating expenses for the years ended December 31, 2025 and 2024. Total operating expenses increased by 41.3%, or $57.7 million to $197.4 million for the year ended December 31, 2025 from $139.6 million for the year ended December 31, 2024.

| | Year Ended December 31, | | $ Change | % Change |
	2025	2024		
	($ in thousands)			
Compensation and employee benefits	$ 90,217	$ 69,589	$ 20,628	29.6 %
Origination expenses	4,466	3,077	1,389	45.1
Securitization expenses	28,284	19,396	8,888	45.8
Loan servicing	33,409	22,388	11,021	49.2
Professional fees	6,098	7,616	(1,518)	(19.9)
Rent and occupancy	1,122	1,929	(807)	(41.8)
Real estate owned, net	22,909	6,030	16,879	279.9
Other operating expenses	10,850	9,613	1,237	12.9
Total operating expenses	$ 197,355	$ 139,638	$ 57,717	41.3 %

Compensation and Employee Benefits.   Compensation and employee benefits increased to $90.2 million for the year ended December 31, 2025 from $69.6 million for year ended December 31, 2024. The increase was mainly driven by higher headcount and commissions expense in 2025 as our loan originations increased.

Origination Expenses.   Origination expenses increased to $4.5 million for the year ended December 31, 2025 from $3.1 million for the year ended December 31, 2024. The increase of $1.4 million was primarily due to higher loan originations in 2025.

Securitization Expenses.   Securitization expenses were $28.3 million and $19.4 million for the years ended December 31, 2025 and 2024, respectively. The $8.9 million increase in securitization expenses for the year ended December 31, 2025 was due to the higher amount of securitized debt issued as compared to the prior year.

Loan Servicing.   Loan servicing expenses increased to $33.4 million for the year ended December 31, 2025 from $22.4 million for the year ended December 31, 2024. The $11.0 million increase for the year ended December 31, 2025 was mainly due to the increase in our total loan portfolio and related advance expenses.

Professional Fees.   Professional fees decreased to $6.1 million for the year ended December 31, 2025 from $7.6 million for the year ended December 31, 2024 primarily due to a decrease in legal expenses.

Rent and Occupancy.   Rent and occupancy expenses were $1.1 million and $1.9 million for the year ended December 31, 2025 and 2024, respectively. The decrease resulted from the relocation to offices with less space and lower rent expense.

Real Estate Owned, Net.   Net expenses of real estate owned increased to $22.9 million for the year ended December 31, 2025 from $6.0 million for the year ended December 31, 2024 driven by the increases in REO properties and valuation adjustments.

Other Operating Expenses.   Other operating expenses increased to $10.9 million for the year ended December 31, 2025 from $9.6 million for the year ended December 31, 2024, driven by higher data processing expenses.

Income Tax Expense.   Income tax expense was $41.3 million and $27.9 million for the years ended December 31, 2025 and 2024, respectively. Our consolidated effective tax rate as a percentage of pre-tax income for 2025 was 28.2%, compared to 29.0% for 2024. The 2025 effective tax rate differed from the federal statutory rate of 21.0% principally because of state taxes.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Net Interest Income — Portfolio Related

	Year Ended December 31,			
	2024	2023	$ Change	% Change
	($ in thousands)			
Interest income	$ 406,843	$ 310,775	$ 96,068	30.9 %
Interest expense - portfolio related	247,218	186,468	60,750	32.6
Net interest income - portfolio related	$ 159,625	$ 124,307	$ 35,318	28.4 %

Portfolio related net interest income is the largest contributor to our net income. Our portfolio related net interest income increased to $159.6 million from $124.3 million for the years ended December 31, 2024 and 2023, respectively.

Interest Income.   Interest income increased by $96.1 million, or 30.9%, to $406.8 million for the year ended December 31, 2024, compared to $310.8 million for the year ended December 31, 2023. The increase was primarily attributable to higher average portfolio balances and average yield. The average yield increased to 9.06% for the year ended December 31, 2024 from 8.34% for the year ended December 31, 2023. Average loans increased $763.1 million, or 20.5%, to $4.5 billion for the year ended December 31, 2024, from $3.7 billion for the year ended December 31, 2023. The increase in average yield was attributable to the overall higher interest rate environment in 2024.

The following table distinguishes between the change in interest income attributable to change in average loan balance (volume) and the change in interest income attributable to change in annualized yield (rate) for the years ended December 31, 2024 and 2023.

	Average Loans	Interest Income	Average Yield
	($ in thousands)		
Year ended December 31, 2024	$ 4,488,301	$ 406,843	9.06%
Year ended December 31, 2023	3,725,197	310,775	8.34%
Volume variance	763,104	63,662	
Rate variance		32,406	0.72%
Total interest income variance		$ 96,068	

Interest Expense — Portfolio Related.   Portfolio related interest expense consists of interest incurred on our warehouse facilities and securitized debt, increased by $60.7 million, or 32.6%, to $247.2 million for the year ended December 31, 2024, from $186.5 million for the year ended December 31, 2023. The increase in portfolio related interest expense in 2024 was primarily attributable to a higher loan portfolio being financed and increased interest rates.

The following table presents information regarding the portfolio related interest expense and distinguishes between the change in interest expense attributable to changes in the average outstanding debt balance (volume) and the change in cost of funds (rate) for the years ended December 31, 2024 and 2023.

	Average Debt [1]	Interest Expense	Cost of Funds
		($ in thousands)	
Year ended December 31, 2024	$ 4,076,596	$ 247,218	6.06%
Year ended December 31, 2023	3,341,411	186,468	5.58%
Volume variance	735,185	41,027	
Rate variance		19,723	0.48%
Total interest expense variance		$ 60,750	

(1) Includes securitized debit and warehouse agreements.

Net Interest Income After Provision for Credit Losses

Net interest income after provision for credit losses increased 27.2% over the prior year driven by our growth in the portfolio.

	Year Ended December 31, 2024	Year Ended December 31, 2023	$ Change	% Change
	($ in thousands)			
Net interest income - portfolio related	$ 159,625	$ 124,307	$ 35,318	28.4 %
Interest expense - corporate debt	23,821	16,556	7,265	43.9
Net interest income	135,804	107,751	28,053	26.0
Provision for credit losses	1,173	1,915	(742)	(38.7)
Net interest income after provision for credit losses	$ 134,631	$ 105,836	$ 28,795	27.2 %

Interest Expense — Corporate Debt. Corporate debt interest expense increased by $7.2 million to $23.8 million for the year ended December 31, 2024 from $16.6 million for the year ended December 31, 2023 due to the addition of a $75.0 million financing and its related debt issuance costs amortization. The corporate debt balance was $290.0 million and $215.0 million as of December 31, 2024 and 2023, respectively.

Provision for Credit Losses. Our provision for credit losses decreased by approximately $0.7 million to $1.2 million for the year ended December 31, 2024 from $1.9 million for the year ended December 31, 2023. The decrease in provision for credit losses was primarily attributable to the decrease in our loans held at amortized cost resulting from loan paydowns and payoffs.

Other Operating Income

The table below presents the various components of other operating income for the year ended December 31, 2024 and 2023. The $35.5 million net increase was primarily driven by higher unrealized gains on valuation of securitized debt at fair value, origination fee income, and unrealized gains on valuation of fair value loans.

| | Year Ended December 31, | | | |
	2024	2023	$ Change	% Change
	($ in thousands)			
Gain on disposition of loans	$ 9,940	$ 8,238	$ 1,702	20.7 %
Unrealized gain on fair value loans	55,857	47,850	8,007	16.7
Unrealized gain (loss) on fair value securitized debt	2,581	(9,002)	11,583	128.7
Unrealized gain (loss) on mortgage servicing rights	375	(660)	1,035	156.8
Origination fee income	24,007	12,450	11,557	92.8
Interest income on cash balance	6,490	5,194	1,296	25.0
Other income	2,148	1,840	308	16.7
Total other operating income	$ 101,398	$ 65,910	$ 35,488	53.8 %

Gain on Disposition of Loans. Gain on disposition of loans increased by $1.7 million to $9.9 million for the year ended December 31, 2024 compared to $8.2 million for the year ended December 31, 2023. The increase was primarily due to an increase in gain on transfer to REO upon foreclosure.

Unrealized Gain on Fair Value Loans. Unrealized gain on fair value loans increased by $8.0 million to $55.9 million for the year ended December 31, 2024 compared to $47.9 million for the year ended December 31, 2023. The increase in unrealized gain was mainly driven by gains from new loan originations and improved credit markets.

Unrealized Gain/Loss on Fair Value Securitized Debt. Unrealized gain on fair value securitized debt increased by $11.6 million to $2.6 million for the year ended December 31, 2024 compared to an unrealized loss of $9.0 million for the year ended December 31, 2023. The increase in unrealized gain was primarily attributable to improved securitization execution.

Unrealized Gain/Loss on Mortgage Servicing Rights. Unrealized gain on mortgage servicing rights was $0.4 million for the year ended December 31, 2024 compared to an unrealized loss of $0.7 million for the year ended December 31, 2023. The increase was mainly attributable to the increase in Century's loan servicing portfolio.

Origination Fee Income. Origination fee income increased by $11.6 million to $24.0 million for the year ended December 31, 2024 compared to $12.5 million for the year ended December 31, 2023. The increase was primarily due to higher loan originations.

Interest Income on Cash Balance. Interest income on cash balance increased by $1.3 million to $6.5 million for the year ended December 31, 2024 compared to $5.2 million for the year ended December 31, 2023. The increase was primarily due to higher interest earning cash balances.

Other Income. Other income increased to $2.1 million for the year ended December 31, 2024 compared to $1.8 million for the year ended December 31, 2023 due to higher loan extension fees collected on short-term loan extensions.

Operating Expenses

Gross revenue consists of interest income and other operating income. Total operating expense represents 27.5% and 26.7% of gross revenue for the years ended December 31, 2024 and 2023, respectively. The table below presents the various components of operating expenses for the years ended December 31, 2024 and 2023. Total operating expenses increased by 38.8%, or $39.0 million to $139.6 million for the year ended December 31, 2024 from $100.6 million for the year ended December 31, 2023.

	Year Ended December 31,			
	2024	**2023**	**$ Change**	**% Change**
	($ in thousands)			
Compensation and employee benefits	$ 69,589	$ 48,344	$ 21,245	43.9 %
Origination expenses	3,077	518	2,559	494.0
Securitization expenses	19,396	12,923	6,473	50.1
Loan servicing	22,388	17,631	4,757	27.0
Professional fees	7,616	4,599	3,017	65.6
Rent and occupancy	1,929	1,927	2	0.1
Real estate owned, net	6,030	6,153	(123)	(2.0)
Other operating expenses	9,613	8,524	1,089	12.8
Total operating expenses	$ 139,638	$ 100,619	$ 39,019	38.8 %

Compensation and Employee Benefits.   Compensation and employee benefits increased to $69.6 million for the year ended December 31, 2024 from $48.3 million for the year ended December 31, 2023. The increase was mainly driven by higher commissions expense in 2024 as our loan originations increased.

Origination Expenses.   Origination expenses increased to $3.1 million for the year ended December 31, 2024 from $0.5 million for the year ended December 31, 2023. The increase of $2.6 million was primarily due to higher loan originations in 2024.

Securitization Expenses.   Securitization expenses were $19.4 million and $12.9 million for the years ended December 31, 2024 and 2023, respectively. The $6.5 million increase in securitization expenses for the year ended December 31, 2024 was due to the higher amount of securitized debt issued as compared to the prior year

Loan Servicing.   Loan servicing expenses increased to $22.4 million for the year ended December 31, 2024 from $17.6 million for the year ended December 31, 2023. The $4.8 million increase for the year ended December 31, 2024 was mainly due to the increase in our total loan portfolio.

Professional Fees.   Professional fees increased to $7.6 million for the year ended December 31, 2024 from $4.6 million for the year ended December 31, 2023 primarily due to an increase in legal expenses.

Rent and Occupancy.   Rent and occupancy expenses remained relatively consistent at $1.9 million for both years ended December 31, 2024 and 2023.

Real Estate Owned, Net.   Net expenses of real estate owned decreased slightly to $6.0 million for the year ended December 31, 2024 from $6.2 million for the year ended December 31, 2023 driven by favorable asset management.

Other Operating Expenses.   Other operating expenses increased to $9.6 million for the year ended December 31, 2024 from $8.5 million for the year ended December 31, 2023 mainly due to decreases in marketing and data processing expenses.

Income Tax Expense.   Income tax expense was $27.9 million and $18.8 million for the years ended December 31, 2024 and 2023, respectively. Our annual consolidated effective rate as a percentage of pre-tax income for 2024 was 29.0%, compared to 25.2% for 2023. The 2024 effective tax rate differed from the federal statutory rate of 21.0% principally because of state taxes.

Quarterly Results of Operations

The following table sets forth certain unaudited financial information for each of the last eight completed quarters. The quarterly information has been prepared on the same basis as the consolidated financial statements and includes all adjustments (consisting of normal recurring adjustments) that, in the opinion of management, are necessary for a fair presentation of the information presented. This information should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this Annual Report. Operating results for interim periods are not necessarily indicative of the results that may be expected for a full year.

	Three Months Ended							
	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024
	($ in thousands) (unaudited)							
Interest income	$ 152,403	$ 144,119	$ 135,567	$ 118,740	$ 113,484	$ 105,070	$ 97,760	$ 90,529
Interest expense - portfolio related	94,652	88,899	81,838	75,088	68,484	63,871	59,188	55,675
Net interest income - portfolio related	57,751	55,220	53,729	43,652	45,000	41,199	38,572	34,854
Net interest margin - portfolio related	*3.59 %*	*3.65 %*	*3.82 %*	*3.35 %*	*3.70 %*	*3.60 %*	*3.54 %*	*3.35 %*
Interest expense - corporate debt	6,142	6,144	6,143	6,142	6,143	6,143	6,155	5,380
Net interest income	51,609	49,076	47,586	37,510	38,857	35,056	32,417	29,474
Net interest margin - total company	*3.21 %*	*3.25 %*	*3.39 %*	*2.88 %*	*3.20 %*	*3.06 %*	*2.98 %*	*2.83 %*
Provision for (reversal of) credit losses	1,954	381	1,598	1,872	22	(69)	218	1,002
Net interest income after provision for (reversal of) credit losses	49,655	48,695	45,988	35,638	38,835	35,125	32,199	28,472
Other operating income	53,249	37,077	39,847	33,446	32,330	20,732	22,561	25,775
Operating expenses	52,855	50,397	51,913	42,190	39,127	34,613	34,887	31,011
Income before income taxes	50,049	35,375	33,922	26,894	32,038	21,244	19,873	23,236
Income tax expense	15,296	9,963	7,752	8,246	11,233	5,627	5,162	5,903
Net income	34,753	25,412	26,170	18,648	20,805	15,617	14,711	17,333
Net income (loss) attributable to noncontrolling interest	(44)	39	173	(239)	218	(186)	(67)	82
Net income attributable to Velocity Financial, Inc.	$ 34,797	$ 25,373	$ 25,997	$ 18,887	$ 20,587	$ 15,803	$ 14,778	$ 17,251

Liquidity and Capital Resources

Sources and Uses of Liquidity

We fund our lending activities primarily through borrowings under our warehouse repurchase facilities, securitized debt, unsecured debt, other corporate-level debt, equity and debt securities, and net cash provided by operating activities to manage our business. We use cash to originate and acquire investor real estate loans, repay principal and interest on our borrowings, fund our operations and meet other general business needs.

Warehouse Facilities

As of December 31, 2025, we had five non-mark-to-market warehouse facilities, one modified mark-to-market warehouse facility and one mark-to-market NPL warehouse facility to support our loan origination and acquisition activities. The maturity of our warehouse facilities ranges from one to three years. The borrowings are collateralized primarily by performing loans. All warehouse facilities are based on SOFR, plus margins ranging from 1.60% to 4.00%. Borrowing under these facilities was $310.4 million with $624.6 million of available capacity as of December 31, 2025.

As of December 31, 2024, we had five non-mark-to-market warehouse facilities and one modified mark-to-market warehouse facility to support our loan origination and acquisition activities. The maturity of our warehouse facilities ranges from one to three years. The borrowings are collateralized primarily by performing loans. All warehouse facilities are based on SOFR, plus margins ranging from 1.60% to 4.50%. Borrowing under these facilities was $350.0 million with $435.0 million of available capacity under our warehouse and repurchase facilities as of December 31, 2024.

Six warehouse facilities fund less than 100% and one warehouse facility funds at 100% of the principal balance of the mortgage loans we own, requiring us to use working capital to fund the remaining portion. We may need to use additional working capital if loans become delinquent, because the amount permitted to be financed by the facilities may change based on the delinquency performance of the pledged collateral.

All borrower payments on loans financed under the warehouse facilities are segregated into pledged accounts with the loan servicer. All principal amounts in excess of the interest due are applied to reduce the outstanding borrowings under the warehouse facilities. The warehouse facilities also contain customary covenants, including financial covenants that require us to maintain minimum liquidity, a minimum net worth, a maximum debt-to-net worth ratio and a ratio of a minimum earnings before interest, taxes, depreciation and amortization of interest expense. If we fail to meet any of the covenants, or otherwise default under the facilities, the lenders have the right to terminate their facility and require immediate repayment, which may require us to sell our loans at less than optimal terms. As of December 31, 2025, we were in compliance with these covenants.

Securitized Debt

From May 2011 through December 2025, we have completed 46 transactions, issuing $10.6 billion in principal amount of securities to third parties. All borrower payments are segregated into remittance accounts at the primary servicer and remitted to the trustee of each trust monthly. We are the sole beneficial interest holder of the applicable trusts, which are variable interest entities included in our consolidated financial statements. The transactions are accounted for as secured borrowings under U.S. GAAP. Tables summarizing the investor real estate loans securitized, securities issued, securities retained by the Company at the time of the securitization, and our accumulated interest as of December 31, 2025 and 2024, the stated maturity for each securitized debt, the outstanding bond balances, and the weighted average rate on the securities for the Trusts as of December 31, 2025 and 2024, are included in Item 15. Exhibits, Financial Statement Schedules. The securities are callable by us when the stated principal balance is less than a certain percentage, ranging from 10% to 30% of the original stated principal balance of loans at issuance. As a result, the actual maturity date of the securities issued will likely be earlier than their respective stated maturity date.

Our intent is to use the proceeds from the issuance of new securities primarily to repay our warehouse borrowings and originate new investor real estate loans in accordance with our underwriting guidelines, as well as for general corporate purposes. Our financing sources may include borrowings in the form of additional bank credit facilities (including term loans and revolving credit facilities), repurchase agreements, warehouse repurchase facilities and other sources of private financing. We also plan to continue using securitized debt as long-term financing for our portfolio, and we do not plan to structure any securitized debt as sales or utilize off-balance-sheet vehicles. We believe any financing of assets and/or securitized debt we may undertake will be sufficient to fund our working capital requirements.

Cash and Cash Equivalents

Our total liquidity was $116.8 million as of December 31, 2025, comprised of $92.1 million in cash and $24.7 million in borrowings from available warehouse capacity on unencumbered loans. Our additional available warehouse capacity as of December 31, 2025 was $599.9 million, bringing total liquidity plus available warehouse capacity to $716.7 million.

Our total liquidity plus available warehouse capacity was $530.9 million as of December 31, 2024, comprised of $435.0 million of available warehouse capacity, $49.9 million in cash, and $46.0 million of available borrowings for unencumbered loan.

During the years ended December 31, 2025 and 2024, we generated approximately $178.4 million and $8.9 million, respectively, of net cash and cash equivalents from operations, investing and financing activities.

Cash Flows

The following table summarizes the net cash provided by (used in) operating activities, investing activities and financing activities for the periods indicated:

	For The Year Ended December 31,					
	2025		2024		2023	
	(In thousands)					
Cash provided by (used in):						
Operating activities	$	18,161	$	37,755	$	48,835
Investing activities		(1,521,782)		(1,045,082)		(584,732)
Financing activities		1,682,028		1,016,230		535,768
Net change in cash, cash equivalents, and restricted cash	$	178,407	$	8,903	$	(129)

Operating Activities

Cash flows from operating activities primarily includes net income adjusted for: (1) cash used for origination of held for sale loans and the related cash proceeds from the sales of such loans, (2) non-cash items including valuation changes, provision for credit losses, discount accretion, and amortization of debt issuance discount and costs, and (3) changes in the balances of operating assets and liabilities.

For the year ended December 31, 2025, our net cash provided by operating activities of $18.2 million consisted mainly of $105.0 million in net income, and $50.9 million proceeds from sales of loans held for sale, offset by $86.4 million of net valuation gain and $49.7 million on originations of loans held for sale.

For the year ended December 31, 2024, our net cash provided by operating activities of $37.8 million consisted mainly of $68.5 million in net income, and $24.0 million proceeds from sales of loans held for sale, offset by $55.9 million of valuation gains and $23.6 million on originations of loans held for sale.

For the year ended December 31, 2023, our net cash provided by operating activities of $48.8 million consisted mainly of $52.3 million in net income, and $25.8 million proceeds from sales of loans held for sale, offset by $38.2 million of valuation gains.

Investing Activities

For the year ended December 31, 2025, our net cash used in investing activities of $1.5 billion consisted mainly of $2.7 billion in cash used to originate held for investment loans, offset by $963.8 million in cash received in payments on held for investment loans.

For the year ended December 31, 2024, our net cash used in investing activities of $1.0 billion consisted mainly of $1.8 billion in cash used to originate held for investment loans, offset by $723.0 million in cash received in payments on held for investment loans.

For the year ended December 31, 2023, our net cash used in investing activities of $584.7 million consisted mainly of $1.1 billion in cash used to originate held for investment loans, offset by $459.7 million in cash received in payments on held for investment loans.

Financing Activities

For the year ended December 31, 2025, our net cash provided by financing activities of $1.7 billion consisted mainly of $2.7 billion in securitized debt issued and $2.6 billion in borrowings from our warehouse and repurchase facilities. The cash generated was offset by payments we made of $2.7 billion and $971.7 million on our warehouse and repurchase facilities and securitized debt, respectively.

For the year ended December 31, 2024, our net cash provided by financing activities of $1.0 billion consisted mainly of $1.9 billion in borrowings from our warehouse and repurchase facilities and $1.6 billion in securitized debt issued. The cash generated was offset by payments we made of $1.9 billion and $666.3 million on our warehouse and repurchase facilities and securitized debt issued, respectively.

For the year ended December 31, 2023, our net cash provided by financing activities of $535.8 million consisted mainly of $1.2 billion in borrowings from our warehouse and repurchase facilities and $1.0 billion in securitized debt issued. The cash generated was offset by payments we made of $1.2 billion and $438.8 million on our warehouse and repurchase facilities and securitized debt issued, respectively.

April 2020 Preferred Stocks and Warrants

On April 7, 2020, we sold 45,000 shares of Series A Convertible Preferred Stock and Warrants to purchase 3,013,125 shares of our common stock in a private placement to two of our largest stockholders. On October 8, 2021, we exercised our option to convert all of the 45,000 outstanding shares of Series A Convertible Preferred Stock into 11,688,310 shares of our common stock.

The warrants were exercisable at any time and from time to time, in whole or in part, by the holders until April 7, 2025 at an exercise price of $2.96 per share of common stock with respect to 2,008,750 of warrants, and at an exercise price of $4.94 per share of common stock with respect to 1,004,374 of warrants.

In April 2025, three funds affiliated with a related party of the Company completed the exercise of their Warrants to purchase an aggregate 1,339,166 shares of the Company's common stock, resulting in the Company issuing net shares of 1,080,338 common stock after the withholding and transfer of an aggregate of 258,828 shares of common stock into the Company's treasury account. In May 2025, a related party of the Company completed the exercise of their Warrants to purchase an aggregate 1,673,958 shares of the Company's common stock. Net proceeds from warrants exercised amounted to $10.9 million. As of June 30, 2025, we had no warrants outstanding as they were all exercised by the respective holders.

At-The-Market Equity Offering Program

On September 3, 2021, we entered into separate Equity Distribution Agreements with counterparties to establish an at-the-market equity offering program ("ATM Program") where we may issue and sell, from time to time, shares of our common stock. Our ATM Program allows for aggregate gross sales of our common stock of up to $50,000,000 provided that the number of shares sold under the ATM Program does not exceed 4,000,000.

On May 3, 2024, we entered into separate Equity Distribution Agreements, each as amended by Amendment No. 1 to such agreement, dated December 12, 2024, with counterparties to establish a successor ATM Program, with substantially the same terms as the prior Equity Distribution Agreements noted above, under which we may issue and sell, from time to time, shares of our common stock up to $50,000,000 provided that the number of shares sold under the ATM Program does not exceed 4,000,000.

On April 11, 2025, we entered into separate Amendment No. 2 (the "Amendments") to the Equity Distribution Agreements, each dated as of May 3, 2024, each as amended by Amendment No. 1 thereto, each dated December 12, 2024. The Amendments increased the maximum aggregate offering amount of shares of the Company's common stock that may be sold pursuant to the Equity Distribution Agreements, from $50,000,000 to $100,000,000, and increased the maximum number of shares that may be sold pursuant to the Equity Distribution Agreements from 4,000,000 to 6,000,000.

The following table summarizes the activity in our ATM Program for the periods indicated:

	Years Ended December 31,					
	2025		**2024**		**2023**	
	(In thousands, except per share amount)					
Number of shares sold		2,067		388		29
Net sale proceeds	$	38,120	$	7,679	$	349
Weighted average price per share	$	18.74	$	20.19	$	12.12

Contractual Obligations and Commitments

On March 15, 2022, we entered into a five-year $215.0 million syndicated corporate debt agreement ("the 2022 Term Loan"). The 2022 Term Loan bears interest at a fixed rate of 7.125% and matures on March 15, 2027. Interest on the 2022 Term Loan is paid every six months. As of December 31, 2025 and 2024, the balance of the

2022 Term Loan was $215.0 million. The 2022 Term Loan was paid off on January 30, 2026 with proceeds from the issuance and sale of $500 million Senior Notes ("the 2026 Term Notes").

On February 5, 2024, we entered into a five-year $75.0 million syndicated corporate debt agreement, ("the 2024 Term Loan"), which bears interest at 9.875% and matures on February 15, 2029. Interest on the 2024 Term Loan is paid every six months. The net proceeds from the 2024 Term Loan was used for loan originations and general corporate purposes. As of December 31, 2025 and 2024, the balance of the 2024 Term Loan was $75.0 million.

Velocity Commercial Capital, LLC is the borrower of the 2022 Term Loan and 2024 Term Loan, which are secured by substantially all of the borrower's non-warehoused assets, with a guarantee from Velocity Financial, Inc., that is secured by the equity interests of the borrower. The syndicated corporate debt agreement contains customary affirmative and negative covenants, including financial maintenance covenants and limitations on dividends by the borrower.

As of December 31, 2025, we maintained warehouse facilities to finance our investor real estate loans and had approximately $310.4 million in outstanding borrowings with $624.6 million of available capacity under our warehouse and repurchase facilities. The warehouse and repurchase facilities have maturity dates ranging from May 2026 to April 2028.

The following table illustrates our contractual obligations existing as of December 31, 2025:

	January 1, 2026 - December 31, 2026		January 1, 2027- December 31, 2028		Thereafter		Total	
			(In thousands)					
Warehouse and repurchase facilities	$	262,212	$	48,227	$	—	$	310,439 (1)
Notes payable (corporate debt)		—		215,000		75,000		290,000
Leases payments under noncancelable operating leases		994		1,975		1,206		4,175
Total	$	263,206	$	265,202	$	76,206	$	604,614

(1) Amount represents gross warehouse borrowing. Balance of $308.5 million in the Consolidated Balance Sheets as of December 31, 2025 is net of $1.9 million debt issuance costs.

Off-Balance-Sheet Arrangements

At no time have we maintained any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance, or special-purpose or variable interest entities, established for the purpose of facilitating off-balance-sheet arrangements or other contractually narrow or limited purposes. Further, we have never guaranteed any obligations of unconsolidated entities or entered into any commitment or intent to provide funding to any such entities.

New Accounting Standards

Codification Improvements

In December 2025, the FASB issued ASU 2025-12 "Codification Improvements" to address suggestions received from stakeholders on the Accounting Standards Codification and to make other incremental improvements to U.S. GAAP. The update represents changes to the Codification that (1) clarify, (2) correct errors, or (3) make minor improvements. The amendments make the Codification easier to understand and apply. The guidance is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. The adoption of this standard is not expected to have a significant impact on the Company's consolidated financial statements.

Interim Reporting

In December 2025, the FASB issued ASU No. 2025-11 "Interim Reporting (Topic 270): Narrow-Scope Improvements" ("ASU 2025-11"). ASU 2025-11 clarifies the applicability of interim reporting guidance, types of interim reporting, and the form and content of interim financial statements in accordance with United States generally accepted accounting principles ("GAAP"). ASU 2025-11 does not change the fundamental nature of interim reporting or modify the scope of current interim disclosure requirements, but clarifies and improves the navigability of existing interim reporting requirements. This guidance is effective for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. Upon adoption, ASU 2025-11 may be applied prospectively or retrospectively to any or all periods presented in the interim financial statements. We are currently evaluating the impact ASU 2025-11 will have on our financial statements and related disclosures.

Derivatives and Hedging

In November 2025, the FASB issued ASU 2025-09, Derivatives and Hedging (Topic 815), Hedge Accounting Improvements, which aligns financial reporting with the economics of some of an entity's risk management activities by updating similar risk assessment for cash flow hedges, hedging interest payments on choose-your-rate debt, cash flow hedges of nonfinancial forecasted transactions, net written options as hedging instruments, and foreign currency-denominated debt designated as a hedging instrument and a hedged item. The amendments in ASU 2025-09 are effective for annual reporting periods beginning after December 15, 2026, and interim periods within those annual reporting periods and applied on a prospective basis. The adoption of this standard is not expected to have a significant impact on the Company's consolidated financial statements.

Expense Disaggregation

In November 2024, the FASB issued ASU 2024-03, "Income Statement - Reporting Comprehensive Income (Subtopic 220-40) Expense Disaggregation Disclosures", which requires specific information about certain costs and expenses at each interim and annual reporting period. This includes disclosing amounts related to employee compensation, depreciation, and intangible asset amortization. In addition, qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively will need to be disclosed. The accounting update is effective January 1, 2027 for the Company. The adoption of this standard is not expected to have a significant impact on the Company's consolidated financial statements.

Recently Adopted Accounting Standard

Codification Improvements

In March 2024, the FASB issued ASU 2024-02, "Codification Improvements—Amendments to Remove References to the Concepts Statements," which amends the Codification to remove references to various concepts statements and impacts a variety of topics in the Codification. The amendments apply to all reporting entities within the scope of the affected accounting guidance, but in most instances the references removed are extraneous and not required to understand or apply the guidance. ASU 2024-02 is effective January 1, 2025, for the Company. The Company adopted the provisions of ASU 2024-02 effective January 1, 2025, and the adoption of this standard did not have a material impact on the Company's consolidated financial statements and related disclosures.

Income Taxes

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 240): Improvements to Income Tax Disclosures." The amendments in this update require entities to disclose specific categories in the effective tax rate reconciliation and provide additional information for reconciling items where the effect of those reconciling items is equal to or greater than 5% of the amount computed by multiplying pretax income/loss by the applicable statutory income tax rate. In addition, entities are required to disclose the year-to-date amount of income taxes paid (net of refunds received) disaggregated by jurisdictions. The Company adopted the provisions of ASU 2023-09 effective January 1, 2025, and the adoption of this standard did not have a material impact on the Company's consolidated financial statements but resulted in expanded disclosures in Note 19 — Income Taxes to the consolidated financial statements. The Company prospectively adopted the provisions of this ASU.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Intentionally omitted pursuant to smaller reporting company reduced disclosure requirements.

Item 8. Financial Statements and Supplemental Data.

Our consolidated financial statements and the notes related to the financial statements, together with the independent registered public accounting firm reports thereon, are included in Item 15. Exhibits, Financial

Statements and Schedules and are filed as part of this Annual Report on Form 10-K and are incorporated herein by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(e) and 15d-15(e) under the Exchange Act as of the end of the period covered by this Annual Report. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based on the evaluation of our disclosure controls and procedures as of December 31, 2025, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of the end of the period covered by this report.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) for the Company. Our internal control over financial reporting is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of our consolidated financial statements in accordance with U.S. Generally Accepted Accounting Principles, or GAAP, and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Our management, with the participation of its Chief Executive Officer and Chief Financial Officer, assessed our internal control over financial reporting as of December 31, 2025, the end of our fiscal year. Management based its assessment on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and concluded that our internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2025.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by RSM US LLP, our independent registered public accounting firm, as stated in their attestation report, which appears herein in Item 8.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2025, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

Rule 10b5-1 Trading Arrangements

On March 18, 2025, Jeffrey T. Taylor, our Executive Vice President, Capital Markets, adopted a Rule 10b5-1 trading arrangement (as such term is defined in Item 408(a) of Regulation S-K) intended to satisfy the affirmative defense of Rule 10b5-1(c) with respect to the sale of up to an aggregate of 21,250 shares of our common stock. The plan will expire June 30, 2026, subject to early termination for certain specified events as set forth in the plan.

On March 20, 2025, Mark R. Szczepaniak, our Chief Financial Officer, adopted a Rule 10b5-1 trading arrangement (as such term is defined in Item 408(a) of Regulation S-K) intended to satisfy the affirmative defense of Rule 10b5-1(c) with respect to the sale of up to an aggregate of 18,870 shares of our common stock. The plan will expire June 30, 2026, subject to early termination for certain specified events as set forth in the plan.

On November 24, 2025, Roland T. Kelly, our Chief Legal Officer, General Counsel and Corporate Secretary, adopted a Rule 10b5-1 trading arrangement (as such term is defined in Item 408(a) of Regulation S-K) intended to satisfy the affirmative defense of Rule 10b5-1(c) with respect to the sale of up to an aggregate of 20,000 shares of our common stock. The plan will expire June 30, 2026, subject to early termination for certain specified events as set forth in the plan.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

We have adopted a code of ethics that applies to our officers, including our principal executive officer, principal financial officer and principal accounting officer, directors and employees. This code of ethics can be found at the "Code of Business Conduct and Ethics" link in the Governance section of our website at www.velfinance.com. We intend to satisfy any disclosure requirement regarding an amendment to, or waiver from, a provision of this code of ethics by posting such information on that website or in a report on Form 8-K.

Additional information with respect to this item will be contained in our Proxy Statement for our 2026 Annual Meeting of Shareholders, which is incorporated herein by reference.

Insider Trading Arrangements and Policies

We have adopted insider trading policies ("Securities Trading Policy") and procedures governing transactions in our securities by our directors, officers and employees, as well as by the Company itself, that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations and The New York Stock Exchange listing standards. The foregoing summary of the Securities Trading Policy does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Trading Policy, which is incorporated herein by reference as Exhibit 19.1.

Item 11. Executive Compensation.

Information with respect to this item will be contained in our Proxy Statement for our 2026 Annual Meeting of Shareholders, which is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information with respect to this item will be contained in our Proxy Statement for our 2026 Annual Meeting of Shareholders, which is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information with respect to this item will be contained in our Proxy Statement for our 2026 Annual Meeting of Shareholders, which is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

Information with respect to this item will be contained in our Proxy Statement for our 2026 Annual Meeting of Shareholders, which is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a)   The following documents are filed as part of this Annual Report:

(1)   Financial Statements

The financial statements filed as part of this Annual Report are included in Part II, Item 8 of this Annual Report.

(2)   Financial Statement Schedules

Financial statement schedules have been omitted in this Annual Report because they are not applicable, not required under the instructions or the information requested is set forth in the financial statements or related notes thereto.

(3)   List of Exhibits required by Item 601 of Regulation S-K

Exhibit Number	Exhibit Title	Form	File No.	Exhibit	Filing Date
			Incorporated by Reference		
3.1	Certificate of Conversion	8-K	001-39183	3.1	1/22/2020
3.2	Restated Certificate of Incorporation of Velocity Financial, Inc.	8-K	001-39183	3	5/23/2022
3.3	Amended and Restated Bylaws of Velocity Financial, Inc.	8-K	001-39183	3.2	3/25/2022
4.1	Form of Stock Certificate for Common Stock	S-1	333-234250	4.1	10/18/2019
4.2	Form of Warrant to Purchase Common Stock	8-K	001-39183	4.1	4/07/2020
4.3	Description of the Registrant's Securities	10-K	001-39183	4.3	4/07/2020
10.1	Stockholders Agreement dated as of January 16, 2020	10-K	001-39183	10.1	4/07/2020
10.2	Registration Rights Agreement dated as of January 16, 2020	10-K	001-39183	10.2	4/07/2020
10.3	Registration Rights Agreement dated as of April 7, 2020	8-K	333-234250	10.1	4/07/2020
10.4	Securities Purchase Agreement among Velocity Financial, Inc. and the Purchasers Party thereto dated April 5, 2020	8-K	001-39183	10.1	4/06/2020
10.5	Velocity Financial, Inc. Employee Stock Purchase Plan*	DEF 14A	001-39183	AII	4/8/2022
10.6	Amended and Restated Velocity Financial, Inc. 2020 Omnibus Incentive Plan*	DEF 14A	001-39183	AI	4/11/2025
10.7	Form of Nonqualified Stock Option Award Notice and Agreement under the 2020 Omnibus Incentive Plan*	S-1/A	333-234250	10.6	1/6/2020
10.8	Form of Nonqualified Stock Option Award Notice and Agreement (Director Grant-IPO) under the 2020 Omnibus Incentive Plan*	S-1/A	333-234250	10.7	1/6/2020
10.9	Form of Nonqualified Stock Option Award Notice and Agreement (Executive Officer Grant-IPO) under the 2020 Omnibus Incentive Plan*	S-1/A	333-234250	10.8	1/6/2020
10.10	Form of Restricted Stock Unit Grant and Agreement (Director Grant) under the 2020 Omnibus Incentive Plan*	S-1/A	333-234250	10.9	1/6/2020
10.11	Form of Restricted Stock Unit Grant and Agreement (Standard Grant) under the 2020 Omnibus Incentive Plan*	S-1/A	333-234250	10.10	1/6/2020
10.12	Form of Restricted Stock Grant and Agreement under the 2020 Omnibus Incentive Plan*	S-1/A	333-234250	10.11	1/6/2020

10.13	Velocity Financial 2025 Annual Cash Incentive and Performance Stock Units Programs for Messrs. Farrar, Szczepaniak and Taylor*	8-K	001-39183	-	1/22/2025
10.14	Form of Equity Distribution Agreement, dated May 3, 2024	8-K	001-39183	1.1	5/3/2024
10.15	Form of Amendment No. 1 to Equity Distribution Agreement, dated December 12, 2024	10-K	001-39183	10.15	3/12/2025
10.16	Form of Officer and Director Indemnity Agreement	S-1/A	333-234250	10.37	11/6/2019
10.17	Form of Performance Stock Unit Grant and Agreement*	10-K	001-39183	10.16	3/15/2024
10.18	Note Purchase Agreement Dated as of March 15, 2022, among Velocity Financial, Inc., Velocity Commercial Capital, LLC, U.S. Bank Trust Company, National Association, as collateral agent, and the respective purchasers of the Notes.	8-K	001-39183	10.1	3/16/2022
10.19	Security Agreement, dated as of March 15, 2022, among Velocity Financial, Inc., Velocity Commercial Capital, LLC and U.S. Bank Trust Company, National Association, as collateral agent.	8-K	001-39183	10.2	3/16/2022
10.21	Form of Note Purchase Agreement, dated as of February 5, 2024, among Velocity Financial, Inc., Velocity Commercial Capital, LLC, U.S. Bank Trust Company, National Association, as Collateral Agent and the respective purchasers of the Notes.	8-K	001-39183	10.1	2/6/2024
10.22	Security Agreement, dated as of February 5, 2024, among Velocity Financial, Inc., Velocity Commercial Capital, LLC and U.S. Bank Trust Company, National Association.	8-K	001-39183	10.2	2/6/2024
10.23	Equal Priority Intercreditor Agreement, dated as of February 5, 2024, among Velocity Financial, Inc., Velocity Commercial Capital, LLC, U.S. Bank Trust Company, National Association as the 2027 Notes Collateral Agent and U.S. Bank Trust Company, National Association as the 2029 Notes Collateral Agent.	8-K	001-39183	10.3	2/6/2024
10.24	Form of Amendment No. 2 to Equity Distribution Agreement, dated April 11, 2025	10-Q	001-39183	10.24	5/1/2025
19.1	Securities Trading Policy	10-K	001-39183	19.1	3/12/2025
21.1	List of Subsidiaries of the Registrant				
23.1	Consent of RSM US LLP				
31.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
31.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
32.1	Certification of Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002+				
32.2	Certification of Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002+				
97	Velocity Financial, Inc. Incentive Compensation Clawback Policy*	8-K	001-39183	99	2/7/2024

101	Interactive data files pursuant to Rule 405 of Regulation S-T, formatted in Inline XBRL: (i) the Consolidated Balance Sheets as of December 31, 2025 and 2024 (ii) the Consolidated Statements of Income for the years ended December 31, 2025, 2024 and 2023, (iii) the Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2025, 2024 and 2023, (iv) the Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023 and (v) the Notes to Consolidated Financial Statements.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document With Embedded Linkbase Documents
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

---

* Management contract or compensatory plan or arrangement.

+ This certification is deemed not filed for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act.

Item 16. Form 10-K Summary.

None.

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VELOCITY FINANCIAL, INC. AND SUBSIDIARIES

Index to Consolidated Financial Statements
December 31, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Velocity Financial, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Velocity Financial, Inc. and its subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated March 11, 2026, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Accounting for loans held for investment at fair value – significant assumptions used in the fair value determinations that are unobservable inputs

As described in Notes 2, 6 and 27 to the financial statements, the Company has elected the fair value option to measure all loans held for investment originated or acquired on or after October 1, 2022, at fair value. As of December 31, 2025, loans held for investment, at fair value, were $4.7 billion.

The Company used a third-party loan valuation model to estimate the fair value of its performing loans. Management estimates the fair value of these loans using assumptions including a discount rate, constant prepayment rate, constant default rate, and loss severity rate. These assumptions are considered significant unobservable inputs. The Company also utilized a third-party valuation specialist to estimate the fair value of its past due and nonperforming loans. The significant unobservable inputs used in the fair value measurement of these loans include interest rates, market yield requirements, probability of default, loss given default, voluntary prepayment speed and loss timing.

We have identified the fair value of loans held for investment as a critical audit matter because of the unobservable inputs management uses to estimate fair value and the fact that the assumptions noted above could result in a significant change in the loans' fair value measurement. Specifically, we have identified the discount rate and constant prepayment rate as significant assumptions for performing loans and the market yields (also referred to as the "discount rate") for past due and nonperforming loans. Therefore, these significant assumptions are considered a critical audit matter. Auditing the significant assumptions involved a degree of complexity, a high degree of auditor judgment and increased audit effort through the use of auditor-employed valuation specialists.

Our audit procedures related to testing management's evaluation and establishment of significant assumptions included the following, among others:

- We obtained an understanding of the relevant controls related to the valuation of loans held for investment, including management's controls over the evaluation and establishment of the reasonableness of unobservable inputs that are used to estimate fair value of loans, and tested such controls for design and operating effectiveness.

- We tested the completeness and accuracy of source information derived from the Company's data by comparing it to externally and internally sourced data used in the development of discount rates and constant prepayment rates applied in the valuation of performing loans.

- We evaluated the reasonableness of management's selection of the constant prepayment rates used in valuing performing loans by corroborating with externally sourced data.

- We tested the completeness and accuracy of Company‑derived source information provided to management's third‑party valuation specialist by reconciling it to internally generated data and used such information in evaluating the reasonableness of the past due and nonperforming loans' prices determined by the specialist.

- We utilized the assistance of auditor-employed valuation specialists to assist in:

  o Evaluating the reasonableness of overall methodology used to estimate the fair value of loans held for investment.

  o Evaluating the reasonableness of management's assessment of the discount rate and constant prepayment rates used in valuing performing loans based on the underlying data used and corroborating with publicly available market information.

  o Evaluating the reasonableness of the discount rate assumptions used in valuing nonperforming loans based on the underlying data used by third-party valuation specialist and corroborating with publicly available market data.

Valuation of allowance for credit losses – management's assessment of forecasted economic scenarios

As described in Notes 2 and 6 to the financial statements, the Company's allowance for credit losses totaled $4.5 million as of December 31, 2025. The allowance for credit losses is calculated under the expected credit loss model and is an estimate of life-of-loan losses for the Company's loans held for investment.

The allowance for loan losses consists of an asset-specific component for estimating loan losses for individual loans that do not share risk characteristics with other loans and a collective pooled component for estimating loan losses for pools of loans that share similar risk characteristics. The allowance for the collective pooled component is derived from an estimate of expected loan losses primarily using an expected loss methodology that incorporates certain risk characteristics that are derived from internally developed and third-party models using the open pool method.

To determine the loss rates for the open pool method, the Company starts with its historical database of losses, segmenting the loans by loan purpose, product type and repayment period to estimate annual average loss rates. The model then adjusts each segment's annual average loss rates for macroeconomic forecasts over a reasonable and supportable period, followed by a straight-line reversion to the historical loss rates. The adjusted annual average loss rates by segment are then applied to an individual loan in each segment and consider the principal amortization using contractual maturity, factoring in further principal reductions from estimated prepayments. Adjustments to historical loss information are considered for differences in current loan-specific risk characteristics such as differences in underwriting standards, portfolio mix, delinquency levels, or term, as well as for changes in environmental conditions, such as unemployment rates, property values and changes in the competitive or regulatory environment.

Significant variables or assumptions incorporated in the macroeconomic forecasts include U.S. unemployment, U.S. real gross domestic product index, real disposal personal income index, and consumer price index. Management considered multiple scenarios from different macroeconomic forecasts and reversion periods, and they have selected the forecast scenario with a reasonable and supportable forecast period of seven quarters followed by a three-quarter straight-line reversion period as of December 31, 2025.

The estimation of the allowance for credit losses for pools of loans that share similar risk characteristics involves many inputs and assumptions. These inputs and assumptions include, among others, the selection, evaluation and measurement of the reasonable and supportable forecast scenarios discussed above, which require management to apply judgment and that is subject to change as forecasted economic events evolve.

We identified the determination and evaluation of the forecasted economic component of the allowance for credit losses as a critical audit matter because auditing the underlying assumptions and evaluation of the forecasts used in the allowance for credit losses involved a degree of complexity and auditor judgment given the high degree of subjectivity exercised by management.

Our audit procedures related to management's evaluation and establishment of the forecasted economic scenarios in the allowance for credit losses included the following, among others:

- We obtained an understanding of the relevant controls related to the evaluation and establishment of the forecasted economic scenarios component of the allowance for credit losses and tested such controls for design and operating effectiveness, including controls related to the assessment and review of the forecasted economic scenarios and management's review and approval of the allowance for credit losses calculation.

- We tested management's process and significant judgments in the evaluation and establishment of the forecasted economic scenarios component of the allowance for credit losses which included:

  o Evaluating management's considerations and data utilized as a basis for the selection of forecasted economic scenarios by tracing data points used to company provided source documents and assessing the appropriateness of their source.

  o Evaluating the reasonableness of management's judgments related to the selection of forecasted scenarios based on the underlying forecast data inputs used, as well as considering independent economic forecasts obtained from publicly available economic data sources.

  o Agreeing management's calculated adjustments for forecasted economic scenarios to the allowance for credit losses calculation.

/s/ RSM US LLP

We have served as the Company's auditor since 2021.

Los Angeles, California
March 11, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Velocity Financial, Inc.

Opinion on the Internal Control Over Financial Reporting

We have audited Velocity Financial, Inc. and its subsidiaries' (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes to the consolidated financial statements (collectively, the financial statements) of the Company and our report dated March 11, 2026, expressed an unqualified opinion.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ RSM US LLP

Los Angeles, California
March 11, 2026

VELOCITY FINANCIAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2025 and 2024

($ in thousands, except share data)

	December 31,	
	2025	**2024**
ASSETS		
Cash and cash equivalents	$ 92,103	$ 49,901
Restricted cash	157,134	20,929
Loans held for investment, at amortized cost (net of allowance for credit losses of $4,521 and $4,174 as of December 31, 2025 and 2024, respectively)	2,028,262	2,420,116
Loans held for investment, at fair value	4,729,869	2,766,951
Total loans, net	6,758,131	5,187,067
Accrued interest receivables	49,678	35,235
Receivables due from servicers	150,902	123,494
Other receivables	1,897	1,359
Real estate owned, net	118,289	68,000
Property and equipment, net	1,415	1,650
Deferred tax asset	22,709	13,612
Mortgage servicing rights, at fair value	12,963	13,712
Derivative assets	66	—
Goodwill	6,775	6,775
Other assets	9,451	5,674
Total assets	$ 7,381,513	$ 5,527,408
LIABILITIES		
Accounts payable and accrued expenses	$ 168,314	$ 147,814
Secured financing, net	286,679	284,833
Securitized debt, at amortized cost	1,705,589	2,019,056
Securitized debt, at fair value	4,236,737	2,207,408
Warehouse and repurchase facilities, net	308,506	348,082
Total liabilities	6,705,825	5,007,193
Commitments and contingencies		
EQUITY		
Common stock ($0.01 par value, 100,000,000 shares authorized; 38,965,317 and 33,761,147 shares issued, 39,573,657 and 33,545,585 shares outstanding as of December 31, 2025 and 2024, respectively)	398	339
Additional paid-in capital	382,564	322,954
Retained earnings	302,379	197,325
Treasury stock, at cost (608,340 and 215,562 common shares as of December 31, 2025 and 2024, respectively)	(10,204)	(2,869)
Accumulated other comprehensive loss	(2,602)	(805)
Total Velocity Financial Inc. stockholders' equity	672,535	516,944
Noncontrolling interest in subsidiary	3,153	3,271
Total equity	675,688	520,215
Total liabilities and equity	$ 7,381,513	$ 5,527,408

See accompanying notes to consolidated financial statements.

VELOCITY FINANCIAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONTINUED)
December 31, 2025 and 2024
(In thousands)

The following table presents the assets and liabilities of consolidated variable interest entities:

	December 31,	
	2025	**2024**
ASSETS		
Restricted cash	$ 151,827	$ 9,847
Loans held for investment, at amortized cost	2,023,030	2,395,394
Loans held for investment, at fair value	4,273,757	2,264,641
Accrued interest and other receivables	191,313	145,891
Real estate owned, net	114,485	57,838
Deferred tax asset	1,085	272
Other assets	5	—
Total assets	$ 6,755,502	$ 4,873,883
LIABILITIES		
Accounts payable and accrued expenses	$ 120,691	$ 96,895
Securitized debt	5,942,326	4,226,464
Total liabilities	$ 6,063,017	$ 4,323,359

See accompanying notes to consolidated financial statements.

VELOCITY FINANCIAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2025, 2024 and 2023
(*In thousands, except per share amounts*)

		December 31,				
		2025		**2024**		**2023**
Interest income	$	550,829	$	406,843	$	310,775
Interest expense — portfolio related		340,477		247,218		186,468
Net interest income — portfolio related		210,352		159,625		124,307
Interest expense — corporate debt		24,571		23,821		16,556
Net interest income		185,781		135,804		107,751
Provision for credit losses		5,805		1,173		1,915
Net interest income after provision for credit losses		179,976		134,631		105,836
Other operating income						
Gain on disposition of loans		16,910		9,940		8,238
Gain on sale of loans to a related party		19,344		—		—
Unrealized gain on fair value loans		116,853		55,857		47,850
Unrealized gain (loss) on fair value securitized debt		(30,454)		2,581		(9,002)
Unrealized gain (loss) on mortgage servicing rights		(998)		375		(660)
Origination fee income		33,982		24,007		12,450
Interest income on cash balance		5,856		6,490		5,194
Other income		2,126		2,148		1,840
Total other operating income		163,619		101,398		65,910
Operating expenses						
Compensation and employee benefits		90,217		69,589		48,344
Origination expenses		4,466		3,077		518
Securitization expenses		28,284		19,396		12,923
Loan servicing		33,409		22,388		17,631
Professional fees		6,098		7,616		4,599
Rent and occupancy		1,122		1,929		1,927
Real estate owned, net		22,909		6,030		6,153
Other operating expenses		10,850		9,613		8,524
Total operating expenses		197,355		139,638		100,619
Income before income taxes		146,240		96,391		71,127
Income tax expense						
Federal		30,856		19,414		15,162
State		10,401		8,511		3,672
Total income tax expense		41,257		27,925		18,834
Net income		104,983		68,466		52,293
Net income (loss) attributable to noncontrolling interest		(71)		47		20
Net income attributable to Velocity Financial, Inc.	$	105,054	$	68,419	$	52,273
Less undistributed earnings attributable to unvested restricted stock awards		1,348		834		753
Net earnings allocated to common shareholders	$	103,706	$	67,585	$	51,520
Earnings per common share						
Basic	$	2.81	$	2.07	$	1.60
Diluted	$	2.75	$	1.91	$	1.52
Weighted average common shares outstanding						
Basic		36,850		32,653		32,206
Diluted		38,178		35,760		34,484

See accompanying notes to consolidated financial statements.

VELOCITY FINANCIAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2025, 2024 and 2023
(In thousands)

	For the Years Ended December 31,		
	2025	**2024**	**2023**
Net income	$ 104,983	$ 68,466	$ 52,293
Net income (loss) attributable to noncontrolling interest	(71)	47	20
Net income attributable to Velocity Financial, Inc.	105,054	68,419	52,273
Other comprehensive income (loss), net of tax:			
Net unrealized gain (loss) on cash flow hedges arising during the period	(2,475)	419	(1,160)
Reclassification adjustments included in net income	678	(14)	(50)
Total other comprehensive income (loss), net of tax	(1,797)	405	(1,210)
Total comprehensive income attributable to Velocity Financial, Inc.	$ 103,257	$ 68,824	$ 51,063

See accompanying notes to consolidated financial statements.

VELOCITY FINANCIAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ended December 31, 2025, 2024 and 2023
($ in thousands, except share data)

	Common Stock - Number of Shares			Stockholders' Equity							
	Shares Issued	Treasury Shares	Shares Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock, at Cost	Accumulated Other Comprehensive Income (Loss), Net of Tax	Total Stockholders' Equity	Non-Controlling Interest	Total Equity
Balance – December 31, 2022	32,523,516	(33,647)	32,489,869	$ 326	$ 300,310	$ 76,633	$ (458)	$ —	$ 376,811	$ 3,689	$ 380,500
Issuance of common stock	233,966	—	233,966	3	2,443	—	—	—	2,446	—	2,446
Shares surrendered for tax withholding on vested awards	—	(87,765)	(87,765)	—	—	—	(861)	—	(861)	—	(861)
Restricted stock awarded and stock-based compensation expenses	229,766	—	229,766	2	3,983	—	—	—	3,985	—	3,985
Distribution to non-controlling interest	—	—	—	—	—	—	—	—	—	(280)	(280)
Net income	—	—	—	—	—	52,273	—	—	52,273	20	52,293
Other comprehensive loss	—	—	—	—	—	—	—	(1,210)	(1,210)	—	(1,210)
Balance – December 31, 2023	32,987,248	(121,412)	32,865,836	$ 331	$ 306,736	$ 128,906	$ (1,319)	$ (1,210)	$ 433,444	$ 3,429	$ 436,873
Issuance of common stock	562,796	—	562,796	8	10,063	—	—	—	10,071	—	10,071
Shares surrendered for tax withholding on vested awards	—	(94,150)	(94,150)	—	—	—	(1,550)	—	(1,550)	—	(1,550)
Restricted stock awarded and stock-based compensation expenses	211,103	—	211,103	—	6,155	—	—	—	6,155	—	6,155
Distribution to non-controlling interest	—	—	—	—	—	—	—	—	—	(205)	(205)
Net income	—	—	—	—	—	68,419	—	—	68,419	47	68,466
Other comprehensive income	—	—	—	—	—	—	—	405	405	—	405
Balance – December 31, 2024	33,761,147	(215,562)	33,545,585	$ 339	$ 322,954	$ 197,325	$ (2,869)	$ (805)	$ 516,944	$ 3,271	$ 520,215
Issuance of common stock	5,260,223	—	5,260,223	59	51,326	—	—	—	51,385	—	51,385
Shares surrendered for tax withholding on vested awards	—	(392,778)	(392,778)	—	—	—	(7,335)	—	(7,335)	—	(7,335)
Restricted stock awarded and stock-based compensation expenses	552,287	—	552,287	—	8,284	—	—	—	8,284	—	8,284
Distribution to non-controlling interest	—	—	—	—	—	—	—	—	—	(47)	(47)
Net income (loss)	—	—	—	—	—	105,054	—	—	105,054	(71)	104,983
Other comprehensive loss	—	—	—	—	—	—	—	(1,797)	(1,797)	—	(1,797)
Balance – December 31, 2025	39,573,657	(608,340)	38,965,317	$ 398	$ 382,564	$ 302,379	$ (10,204)	$ (2,602)	$ 672,535	$ 3,153	$ 675,688

See accompanying notes to consolidated financial statements.

VELOCITY FINANCIAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2025, 2024 and 2023
(In thousands)

	December 31,		
	2025	2024	2023
Cash flows from operating activities:			
Net income	$ 104,983	$ 68,466	$ 52,293
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	516	793	752
Amortization of right-of-use assets	1,504	1,207	1,545
Provision for credit losses	5,805	1,173	1,915
Origination of loans held for sale	(49,697)	(23,554)	(38,036)
Proceeds from sales of loans held for sale	50,920	23,956	25,817
Net accretion of discount on purchased loans and deferred loan origination costs	3,795	4,411	4,813
Provision for (reversal of) uncollectible corporate and escrow advances receivable	(158)	554	721
Gain on disposition of loans	(1,257)	(1,236)	(826)
Gain on sale of loans to a related party	(19,344)	—	—
Real estate acquired through foreclosure in excess of recorded investment	(15,653)	(8,704)	(7,412)
Amortization of debt issuance discount and costs	10,128	12,244	18,624
Change in valuation of real estate owned	17,520	6,121	3,903
Change in valuation of fair value loans	(116,853)	(55,857)	(47,850)
Change in valuation of mortgage servicing rights	998	(375)	660
Change in valuation of fair value securitized debt	30,454	(2,581)	9,002
Hedging activities	(2,898)	1,066	(2,138)
Gain on sale of real estate owned	(1,445)	(4,275)	(568)
Stock-based compensation	8,284	6,155	4,128
Deferred tax (benefit) expense	(8,134)	(11,431)	2,694
Change in operating assets and liabilities:			
Accrued interest and other receivables	(17,215)	(6,374)	(9,227)
Other assets	(3,650)	(284)	8,361
Accounts payable and accrued expenses	19,558	26,280	19,664
Net cash provided by operating activities	18,161	37,755	48,835
Cash flows from investing activities:			
Purchase of loans held for investment	—	(16,670)	(13,823)
Origination of loans held for investment	(2,665,814)	(1,817,600)	(1,079,811)
Proceeds from sales of loans originally classified as held for investment	—	50,204	21,485
Proceeds from sales of loans originally classified as held for investment to a related party	128,935	—	—
Payments of loans held for investment	963,810	722,986	459,681
Proceeds from sale of real estate owned	55,581	32,979	21,747
Capitalized improvement on real estate owned	(1,285)	—	—
Change in corporate and escrow advances receivable	(1,565)	(10,515)	(3,039)
Change in impounds and deposits	(1,163)	(2,058)	9,208
Purchase of property and equipment	(281)	(289)	(180)
Proceeds from sale of property and equipment	—	640	—
Purchase of mortgage servicing rights	—	(4,759)	—
Net cash used in investing activities	(1,521,782)	(1,045,082)	(584,732)
Cash flows from financing activities:			
Warehouse and repurchase facilities advances	2,633,807	1,946,797	1,192,999
Warehouse and repurchase facilities repayments	(2,673,414)	(1,933,102)	(1,191,642)
Proceeds from secured financing	—	74,311	—
Proceeds of securitized debt	2,650,903	1,590,197	975,072
Repayment of securitized debt	(971,748)	(666,274)	(438,763)
Purchase of treasury stock	(7,335)	(1,550)	(861)
Debt issuance costs	(1,623)	(3,903)	(3,062)
Proceeds from issuance of common stock related to warrants exercised	10,908	—	—
Proceeds from issuance of common stocks, net	40,969	10,145	2,305
Deferred stock issuance costs	(392)	(186)	—
Distribution to non-controlling interest	(47)	(205)	(280)
Net cash provided by financing activities	1,682,028	1,016,230	535,768
Net increase (decrease) in cash, cash equivalents, and restricted cash	178,407	8,903	(129)
Cash, cash equivalents, and restricted cash at beginning of year	70,830	61,927	62,056
Cash, cash equivalents, and restricted cash at end of year	$ 249,237	$ 70,830	$ 61,927

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
For the years ended December 31, 2025, 2024 and 2023
(In thousands)

	December 31,					
	2025		**2024**		**2023**	
Supplemental cash flow information:						
Cash paid during the year for interest	$	344,882	$	251,259	$	180,364
Cash paid during the year for income taxes		50,736		41,549		7,648
Noncash transactions from investing and financing activities:						
Transfer of loans held for investment to loans held for sale		109,806		35,067		42,029
Transfer of loans held for investment to real estate owned		105,006		49,852		48,614
Transfer of loans held for sale to held for investment		—		2,612		16,246
Capitalized interest on loans held for investment		2,304		1,403		2,395
Discount on issuance of securitized debt		4,279		—		1,636
Recognition of new leases in exchange for lease obligations		1,829		1,180		1,689

See accompanying notes to consolidated financial statements.

Note 1 — Organization and Description of Business

Velocity Financial, LLC ((“VF” or “the Company”) was a Delaware limited liability company (LLC) formed on July 9, 2012, for the purpose of acquiring all membership units in Velocity Commercial Capital, LLC ((“VCC”). On January 16, 2020, Velocity Financial, LLC converted from a Delaware limited liability company to a Delaware corporation and changed its name to Velocity Financial, Inc. Upon completion of the conversion, the Velocity Financial, LLC's Class A equity units of 97,513,533 and Class D equity units of 60,193,989 were converted to 11,749,994 shares of Velocity Financial, Inc. common stock. On January 22, 2020, the Company completed its initial public offering of 7,250,000 shares of common stock at a price of $13.00 per share to the public. On January 28, 2020, the Company completed the sale of an additional 1,087,500 shares of its common stock, representing the full exercise of the underwriters' option to purchase additional shares, at a public offering price of $13.00 per share. The Company's stock trades on the New York Stock Exchange under the symbol “VEL.” The Company's stock also trades on the NYSE Texas, Inc. under the same symbol “VEL” starting August 2025.

VCC, a California LLC formed on June 2, 2004, is a mortgage lender that originates and acquires residential and commercial investor real estate loans, providing capital to the investor real estate loan market. The Company is licensed as a California Finance Lender and, as such, is required to maintain a minimum net worth of $250 thousand. The Company does not believe there is any potential risk of not being able to meet this regulatory requirement. The Company uses its equity capital and borrowed funds to originate and invest in investor real estate loans and seeks to generate income based primarily on the difference between the yield on its investor real estate loan portfolio and the cost of its borrowings. The Company may also sell loans from time to time. The Company does not originate or acquire investments outside of the United States of America.

The Company, through its wholly owned subsidiaries, is the sole beneficial owner of the Velocity Commercial Capital Loan Trusts, from the 2017-2 Trust through and including the 2025-5 Trust, all of which are New York common law trusts, with the exception of the 2025-RTL1 Trust and 2025-MC1 Trust, which are Delaware statutory trusts. The Trusts are bankruptcy remote, variable interest entities (“VIEs”) formed for the purpose of providing secured borrowings to the Company and are consolidated with the accounts of the Company. A VIE is an entity in which equity investors lack the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are consolidated by the primary beneficiary, which is the party who has the power to direct the activities of a VIE that most significantly impact the entity's economic performance and who has an obligation to absorb losses of the entity or a right to receive benefits from the entity that could potentially be significant to the entity. The determination of whether an entity is a VIE and whether the Company is the primary beneficiary of a VIE is based upon the facts and circumstances for the VIE and requires significant judgments such as whether the Company's interest in a VIE is a variable interest, whether the Company controls the activities that most significantly impact the economic performance of the VIE, and whether the Company has the obligation to absorb losses or the right to receive benefits of the VIE that could be significant to the VIE. Risks associated with the Company's involvement with consolidated VIEs primarily relate to credit risk. See additional discussion around these consolidated VIEs in Note 6 — Loans Held for Investment at Amortized Cost and Loans Held for Investment at Fair Value and Note 17 — Securitized Debt at Amortized Cost and Securitized Debt at Fair Value.

On December 28, 2021, the Company acquired an 80% ownership interest in Century Health & Housing Capital, LLC (“Century”). Century is a licensed Government National Mortgage Association (“Ginnie Mae” or “GNMA”) issuer/servicer that provides government-insured Federal Housing Administration (“FHA”) mortgage financing for multifamily housing, senior housing and long-term care/assisted living facilities. Century originates loans through its borrower-direct origination channel and services the loans through its in-house servicing platform, which enables the formation of long-term relationships with its clients and drives strong portfolio retention. Century is a consolidated subsidiary of the Company as of completion of the acquisition. In addition, as a servicer of Ginnie Mae loans, Century is required to maintain a minimum net worth, and Century is in compliance with this requirement as of December 31, 2025.

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies

The consolidated financial statements of the Company have been prepared on the accrual basis of accounting and in accordance with U.S. Generally Accepted Accounting Principles ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of consolidated income and expenses during the reporting period. Actual results could differ from those estimates. Material reported amounts and disclosures that require use of estimates are: fair value of loans, securitized debt, derivatives, allowances for credit losses, mortgage servicing rights, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, the valuation of deferred tax assets and the estimates relating to the valuation for share-based awards.

Principles of Consolidation

The principles of consolidation require management to determine and reassess the requirement to consolidate VIEs each reporting period, and therefore, the determination may change based on new facts and circumstances pertaining to each VIE. This could result in a material impact to the Company's consolidated financial statements in subsequent reporting periods.

The Company consolidates the assets, liabilities, and remainder interests of the Trusts as management determined that VCC is the primary beneficiary of these entities. The Company's ongoing asset management responsibilities provide the Company with the power to direct the activities that most significantly impact the VIE's economic performance, and the remainder interests provide the Company with the right to receive benefits and the obligation to absorb losses, limited to its investment in the remainder interest of the Trusts.

The consolidated financial statements as of December 31, 2025 and 2024, include only those assets, liabilities, and results of operations related to the business of the Company, its subsidiaries, and its consolidated VIEs.

Business Combination

The Company accounts for its business combinations using the acquisition method of accounting. Assets acquired and the liabilities assumed as part of a business combination are recognized separately from goodwill at their acquisition date fair values. Goodwill is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. The Company, with the assistance of outside specialists as necessary, use estimates and assumptions to value assets acquired and liabilities assumed at the acquisition date as well as contingent consideration, where applicable. The Company may refine these estimates during the measurement period which may be up to one year from the acquisition date. As a result, during the measurement period, the Company records adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Consolidated Statements of Income.

Restricted Cash

Restricted cash consisted of the required specified reserves by the 2025-MC1 Trust agreement to pay the note on each payment date if collections on mortgage loans are insufficient to make payment on the note, funds in the 2025-RTL1 Trust escrow account, and cash held by the Company for potential future advances due certain borrowers.

Loans Held for Investment and Loans Held for Sale

Except for loans originated in accordance with the guidelines of Ginnie Mae's program, which loans are originated with the intent to sell, originated loans, and purchased loans are classified as held-for-investment when management has the intent and ability to hold such loans for the foreseeable future or until maturity. Loans held for investment originated prior to October 1, 2022, are carried at amortized cost, which is the outstanding principal balance, adjusted for net deferred loan origination costs and fees and allowance for credit losses. Loans originated or acquired after September 30, 2022, are carried at fair value.

Interest income is accrued on the unpaid principal balance ("UPB") at their respective stated interest rates. Generally, loans are placed on nonaccrual status when they become 90 days past due. Loans are considered past due when contractually required principal or interest payments have not been made on the due dates. When a loan is placed on nonaccrual status, the accrued and unpaid interest is reversed as a reduction of interest income and accrued interest receivable. Interest income is subsequently recognized only to the extent cash payment is received on a nonaccrual loan provided the collection of the remaining recorded investment in the loan is deemed to be fully collectible or when the loan has been placed back in accrual status. Loans are restored to accrual status when: (1) the loan becomes current and none of its principal and interest is due and unpaid, and the Company expects repayment of the remaining contractual principal and interest, or (2) if the loan has been formally modified in a manner that reasonably assures repayment and performance according to its modified terms. Under these terms, the Company requires that the borrower continues to make the full modified principal and interest payments for six consecutive months before restoring the loan to accrual status.

The deferred loans under the Company's forbearance program are considered current at the time of deferral, and the Company continues to accrue interest on these loans. Deferred loans that subsequently went 90 days past due after the deferral date were placed on nonaccrual status with any accrued interest income reversed through earnings.

For originated loans prior to October 1, 2022, carried at amortized cost, net deferred loan origination costs are amortized to interest income using the level yield method. Loan origination fees and costs on loans originated or acquired after September 30, 2022, are expensed as incurred.

Loans are classified as held for sale when management has the intent to sell them. Loans held for sale originated prior to October 1, 2022, are carried at lower of cost or estimated fair value. Loans held for sale originated or acquired effective October 1, 2022, are carried at estimated fair value. The Century loans are considered as held for sale until they meet the sale criteria described in the following paragraphs, which is generally when they are delivered to GNMA in exchange for GNMA securities. Century will continue to service the loans for Ginnie Mae.

On occasion, as part of the Company's management strategy of the loans held in its portfolio, the Company will transfer loans from held for investment to held for sale. Upon transfer of any loans that were held at amortized cost, any associated allowance for credit loss is charged off and the carrying value of the loan is adjusted to the lower of cost or estimated fair value. The net deferred fees and costs associated with loans held for sale are deferred (not accreted or amortized to interest income) until the related loans are sold.

The Company recognizes transfers of loans as sales when it surrenders control over the loans. Control over transferred loans is deemed to be surrendered when: (1) the loans have been isolated from the Company, (2) the transferee has the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred loans, and (3) the Company does not maintain effective control over the transferred loans through either: (a) an agreement that entitles and obligates the Company to repurchase or redeem them before their maturity, or (b) the ability to unilaterally cause the holder to return the specific loans. Gains or losses on the sale of these loans are included in "Gain on disposition of loans" in the Consolidated Statements of Income.

Interest income on loans held for sale is recognized over the life of the loans using their contractual interest rates. Income recognition is suspended, and the unpaid interest receivable is reversed against interest income when loans become 90 days delinquent, or when, in management's opinion, a full recovery of interest and principal becomes doubtful. Income recognition is resumed when the loan becomes contractually current.

Mortgage Servicing Rights

The Company retains the servicing rights of the Ginnie Mae insured loans that are sold in the secondary market by Century. The Company also retains the servicing rights on $128.9 million in UPB of nonperforming loans sold to a related party in December 2025. Servicing rights are initially recorded at fair value with the income statement effect recorded in gain on disposition of loans.

Under the fair value measurement method, the Company measures servicing rights at fair value at each reporting date and reports changes in fair value of servicing assets in earnings in the period in which the changes occur and are included as a component of "Other operating income" on the Consolidated Statements of Income. The fair value of servicing rights is subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses. Loans serviced for others are not included in the Consolidated Balance Sheets.

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal or a fixed amount per loan and are recorded as income when earned.

Allowance for Credit Losses

Effective January 1, 2020, the Company adopted ASU 2016-13 *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* replacing the incurred loss accounting approach with the current expected credit loss approach for all financial assets measured at amortized cost, which as of the adoption date consisted entirely of its held for investment loan portfolio. Effective October 1, 2022, the Company elected to apply FVO accounting to its newly originated loans. Loans carried at fair value do not require a separate allowance for credit loss since any loan impairment will be reflected in the fair value of the loan. All loans originated or acquired prior to October 1, 2022, are carried at amortized cost and are subject to a CECL reserve. Under the current expected credit loss ("CECL") methodology, the allowance for credit losses is measured using two components. A component that measures expected credit losses on a collective (pool) basis when similar risk characteristics exist and a component that measures expected credit losses on an individual loan basis. For the collective pool component, the Company identified the following portfolio segments based on risk characteristics of the loans in its loan portfolio (pool):

- Residential 1– 4 Unit – Purchase (loans to purchase 1– 4 unit residential rental properties);

- Residential 1– 4 Unit – Refinance (refinance loans on 1– 4 unit residential rental properties);

- Commercial – Purchase (loans to purchase traditional commercial properties);

- Commercial – Refinance (refinance loans on traditional commercial properties);

- Short Term 1– 4 Unit – Purchase (short-term loans to purchase 1– 4 unit residential rental properties); and

- Short Term 1– 4 Unit – Refinance (short-term refinance loans on 1– 4 unit residential rental properties).

The Company determines the collectability of its loans in the collective pools by evaluating certain risk characteristics. The segmentation of its loan portfolio was determined based on analyses of its loan portfolio performance over the past ten years. Based on analyses of the loan portfolio's historical performance, the Company concluded that loan purpose and product types are the most significant risk factors in determining its expectation of future credit losses. Loan purpose considers whether a borrower is acquiring the property or refinancing an existing property. The historical experience shows that refinance loans have higher loss rates than loans for property acquisitions. Product type includes residential 1-4 unit property and traditional commercial property. The historical experience shows that traditional commercial property loans have higher loss rates than residential 1-4 unit property loans. Short term loans have a maturity of one to two years from origination. Long term loans have a maturity of up to 30 years from origination.

The Company estimates the allowance for credit losses using relevant available information, from internal and external sources, relating to historical performance, current conditions, and reasonable and supportable macroeconomic forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information are considered for differences in current loan-specific risk characteristics such as portfolio mix, delinquency levels, or term, as well as for changes in environmental conditions, such as unemployment rates, property values and changes in the competitive or regulatory environment.

The Company uses an open pool loss rate methodology to model expected credit losses. To determine the loss rates for the open pool method, the Company starts with its historical database of losses, segmenting the loans by loan purpose, product type and repayment period. A third-party model applying the open pool method is used to estimate annual average loss rates by dividing the respective pool's quarterly historical losses by the pool's respective prior quarter's ending unamortized loan cost balance and deriving an annual average loss rate from the historical quarterly loss rates. The model then adjusts the annual average loss rates based upon macroeconomic forecasts over a reasonable and supportable period, followed by a straight-line reversion to the historical loss rates. The adjusted annual average loss rates are applied to the forecasted pool balance within each segment. The forecasted balances in the loan pool segments are calculated based on a principal amortization using contractual maturity, factoring in further principal reductions from estimated prepayments. Estimated prepayments, or Constant Prepayment Rates ("CPRs") are developed from multiple loan characteristic considerations, such as property types,

Fair Isaac Corporation ("FICO") scores, loan purpose, and prepayment penalty terms, which is the most significant driver of prepayment activity. The prepayment penalty terms differ between the short-term and long-term loans, and the Company has developed a CPR curve for its short-term loans (two-year or less) and one for its long-term loans (30-year). Data from 2012-2025 is used to develop prepayment rates for the Company's long-term loans. Because of the prepayment penalty structure in the Company's long-term loans, prepayments during the active penalty term are historically low and begin to ramp up after the prepayment penalty term. The active prepayment penalty term is considered for existing and new loans over the reasonable and supportable forecast period in determining estimated prepayments. The Company back-tests the CPR curves on a quarterly basis and adjusts the CPR curves as appropriate. The reasonable and supportable period is meant to represent the period in which the Company believes the forecasted macroeconomic variables can be reasonably estimated. Significant variables or assumptions incorporated in the macroeconomic forecasts include U.S. unemployment, U.S. real gross domestic product ("GDP") index, real disposable personal income ("DPI") index, and consumer price index ("CPI"). The Company considers multiple scenarios from different macroeconomic forecasts and uses different forecast and reversion periods for estimating lifetime expected credit losses.

For the December 31, 2025 CECL estimate, the Company considered a severe stress scenario with a seven-quarter reasonable and supportable forecast period followed by a three-quarter straight-line reversion period. The severe stress scenario was applied to reflect the uncertainties in the market with the tariffs, change in immigration policy, and unstable inflation rates.

For the December 31, 2024 CECL estimate, the Company considered a severe stress scenario with a seven-quarter reasonable and supportable forecast period followed by a three-quarter straight-line reversion period. The severe stress scenario was applied to reflect the uncertainties of a decreasing forecasted GDP, unstable labor market, and geopolitical risk.

For the December 31, 2023 CECL estimate, the Company considered a severe stress scenario with an eight-quarter reasonable and supportable forecast period followed by a two-quarter straight-line reversion period. The severe stress scenario was applied due to the continued inflation in the United States, the geopolitical risk, continued disruption in the supply chain, and concerns of a recession.

The Company has determined that once a loan becomes nonperforming (90 or more days past due), it no longer shares the same risk characteristics of the other loans within its segment of homogeneous loans (pool). The Company pulls these loans out of the segments and evaluates the loans individually using the practical expedient to determine the credit exposure. Nonperforming loans are considered collateral dependent by the Company. Using the practical expedient, the fair value of the underlying collateral, less estimated selling costs, is compared to the carrying value of the loan in the determination of a credit loss. The allowance for credit losses for individually assessed or evaluated loans is the difference between the fair value of the collateral underlying the loans at the reporting date, adjusted for estimated selling costs, and the amortized cost basis.

The allowance for credit losses is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged-off against the allowance when the Company believes the uncollectibility of a loan balance is confirmed. Expected recoveries do not exceed the aggregate of amounts previously charged off and expected to be charged off.

The allowance for credit losses is maintained at a level deemed adequate by management to provide for expected losses in the portfolio at the balance sheet date. While management uses available information to estimate its required allowance for credit losses, future additions to the allowance for credit losses may be necessary based on changes in estimates resulting from economic and other conditions.

The Company has made the accounting policy election not to measure an allowance for credit losses for accrued interest receivables. When a loan is placed on nonaccrual status, the accrued and unpaid interest is reversed as a reduction of interest income and accrued interest receivable. Accrued interest receivable is excluded from the amortized cost of loans and it is presented as "Accrued interest receivable" in the Consolidated Balance Sheets.

Accrued Interest and Other Receivables

Accrued interest and other receivables represent accrued and uncollected interest on loans in accrual status; principal and interest payments received, but unremitted by the servicer; and receivables from borrowers for escrow and other advances, net of an allowance for uncollectible borrower advances.

Real Estate Owned, Net ("REO")

Properties acquired through foreclosure, deed in lieu of foreclosure, or from third parties that meet all of the following criteria are classified as real estate owned: (1) management has the intent to sell the property, (2) the property is available for immediate sale in its present condition, or management intends on making necessary repairs to render the property saleable, subject only to terms that are usual and customary, and (3) it is unlikely that any significant changes to the plan will be made or that the plan will be withdrawn.

Real estate owned is initially recorded at the property's estimated fair value, based on appraisals or broker price opinions obtained, less estimated costs to sell at the acquisition date, establishing a new cost basis. If the recorded loan balance at the time of transfer exceeds the estimated fair value of the property less estimated costs to sell, the charge is recorded to the allowance for credit losses. If the estimated fair value of the property less estimated costs to sell exceeds the recorded loan balance at the time of transfer, the write-up is first recorded as a recapture to the allowance for credit losses to the extent of any previous charge and then to gain on the REO. Any subsequent write-downs in the fair value of the REO after the transfer date are charged to "Real estate owned, net" in the Consolidated Statements of Income and recognized through a valuation allowance. Subsequent increases in the fair value of the REO less selling costs reduce the valuation allowance, but not below zero, and are credited to "Real estate owned, net."

Property and Equipment, Net

Property and equipment is recorded at cost, less accumulated depreciation, computed principally by the straight-line method based on the estimated useful lives of the specific assets, which range from three to seven years. Software is amortized over the estimated useful lives of the specific assets, which range from three to ten years using the straight-line method. Leasehold improvements are amortized over the lives of the respective leases or the service lives of the improvements, whichever is shorter.

Goodwill

Goodwill arises from business combinations and is generally determined as the excess of the fair value of the consideration transferred over the fair value of the net assets acquired and liabilities assumed as of the acquisition date less any noncontrolling interest. Goodwill acquired in a purchase business combination and determined to have an indefinite useful life is not amortized but tested for impairment at least annually as of December 31, or more frequently if events and circumstances exist that indicate that a goodwill impairment test should be performed.

Off Balance Sheet Credit Exposure

The Company has no off-balance-sheet assets or liabilities with credit exposure.

Income Taxes

Income taxes are accounted for using the asset and liability method. Under this method, a deferred tax asset or liability is measured based on the enacted tax rates expected to apply to taxable income in the years in which the differences between the financial statement carrying amounts and tax bases of existing assets and liabilities are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Valuation allowances are established to reduce the net carrying amount of deferred tax assets ("DTA") if it is determined to be more likely than not, that all or some portion of the potential deferred tax asset will not be realized.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the DTA will or will not be realized. The Company's ultimate realization of the DTA is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Management considers the nature and amount of historical and projected future taxable income, the scheduled reversal of deferred tax assets and liabilities, and available tax planning strategies in making this assessment. The amount of deferred taxes recognized could be impacted by changes to any of these variables.

The Company determines whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the positions in question. Income tax positions that meet the more likely than not recognition threshold are measured to determine the amount of benefit to recognize. An income tax position is measured at the largest amount of benefit that management believes has a greater than 50% likelihood of realization upon settlement. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits in income tax expense.

Stock-Based Compensation

Compensation expense for stock options, and restricted stock awards is based on the fair value of the award at the date of grant. The fair value of stock options and options under the Company's Employee Stock Purchase Plan ("ESPP") is estimated at the date of grant using a Black-Scholes option pricing model. The fair value of restricted stock awards is determined based on the Company's market price on the date of grant. Under the Company's ESPP, employees may purchase shares of common stock at a price equal to 85% of the lesser of the fair market value of the stock on the first or the last trading day of each offering period. The Company records compensation expenses related to the discount given to participating employees. Compensation expense for performance stock units is measured using the fair value at the date of grant and recorded over each vesting period and may be adjusted over the vesting period based on interim estimates of performance against the pre-set objectives. Compensation expense for all stock-based awards is recognized in the consolidated financial statements on a straight-line basis over the requisite service period, which is generally defined as the vesting period. The Company recognizes forfeitures as they occur, and the income tax effects of awards are recognized in the Consolidated Statements of Income when awards vest or are settled.

Earnings per Share

Earnings per share are calculated utilizing the two-class method. Basic earnings per share are calculated by dividing the sum of distributed earnings to common shareholders and undistributed earnings allocated to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share are calculated by dividing the sum of distributed earnings to common shareholders and undistributed earnings allocated to common shareholders by the weighted average number of shares adjusted for the dilutive effect of stock-based awards.

Treasury Shares

The Company separately presents treasury shares, which represent shares surrendered to the Company to satisfy tax withholding obligations in connection with the vesting or exercise of stock-based awards and shares surrendered to the Company to satisfy the warrant price in connection with warrants exercised. Treasury shares are carried at cost.

Fair Value Option Accounting

The Company elected to apply fair value option ("FVO") accounting to mortgage loans originated effective October 1, 2022. The fair value option loans are presented as a separate line item in the Consolidated Balance Sheets. Interest income on FVO loans is recorded on an accrual basis in the Consolidated Statements of Income under the heading "Interest income." Changes in the fair value of the loans are recorded as "Unrealized gain (loss) on fair value of loans" in the Consolidated Statements of Income. The Company does not record a CECL reserve on fair value option loans.

The Company elected to apply FVO accounting to securitized debt issued effective January 1, 2023, when the underlying collateral is also carried at fair value. The FVO securitized debt is presented as a separate line item in the Consolidated Balance Sheets. The Company reflects interest expense on the FVO securitized debt as "Interest expense - portfolio related" and presents the other fair value changes of the FVO securitized debt separately as "Unrealized gain (loss) on fair value securitized debt" in the Consolidated Statements of Income.

Derivative Instruments and Hedge Accounting

The Company issues fixed rate debt at regular intervals during the year through the securitization of its fixed rate mortgage assets. The Company is subject to interest rate risk on its forecasted debt issuances as these fixed rate debt issuances are priced at then-current market rates. The Company's risk management objective is to hedge the risk of variability in its interest payment cash flows attributable to changes in the benchmark Secured Overnight Financing Rate ("SOFR") between the time the fixed rate mortgages are originated and the fixed rate debt is issued. To accomplish this hedging strategy, the Company may from time to time enter into derivative instruments such as forward starting payer interest rate swaps or interest rate payer or interest rate payer and receiver swaptions , designated as cash flow hedges that are designed to be highly correlated to the underlying terms of the forecasted debt instruments. To qualify for hedge accounting, the Company formally documents its hedging relationships at inception, including the identification of the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transaction at the time the derivative contract is executed. The Company also formally assesses effectiveness both at the hedge's inception and on an ongoing basis.

The Company's policy is to present all derivative balances on a gross basis, without regard to counterparty master netting agreements or similar arrangements. The fair value of the derivative instruments is recorded as a separate line item on the Consolidated Balance Sheets as an asset or liability with the related gains or losses reported as a component of Accumulated Other Comprehensive Income ("AOCI"). Beginning in the period in which the forecasted debt issuance occurs and the related derivative instruments are terminated, the gains or losses accumulated in AOCI are then reclassified into interest expense as a yield adjustment over the term of the related debt. If the Company determines it is not probable that the forecasted transaction will occur, gains and losses are reclassified immediately to earnings. The related cash flows are recognized on the cash flows from operating activities section on the Consolidated Statements of Cash Flows. The Company uses hedge accounting based on the exposure being hedged as cash flow hedges in operations.

Other Comprehensive Income

Other comprehensive income ("OCI") is reported in the Consolidated Statements of Comprehensive Income. OCI is comprised of net income and the effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges, net of tax, less amounts reclassified into earnings.

Accumulated other comprehensive income represents the cumulative balance of OCI, net of tax, as of the end of the reporting period and relates to unrealized gains or losses on cash flow hedges, net of tax.

Note 3 — Current Accounting Developments

Recently Issued Accounting Standards

Codification Improvements

In December 2025, the FASB issued ASU No. 2025-12 "Codification Improvements" to address suggestions received from stakeholders on the Accounting Standards Codification and to make other incremental improvements to U.S. GAAP. The update represents changes to the Codification that (1) clarify, (2) correct errors, or (3) make minor improvements. The amendments make the Codification easier to understand and apply. The guidance is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. The adoption of this standard is not expected to have a significant impact on the Company's consolidated financial statements.

Interim Reporting

In December 2025, the FASB issued ASU No. 2025-11 "Interim Reporting (Topic 270): Narrow-Scope Improvements" ("ASU 2025-11"). ASU 2025-11 clarifies the applicability of interim reporting guidance, types of interim reporting, and the form and content of interim financial statements in accordance with United States generally accepted accounting principles ("GAAP"). ASU 2025-11 does not change the fundamental nature of interim reporting or modify the scope of current interim disclosure requirements, but clarifies and improves the navigability of existing interim reporting requirements. This guidance is effective for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. Upon adoption, ASU 2025-11 may be applied prospectively or retrospectively to any or all periods presented in the interim financial statements. The Company is currently evaluating the impact ASU 2025-11 will have on its consolidated financial statements and related disclosures.

Derivatives and Hedging

In November 2025, the FASB issued ASU 2025-09, Derivatives and Hedging (Topic 815), Hedge Accounting Improvements, which aligns financial reporting with the economics of some of an entity's risk management activities by updating similar risk assessment for cash flow hedges, hedging interest payments on choose-your-rate debt, cash flow hedges of nonfinancial forecasted transactions, net written options as hedging instruments, and foreign currency-denominated debt designated as a hedging instrument and a hedged item. The amendments in ASU 2025-09 are effective for annual reporting periods beginning after December 15, 2026, and interim periods within those annual reporting periods and applied on a prospective basis. The adoption of this standard is not expected to have a significant impact on the Company's consolidated financial statements.

Expense Disaggregation

In January 2025, the FASB issued ASU 2025-01, "Income Statement - Reporting Comprehensive Income (Subtopic 220-40) Expense Disaggregation Disclosures," clarifies for non-calendar year end entities the interim effective date of ASU 2024-03. All public business entities are required to adopt the guidance in the annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The adoption of this standard is not expected to have a significant impact on the Company's consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, "Income Statement - Reporting Comprehensive Income (Subtopic 220-40) Expense Disaggregation Disclosures", which requires specific information about certain costs and expenses at each interim and annual reporting period. This includes disclosing amounts related to employee compensation, depreciation, and intangible asset amortization. In addition, qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively will need to be disclosed. The accounting update is effective January 1, 2027 for the Company. The adoption of this standard is not expected to have a significant impact on the Company's consolidated financial statements.

Recently Adopted Accounting Standard

Codification Improvements

In March 2024, the FASB issued ASU 2024-02, "Codification Improvements—Amendments to Remove References to the Concepts Statements," which amends the Codification to remove references to various concepts statements and impacts a variety of topics in the Codification. The amendments apply to all reporting entities within the scope of the affected accounting guidance, but in most instances the references removed are extraneous and not required to understand or apply the guidance. ASU 2024-02 is effective January 1, 2025, for the Company. The Company adopted the provisions of ASU 2024-02 effective January 1, 2025, and the adoption of this standard did not have a material impact on the Company's consolidated financial statements and related disclosures.

Income Taxes

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 240): Improvements to Income Tax Disclosures." The amendments in this update require entities to disclose specific categories in the effective tax rate reconciliation and provide additional information for reconciling items where the effect of those reconciling items is equal to or greater than 5% of the amount computed by multiplying pretax income/loss by the applicable statutory income tax rate. In addition, entities are required to disclose the year-to-date amount of income taxes paid (net of refunds received) disaggregated by jurisdictions. The Company adopted the provisions of ASU 2023-09 effective January 1, 2025, and the adoption of this standard did not have a material impact on the Company's consolidated financial statements but resulted in expanded disclosures in Note 19 — Income Taxes to the consolidated financial statements. The Company prospectively adopted the provisions of this ASU.

Note 4 — Cash, Cash Equivalents, and Restricted Cash

The Company is required to hold cash for potential future advances due to certain borrowers. In accordance with various mortgage servicing and related agreements, Century maintains escrow accounts for mortgage insurance premium, tax and insurance, working capital, sinking fund and other mortgage related escrows. The total escrow balances payable amounted to $85.2 million and $83.5 million as of December 31, 2025 and 2024, respectively. These amounts are not reflected on the Consolidated Balance Sheets of the Company.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the Company's Consolidated Balance Sheets to the total of the same such amounts shown in the Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023:

	December 31,					
	2025		**2024**		**2023**	
	(In thousands)					
Cash and cash equivalents	$	92,103	$	49,901	$	40,566
Restricted cash		157,134		20,929		21,361
Total cash, cash equivalents, and restricted cash shown in the Consolidated Statements of Cash Flows	$	249,237	$	70,830	$	61,927

Note 5 — Loans Held for Sale at Fair Value

There were no loans held for sale at fair value as of December 31, 2025 and 2024.

Note 6 — Loans Held for Investment at Amortized Cost and Loans Held for Investment at Fair Value

The following tables summarize loans held for investment as of December 31, 2025 and 2024:

	December 31, 2025					
	Loans Held for Investment at Amortized Cost		**Loans Held for Investment at Fair Value**		**Total Loans Held for Investment**	
	(In thousands)					
Unpaid principal balance	$	2,013,514	$	4,477,824	$	6,491,338
Valuation adjustments on performing FVO loans		—		300,344		300,344
Valuation adjustments on nonperforming FVO loans		—		(48,299)		(48,299)
Deferred loan origination costs		19,269		—		19,269
		2,032,783		4,729,869		6,762,652
Allowance for credit losses		(4,521)		—		(4,521)
Total loans held for investment		2,028,262		4,729,869		6,758,131

	December 31, 2024					
	Loans Held for Investment at Amortized Cost		**Loans Held for Investment at Fair Value**		**Total Loans Held for Investment**	
	(In thousands)					
Unpaid principal balance	$	2,400,720	$	2,655,217	$	5,055,937
Valuation adjustments on performing FVO loans		—		151,770		151,770
Valuation adjustments on nonperforming FVO loans		—		(40,036)		(40,036)
Deferred loan origination costs		23,570		—		23,570
		2,424,290		2,766,951		5,191,241
Allowance for credit losses		(4,174)		—		(4,174)
Total loans held for investment	$	2,420,116	$	2,766,951	$	5,187,067

During the years ended December 31, 2025, 2024 and 2023, $142.8 million, $174.6 million and $201.0 million, respectively, in UPB of loans held for investment have participated in the COVID-19 forbearance program and the Company granted a 90-days forbearance period on these loans. The following tables summarize the activity,

UPB, and amortized cost basis of loans in the Company's COVID-19 forbearance program for the years ended December 31, 2025 and 2024:

		December 31, 2025			
	UPB	**%**	**Amortized Cost**	**%**
		($ in thousands)			
Beginning balance	$ 142,827		$ 144,247	
Foreclosures	(1,980)		(1,996)	
Repayments	(14,705)		(14,923)	
Ending balance	$ 126,142		$ 127,328	
Performing/Accruing	$ 96,577	76.6%	$ 97,461	76.5%
Nonperforming/Nonaccrual	$ 29,565	23.4%	$ 29,867	23.5%

		December 31, 2024			
	UPB	**%**	**Amortized Cost**	**%**
		($ in thousands)			
Beginning balance	$ 174,571		$ 176,515	
Foreclosures	(5,292)		(5,416)	
Repayments	(26,452)		(26,852)	
Ending balance	$ 142,827		$ 144,247	
Performing/Accruing	$ 102,769	72.0%	$ 103,790	72.0%
Nonperforming/Nonaccrual	$ 40,058	28.0%	$ 40,457	28.0%

Since April 1, 2020, the inception of the COVID-19 forbearance program, the Company has modified $414.8 million in UPB of loans, which includes capitalized interest of $16.7 million. As of December 31, 2025, $284.2 million in UPB of modified loans has been paid down, which includes $6.7 million of capitalized interest received.

Approximately 76.6% and 72.0% of the COVID forbearance loans in UPB were performing, and 23.4% and 28.0% were on nonaccrual status as of December 31, 2025 and 2024, respectively.

As of December 31, 2025 and 2024, the gross unpaid principal balance of loans held for investment pledged as collateral for the Company's warehouse facility agreements and securitized debt issued through consolidated VIEs were as follows:

	December 31,		
	2025		2024
	(In thousands)		
The 2013 repurchase agreement	$	165,484	$	133,577
The 2021/2024 repurchase agreements		134,901		148,676
The 2021 term repurchase agreement		23,478		74,324
The 2023 repurchase agreement		50,611		42,613
The 2024 bank credit agreement		36,479		23,330
Total pledged loans	$	410,953	$	422,520
2017-2 Trust	$	29,111	$	39,231
2018-1 Trust		21,618		28,564
2018-2 Trust		49,759		62,845
2019-1 Trust		58,324		71,521
2019-2 Trust		42,618		52,417
2019-3 Trust		41,166		52,177
2020-1 Trust		83,154		98,858
2021-1 Trust		135,627		162,750
2021-2 Trust		112,332		130,363
2021-3 Trust		119,070		136,891
2021-4 Trust		190,186		219,907
2022-1 Trust		198,203		222,909
2022-2 Trust		178,346		201,363
2022-MC1 Trust		—		58,133
2022-3 Trust		206,020		253,621
2022-4 Trust		221,652		254,668
2022-5 Trust		146,126		187,078
2023-1 Trust		141,805		180,941
2023-2 Trust		94,269		165,155
2023-3 Trust		124,129		200,943
2023-RTL1 Trust		—		85,530
2023-4 Trust		118,953		185,013
2024-1 Trust		140,464		188,638
2024-2 Trust		183,376		271,542
2024-3 Trust		145,659		198,640
2024-4 Trust		175,820		248,788
2024-5 Trust		246,456		293,881
2024-6 Trust		268,354		299,216
2025-1 Trust		321,431		—
2025-RTL1 Trust		117,733		—
2025-2 Trust		369,814		—
2025-MC1 Trust		86,083		—
2025-3 Trust		377,229		—
2025-P1 Trust		190,012		—
2025-4 Trust		459,557		—
2025-P2 Trust		210,368		—
2025-5 Trust		445,822		—
Total	$	6,050,646	$	4,551,583

Nonaccrual Loans

The following tables present the amortized cost basis, or recorded investment, of the Company's loans held for investment, excluding loans carried at fair value, that were nonperforming and on nonaccrual status as of December 31, 2025 and 2024.

	December 31, 2025			
	Total Nonaccrual	Nonaccrual with No Allowance for Credit Losses	Nonaccrual with Allowance for Credit Losses	Allowance for Loans Individually Evaluated
	(In thousands)			
Commercial - Purchase	$ 30,429	$ 29,773	$ 656	$ 76
Commercial - Refinance	74,398	71,043	3,355	402
Residential 1-4 Unit - Purchase	27,383	27,068	315	6
Residential 1-4 Unit - Refinance	90,666	83,143	7,523	535
Short Term 1-4 Unit - Purchase	1,180	1,180	—	—
Short Term 1-4 Unit - Refinance	13,336	13,336	—	—
Total	$ 237,392	$ 225,543	$ 11,849	$ 1,019

	December 31, 2024			
	Total Nonaccrual	Nonaccrual with No Allowance for Credit Losses	Nonaccrual with Allowance for Credit Losses	Allowance for Loans Individually Evaluated
	(In thousands)			
Commercial - Purchase	$ 33,290	$ 32,294	$ 996	$ 85
Commercial - Refinance	99,683	96,155	3,528	421
Residential 1-4 Unit - Purchase	29,573	29,573	—	—
Residential 1-4 Unit - Refinance	122,439	114,265	8,174	450
Short Term 1-4 Unit - Purchase	4,754	4,754	—	—
Short Term 1-4 Unit - Refinance	23,556	23,341	215	73
Total	$ 313,295	$ 300,382	$ 12,913	$ 1,029

The Company has made the accounting policy election not to measure an allowance for credit losses for accrued interest receivables. The Company has also made the accounting policy election to write off accrued interest receivables by reversing interest income when loans are placed on nonaccrual status, or 90 days or more past due. Any future payments received for these loans will be recognized on a cash basis.

The following table presents the amortized cost basis in the loans held for investment as of December 31, 2025 and 2024, and the amount of accrued interest receivable written off by reversing interest income by portfolio segment of loans that have been placed on nonaccrual for the years ended December 31, 2025 and 2024:

	December 31,			
	2025		2024	
	Amortized Cost	Interest Reversal	Amortized Cost	Interest Reversal
	(In thousands)			
Commercial - Purchase	$ 489,735	$ 806	$ 565,815	$ 757
Commercial - Refinance	609,275	1,025	714,970	1,601
Residential 1-4 Unit - Purchase	352,218	417	420,107	783
Residential 1-4 Unit - Refinance	532,893	1,059	668,869	1,736
Short Term 1-4 Unit - Purchase	30,778	80	30,816	253
Short Term 1-4 Unit - Refinance	17,884	116	23,713	203
Total	$ 2,032,783	$ 3,503	$ 2,424,290	$ 5,333

For the years ended December 31, 2025 and 2024, the cash basis interest income recognized on nonaccrual loans, including loans held for investment at fair value, was $46.7 million and $36.7 million, respectively. No accrued interest income was recognized on nonaccrual loans for the years ended December 31, 2025 and 2024. The average recorded investment of individually evaluated loans, computed using month-end balances, was $277.4 million and $322.2 million for the years ended December 31, 2025 and 2024, respectively. There were no commitments to lend additional funds to debtors whose loans have been modified as of December 31, 2025 and 2024.

Allowance for Credit Losses

The following tables present the activity in the allowance for credit losses for the years ended December 31, 2025 and 2024:

	December 31, 2025						
	Commercial Purchase	Commercial Refinance	Residential 1-4 Unit Purchase	Residential 1-4 Unit Refinance	Short Term 1-4 Unit Purchase	Short Term 1-4 Unit Refinance	Total
	(In thousands)						
Allowance for credit losses:							
Balance - January 1, 2025	$ 662	$ 1,399	$ 746	$ 1,281	$ 12	$ 74	$ 4,174
Provision for (reversal of) credit losses	(214)	2,187	370	1,639	50	1,773	5,805
Charge-offs	(103)	(1,728)	(345)	(1,380)	(55)	(1,847)	(5,458)
Ending balance	$ 345	$ 1,858	$ 771	$ 1,540	$ 7	$ —	$ 4,521
Allowance related to:							
Loans individually evaluated	$ 76	$ 402	$ 6	$ 535	$ —	$ —	$ 1,019
Loans collectively evaluated	$ 269	$ 1,456	$ 766	$ 1,004	$ 7	$ —	$ 3,502
Amortized cost related to:							
Loans individually evaluated	$ 30,429	$ 74,398	$ 27,383	$ 90,666	$ 1,180	$ 13,336	$ 237,392
Loans collectively evaluated	$ 459,306	$ 534,877	$ 324,835	$ 442,227	$ 29,598	$ 4,548	$ 1,795,391

	December 31, 2024						
	Commercial Purchase	Commercial Refinance	Residential 1-4 Unit Purchase	Residential 1-4 Unit Refinance	Short Term 1-4 Unit Purchase	Short Term 1-4 Unit Refinance	Total
	(In thousands)						
Allowance for credit losses:							
Balance - January 1, 2024	$ 935	$ 1,805	$ 585	$ 1,256	$ 23	$ 165	$ 4,769
Provision for (reversal of) credit losses	(212)	(342)	800	386	140	401	1,173
Charge-offs	(61)	(64)	(639)	(361)	(151)	(492)	(1,768)
Ending balance	$ 662	$ 1,399	$ 746	$ 1,281	$ 12	$ 74	$ 4,174
Allowance related to:							
Loans individually evaluated	$ 85	$ 421	$ —	$ 450	$ —	$ 73	$ 1,029
Loans collectively evaluated	$ 577	$ 978	$ 746	$ 831	$ 12	$ 1	$ 3,145
Amortized cost related to:							
Loans individually evaluated	$ 33,290	$ 99,683	$ 29,573	$ 122,439	$ 4,754	$ 23,556	$ 313,295
Loans collectively evaluated	$ 532,525	$ 615,287	$ 390,534	$ 546,430	$ 26,062	$ 157	$ 2,110,995

Credit Quality Indicator

A credit quality indicator is a statistic used by the Company to monitor and assess the credit quality of loans held for investment, excluding loans held for investment at fair value. The Company monitors its charge-off rate in relation to its nonperforming loans as a credit quality indicator. The charge-offs rates were 1.99%, 0.55% and 0.62% of average nonperforming loans at amortized cost for the years ended December 31, 2025, 2024 and 2023, respectively.

Other credit quality indicators include aging status and accrual status. Nonperforming loans are loans that are 90 or more days past due, in bankruptcy, in foreclosure, or not accruing interest. Past due status is based on the contractual terms of the loan. The following tables present the aging status of the amortized cost basis in the loans held for investment portfolio, which include $127.3 million and $144.2 million loans in the Company's COVID-19 forbearance program, excluding loans held for investment at fair value, as of December 31, 2025 and 2024, respectively:

December 31, 2025	30–59 Days Past Due		60–89 Days Past Due		90+ Days Past Due[1]		Total Past Due		Current		Total Loans	
					(In thousands)							
Loans individually evaluated:												
Commercial - Purchase	$	197	$	2,499	$	27,733	$	30,429	$	—	$	30,429
Commercial - Refinance		4,403		3,817		66,178		74,398		—		74,398
Residential 1-4 Unit - Purchase		2,621		688		24,074		27,383		—		27,383
Residential 1-4 Unit - Refinance		4,169		2,376		84,121		90,666		—		90,666
Short Term 1-4 Unit - Purchase		—		—		1,180		1,180		—		1,180
Short Term 1-4 Unit - Refinance		—		—		13,336		13,336		—		13,336
Total loans individually evaluated	$	11,390	$	9,380	$	216,622	$	237,392	$	—	$	237,392
Loans collectively evaluated:												
Commercial - Purchase	$	17,461	$	10,059	$	—	$	27,520	$	431,786	$	459,306
Commercial - Refinance		29,871		12,111		—		41,982		492,895		534,877
Residential 1-4 Unit - Purchase		8,996		4,474		—		13,470		311,365		324,835
Residential 1-4 Unit - Refinance		26,912		17,494		—		44,406		397,821		442,227
Short Term 1-4 Unit - Purchase		—		—		—		—		29,598		29,598
Short Term 1-4 Unit - Refinance		—		4,548		—		4,548		—		4,548
Total loans collectively evaluated	$	83,240	$	48,686	$	—	$	131,926	$	1,663,465	$	1,795,391
Ending balance	$	94,630	$	58,066	$	216,622	$	369,318	$	1,663,465	$	2,032,783

[1] Includes loans in bankruptcy and foreclosure less than 90 days past due.

December 31, 2024	30–59 Days Past Due		60–89 Days Past Due		90+ Days Past Due[1]		Total Past Due		Current		Total Loans	
					(In thousands)							
Loans individually evaluated:												
Commercial - Purchase	$	387	$	555	$	32,348	$	33,290	$	—	$	33,290
Commercial - Refinance		3,903		3,326		92,454		99,683		—		99,683
Residential 1-4 Unit - Purchase		606		957		28,010		29,573		—		29,573
Residential 1-4 Unit - Refinance		4,784		708		116,947		122,439		—		122,439
Short Term 1-4 Unit - Purchase		—		—		4,754		4,754		—		4,754
Short Term 1-4 Unit - Refinance		—		203		23,353		23,556		—		23,556
Total loans individually evaluated	$	9,680	$	5,749	$	297,866	$	313,295	$	—	$	313,295
Loans collectively evaluated:												
Commercial - Purchase	$	19,633	$	12,027	$	—	$	31,660	$	500,865	$	532,525
Commercial - Refinance		37,480		12,132		—		49,612		565,675		615,287
Residential 1-4 Unit - Purchase		16,040		7,479		—		23,519		367,015		390,534
Residential 1-4 Unit - Refinance		32,398		14,302		—		46,700		499,730		546,430
Short Term 1-4 Unit - Purchase		10,073		—		—		10,073		15,989		26,062
Short Term 1-4 Unit - Refinance		—		—		—		—		157		157
Total loans collectively evaluated	$	115,624	$	45,940	$	—	$	161,564	$	1,949,431	$	2,110,995
Ending balance	$	125,304	$	51,689	$	297,866	$	474,859	$	1,949,431	$	2,424,290

[1] Includes loans in bankruptcy and foreclosure less than 90 days past due.

The following table presents the aging of the amortized cost basis of loans held for investment in the Company's COVID-19 forbearance program as of December 31, 2025 and 2024:

December 31, 2025	30–59 Days Past Due		60–89 Days Past Due		90+ Days Past Due[1]		Total Past Due		Current		Total Loans	
					(In thousands)							
Loans individually evaluated:												
Commercial - Refinance	$	—	$	—	$	1,218	$	1,218	$	—	$	1,218
Residential 1-4 Unit - Purchase		2,301		986		11,073		14,360		—		14,360
Residential 1-4 Unit - Refinance		—		—		1,722		1,722		—		1,722
Short Term 1-4 Unit - Purchase		—		—		4,834		4,834		—		4,834
Short Term 1-4 Unit - Refinance		—		—		7,733		7,733		—		7,733
Total loans individually evaluated	$	2,301	$	986	$	26,580	$	29,867	$	—	$	29,867
Loans collectively evaluated:												
Commercial - Purchase	$	787	$	1,913	$	—	$	2,700	$	9,271	$	11,971
Commercial - Refinance		1,889		802		—		2,691		33,605		36,296
Residential 1-4 Unit - Purchase		131		—		—		131		4,106		4,237
Residential 1-4 Unit - Refinance		607		363		—		970		14,390		15,360
Short Term 1-4 Unit - Purchase		—		—		—		—		29,597		29,597
Total loans collectively evaluated	$	3,414	$	3,078	$	—	$	6,492	$	90,969	$	97,461
Ending balance	$	5,715	$	4,064	$	26,580	$	36,359	$	90,969	$	127,328

[1] Includes loans in bankruptcy and foreclosure less than 90 days past due.

December 31, 2024	30–59 Days Past Due		60–89 Days Past Due		90+ Days Past Due[1]		Total Past Due		Current		Total Loans	
					(In thousands)							
Loans individually evaluated:												
Commercial - Purchase	$	230	$	162	$	4,496	$	4,888	$	—	$	4,888
Commercial - Refinance		242		1,491		17,749		19,482		—		19,482
Residential 1-4 Unit - Purchase		607		—		1,124		1,731		—		1,731
Residential 1-4 Unit - Refinance		90		—		6,066		6,156		—		6,156
Short Term 1-4 Unit - Refinance		—		—		8,200		8,200		—		8,200
Total loans individually evaluated	$	1,169	$	1,653	$	37,635	$	40,457	$	—	$	40,457
Loans collectively evaluated:												
Commercial - Purchase	$	1,768	$	—	$	—	$	1,768	$	12,546	$	14,314
Commercial - Refinance		6,169		412		—		6,581		35,322		41,903
Residential 1-4 Unit - Purchase		793		—		—		793		4,503		5,296
Residential 1-4 Unit - Refinance		1,708		458		—		2,166		16,093		18,259
Short Term 1-4 Unit - Purchase		9,154		—		—		9,154		14,864		24,018
Total loans collectively evaluated	$	19,592	$	870	$	—	$	20,462	$	83,328	$	103,790
Ending balance	$	20,761	$	2,523	$	37,635	$	60,919	$	83,328	$	144,247

[1] Includes loans in bankruptcy and foreclosure less than 90 days past due.

In addition to the aging status, the Company also evaluates credit quality by accrual status. The following tables present the amortized cost in loans held for investment, excluding loans held for investment at fair value, based on accrual status and by loan origination year as of December 31, 2025 and 2024.

	Term Loans Amortized Cost Basis by Origination Year											
December 31, 2025	**2022**		**2021**		**2020**		**2019**		**Prior**		**Total**	
	(In thousands)											
Commercial - Purchase												
Payment performance												
Performing	$	195,654	$	183,471	$	22,409	$	26,427	$	31,345	$	459,306
Nonperforming		9,992		12,081		2,981		3,819		1,556		30,429
Total Commercial - Purchase	$	205,646	$	195,552	$	25,390	$	30,246	$	32,901	$	489,735
Commercial - Refinance												
Payment performance												
Performing	$	184,326	$	152,510	$	32,023	$	64,788	$	101,230	$	534,877
Nonperforming		18,536		14,907		4,308		14,815		21,832		74,398
Total Commercial - Refinance	$	202,862	$	167,417	$	36,331	$	79,603	$	123,062	$	609,275
Residential 1-4 Unit - Purchase												
Payment performance												
Performing	$	144,277	$	142,870	$	4,718	$	13,852	$	19,118	$	324,835
Nonperforming		10,318		10,958		1,390		788		3,929		27,383
Total Residential 1-4 Unit - Purchase	$	154,595	$	153,828	$	6,108	$	14,640	$	23,047	$	352,218
Residential 1-4 Unit - Refinance												
Payment performance												
Performing	$	182,214	$	165,344	$	13,247	$	38,741	$	42,681	$	442,227
Nonperforming		27,281		34,311		3,178		11,342		14,554		90,666
Total Residential 1-4 Unit - Refinance	$	209,495	$	199,655	$	16,425	$	50,083	$	57,235	$	532,893
Short Term 1-4 Unit - Purchase												
Payment performance												
Performing	$	—	$	—	$	21,904	$	7,694	$	—	$	29,598
Nonperforming		597		—		583		—		—		1,180
Total Short Term 1-4 Unit - Purchase	$	597	$	—	$	22,487	$	7,694	$	—	$	30,778
Short Term 1-4 Unit - Refinance												
Payment performance												
Performing	$	4,548	$	—	$	—	$	—	$	—	$	4,548
Nonperforming		916		—		1,844		8,230		2,346		13,336
Total Short Term 1-4 Unit - Refinance	$	5,464	$	—	$	1,844	$	8,230	$	2,346	$	17,884
Total Portfolio	$	778,659	$	716,452	$	108,585	$	190,496	$	238,591	$	2,032,783
Gross charge-offs - quarter-ended December 31, 2025	$	1,321	$	422	$	—	$	—	$	276	$	2,019
Gross charge-offs - year-ended December 31, 2025	$	4,120	$	751	$	45	$	75	$	467	$	5,458

December 31, 2024	**Term Loans Amortized Cost Basis by Origination Year**										
		2022		**2021**		**2020**		**2019**		**Prior**		**Total**
	(In thousands)										
Commercial - Purchase											
Payment performance											
Performing	$	223,564	$	210,742	$	24,253	$	33,505	$	40,461	$	532,525
Nonperforming		13,046		6,524		4,994		5,758		2,968		33,290
Total Commercial - Purchase	$	236,610	$	217,266	$	29,247	$	39,263	$	43,429	$	565,815
Commercial - Refinance											
Payment performance											
Performing	$	207,766	$	167,568	$	40,772	$	76,886	$	122,295	$	615,287
Nonperforming		26,624		19,172		4,305		18,708		30,874		99,683
Total Commercial - Refinance	$	234,390	$	186,740	$	45,077	$	95,594	$	153,169	$	714,970
Residential 1-4 Unit - Purchase											
Payment performance											
Performing	$	173,252	$	167,804	$	8,166	$	17,740	$	23,572	$	390,534
Nonperforming		9,724		12,384		1,704		657		5,104		29,573
Total Residential 1-4 Unit - Purchase	$	182,976	$	180,188	$	9,870	$	18,397	$	28,676	$	420,107
Residential 1-4 Unit - Refinance											
Payment performance											
Performing	$	226,187	$	201,247	$	16,116	$	46,487	$	56,393	$	546,430
Nonperforming		46,873		34,974		7,560		15,176		17,856		122,439
Total Residential 1-4 Unit - Refinance	$	273,060	$	236,221	$	23,676	$	61,663	$	74,249	$	668,869
Short Term 1-4 Unit - Purchase											
Payment performance											
Performing	$	2,044	$	—	$	17,985	$	6,033	$	—	$	26,062
Nonperforming		4,170		—		584		—		—		4,754
Total Short Term 1-4 Unit - Purchase	$	6,214	$	—	$	18,569	$	6,033	$	—	$	30,816
Short Term 1-4 Unit - Refinance											
Payment performance											
Performing	$	157	$	—	$	—	$	—	$	—	$	157
Nonperforming		8,293		—		2,186		9,042		4,035		23,556
Total Short Term 1-4 Unit - Refinance	$	8,450	$	—	$	2,186	$	9,042	$	4,035	$	23,713
Total Portfolio	$	941,700	$	820,415	$	128,625	$	229,992	$	303,558	$	2,424,290
Gross charge-offs - quarter-ended December 31, 2024	$	111	$	184	$	—	$	265	$	139	$	699
Gross charge-offs - year-ended December 31, 2024	$	1,132	$	219	$	—	$	265	$	152	$	1,768

Nonaccrual Loans - Loans Held for Investment at Fair Value

The following table presents the aggregate fair value of loans held for investment at fair value that are 90 days or more past due and/or in nonaccrual status, and the difference between the aggregate fair value and the aggregate unpaid principal balance as of December 31, 2025 and 2024, by loan segments:

December 31, 2025	Fair Value			Unpaid Principal Balance			Difference
	Current–89 Days Past Due	90+ Days Past Due or Nonaccrual	Total	Current–89 Days Past Due	90+ Days Past Due or Nonaccrual	Total	90+ Days Past Due or Nonaccrual
	(In thousands)						
Commercial - Purchase	$ 917,607	$ 34,903	$ 952,510	$ 841,434	$ 41,485	$ 882,919	$ (6,582)
Commercial - Refinance	1,449,157	60,074	1,509,231	1,325,078	70,790	1,395,868	(10,716)
Residential 1-4 Unit - Purchase	509,464	31,108	540,572	486,499	36,781	523,280	(5,673)
Residential 1-4 Unit - Refinance	1,431,311	121,826	1,553,137	1,356,593	143,147	1,499,740	(21,321)
Short Term 1-4 Unit - Purchase	64,004	11,206	75,210	63,552	13,009	76,561	(1,803)
Short Term 1-4 Unit - Refinance	86,446	12,763	99,209	84,488	14,968	99,456	(2,205)
Ending balance	$ 4,457,989	$ 271,880	$ 4,729,869	$ 4,157,644	$ 320,180	$ 4,477,824	$ (48,300)

December 31, 2024	Fair Value			Unpaid Principal Balance			Difference
	Current–89 Days Past Due	90+ Days Past Due or Nonaccrual	Total	Current–89 Days Past Due	90+ Days Past Due or Nonaccrual	Total	90+ Days Past Due or Nonaccrual
	(In thousands)						
Commercial - Purchase	$ 505,244	$ 15,636	$ 520,880	$ 466,526	$ 18,586	$ 485,112	$ (2,950)
Commercial - Refinance	672,504	24,129	696,633	620,332	29,195	649,527	(5,066)
Residential 1-4 Unit - Purchase	381,660	28,352	410,012	366,431	34,457	400,888	(6,105)
Residential 1-4 Unit - Refinance	862,971	103,985	966,956	819,633	126,340	945,973	(22,355)
Short Term 1-4 Unit - Purchase	78,863	3,981	82,844	78,207	4,854	83,061	(873)
Short Term 1-4 Unit - Refinance	76,277	13,349	89,626	74,620	16,036	90,656	(2,687)
Ending balance	$ 2,577,519	$ 189,432	$ 2,766,951	$ 2,425,749	$ 229,468	$ 2,655,217	$ (40,036)

Note 7 — Mortgage Loans on Real Estate

The following tables present the Company's loans (UPB) collateralized by real estate as of December 31, 2025 and 2024:

Description	Interest Rate	Final Maturity Date Through	Unpaid Principal Balance[1][2]		Nonaccrual Unpaid Principal Balance	
			December 31, 2025			
			($ in thousands)			
1-4 unit residential[3]						
Under $1.0 million	4.0% - 14.0%	January 1, 2056	$	2,444,842	$	230,210
$1.0 million and over	4.0% - 13.0%	January 1, 2056		679,222		108,781
				3,124,064		338,991
Traditional commercial[4]						
Under $1.0 million	4.0% - 14.0%	January 1, 2056		2,157,708		122,605
$1.0 million and over	4.0% - 13.2%	January 1, 2056		1,209,566		92,944
				3,367,274		215,549
Total at December 31, 2025			$	6,491,338	$	554,540

Description	Interest Rate	Final Maturity Date Through	Unpaid Principal Balance[1][2]		Nonaccrual Unpaid Principal Balance	
			December 31, 2024			
			($ in thousands)			
1-4 unit residential[3]						
Under $1.0 million	4.0% - 15.0%	January 1, 2055	$	2,022,878	$	253,887
$1.0 million and over	4.0% - 13.2%	January 1, 2055		630,386		106,382
				2,653,264		360,269
Traditional commercial[4]						
Under $1.0 million	4.0% - 14.0%	January 1, 2055		1,668,507		128,590
$1.0 million and over	4.0% - 13.3%	January 1, 2055		734,166		50,579
				2,402,673		179,169
Total at December 31, 2024			$	5,055,937	$	539,438

[1] The aggregate cost of the Company's loan portfolio for Federal income tax purposes were $6.8 billion and $5.2 billion as of December 31, 2025 and 2024, respectively.

[2] As of December 31, 2025 and 2024, $224.7 million and $228.3 million, respectively, of the total UPB were interest-only loans with interest payable monthly and the principal payable at maturity.

[3] The principal and interest on the 1-4 unit residential mortgage loans is payable monthly over the life of the loan to maturity. These loans generally contain a prepayment penalty provision if the loan is prepaid within the first 5 years.

[4] The principal and interest on the traditional commercial mortgage loans is payable monthly over the life of the loan to maturity. These loans generally contain a prepayment penalty provision if the loan is prepaid within the first 5 years.

The following table presents the reconciliation of the UPB of mortgage loans for the years ended December 31, 2025, 2024 and 2023:

	December 31,					
	2025		2024		2023	
	(In thousands)					
Balance at beginning of period	$	5,055,937	$	4,072,890	$	3,512,486
Addition during period:						
New mortgage loans		2,715,511		1,841,154		1,117,846
Acquisition		—		17,177		13,075
Capitalized Interest		2,304		1,403		2,395
Deduction during period:						
Collection of principal		(993,105)		(750,752)		(474,406)
Collection of capitalized interest		(420)		(1,463)		(570)
Foreclosures		(110,257)		(51,553)		(52,208)
Mortgages sold		(178,632)		(72,919)		(45,728)
Balance at end of period	$	6,491,338	$	5,055,937	$	4,072,890

Note 8 — Receivables Due from Servicers

The following tables summarize receivables due from servicers as of December 31, 2025 and 2024:

	December 31, 2025					
	Securitized Debt		Warehouse and Repurchase Facilities and Other		Total	
	(In thousands)					
Loan principal payments due from servicers	$	75,922	$	4,221	$	80,143
Other loan servicing receivables		28,972		2,822		31,794
Loan servicing receivables		104,894		7,043		111,937
Corporate and escrow advances receivable		38,027		938		38,965
Total receivables due from servicers	$	142,921	$	7,981	$	150,902

	December 31, 2024					
	Securitized Debt		Warehouse and Repurchase Facilities and Other		Total	
	(In thousands)					
Loan principal payments due from servicers	$	61,907	$	1,695	$	63,602
Other loan servicing receivables		17,246		5,404		22,650
Loan servicing receivables		79,153		7,099		86,252
Corporate and escrow advances receivable		33,387		3,855		37,242
Total receivables due from servicers	$	112,540	$	10,954	$	123,494

Note 9 — Property and Equipment, Net

As of December 31, 2025 and 2024, property and equipment consisted of the following:

	December 31,		
	2025		2024
	(In thousands)		
Furniture	$ 732	$	781
Computer equipment	918		982
Office equipment	259		282
Leasehold improvements	85		577
Capitalized software	7,263		7,010
	9,257		9,632
Accumulated depreciation and amortization	(7,842)		(7,982)
Ending balance	$ 1,415	$	1,650

For the year ended December 31, 2025, depreciation and amortization expense was $0.5 million, and $0.8 million for each of the years ended December 31, 2024 and 2023.

The Company engaged a third-party consulting firm to assist in the building and implementation of a data warehouse and loan origination systems. The data warehouse was placed into service in 2017 and the loan origination system ("LOS") was placed into service in 2018. The total capitalized costs for the data warehouse and the LOS were $5.7 million as of December 31, 2025 and 2024. Total accumulated depreciation and amortization included accumulated amortization on the data warehouse and the LOS of $5.1 million and $4.8 million as of December 31, 2025 and 2024, respectively. The estimated aggregate amortization expense related to capitalized software for each of the next five years is $0.4 million for 2026, $0.3 million for 2027, $0.1 million for 2028, and the amounts are immaterial for 2029 and thereafter.

Note 10 — Real Estate Owned, Net

The Company's real estate owned activities were as follows during the years ended December 31, 2025, 2024 and 2023:

	December 31,				
	2025		2024		2023
	(In thousands)				
Beginning balance	$ 68,000	$	44,268	$	13,325
Additions	120,516		58,556		56,025
Capitalized improvements	1,285		—		—
Sales	(53,992)		(28,703)		(21,179)
Valuation adjustments	(17,520)		(6,121)		(3,903)
Ending balance	$ 118,289	$	68,000	$	44,268

As of December 31, 2025, the carrying value of real estate owned was $118.3 million, of which $114.5 million were pledged as collateral for the Company's securitized debt. As of December 31, 2024, the carrying value of real estate owned was $68.0 million, of which $10.2 million were pledged as collateral under a warehouse repurchase agreement and $57.8 million were pledged as collateral for the Company's securitized debt.

The following table summarizes information about real estate operating income and expenses, realized gains and losses on sales of real estate, and unrealized gains and losses resulting from adjustments to valuation allowances for the years ended December 31, 2025, 2024 and 2023:

	December 31,					
	2025		**2024**		**2023**	
	(In thousands)					
Operating income	$	468	$	387	$	—
Operating expenses		(7,302)		(4,571)		(2,818)
Valuation adjustments		(17,520)		(6,121)		(3,903)
Net gain on sales of real estate		1,445		4,275		568
Total	$	(22,909)	$	(6,030)	$	(6,153)

Net gain (loss) on sales of real estate represents the difference between the net proceeds from the liquidation of the underlying properties and their respective carrying values. The following table provides additional information about the number of properties sold and the gross gains and losses recognized in "Real estate owned, net", in the Consolidated Statements of Income, for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,											
	2025				**2024**				**2023**			
	Properties Sold		**Gain (Loss)**		**Properties Sold**		**Gain (Loss)**		**Properties Sold**		**Gain (Loss)**	
	($ in thousands)											
Sales resulting in gains	85	$	2,792		41	$	5,102		24	$	1,442	
Sales resulting in losses	66		(1,347)		21		(827)		19		(874)	
Total	151	$	1,445		62	$	4,275		43	$	568	

Note 11 — Mortgage Servicing Rights

Mortgage loans sold with servicing retained are related to the Century business and not included in the Consolidated Balance Sheets. The Company has elected to record its mortgage servicing rights using the fair value measurement method. Fair value adjustments recorded at the end of the current period reflect valuation changes from the prior period-end.

The following table presents the Company's mortgage servicing rights, unpaid principal balance of GNMA loans serviced for GNMA by Century and nonperforming loans serviced for BPC MC Trust, a related party (see Note 26 — Warrants and Related Party Transactions), and significant assumptions used in determining the fair value of servicing rights as of December 31, 2025, 2024 and 2023:

	Mortgage Servicing Rights		UPB Serviced		Weighted Average Discount Rate	Weighted Average Conditional Prepayment Rate
	($ in thousands)					
December 31, 2025						
GNMA loans	$	12,748	$	820,070	8.0%	5.6%
Nonperforming loans		215		128,047	15.0	36.5
Total	$	12,963	$	948,117	8.9	9.7
December 31, 2024						
GNMA loans	$	13,712	$	807,916	8.0	5.1
December 31, 2023						
GNMA loans	$	8,578	$	490,873	8.0	6.5

The following table presents the Company's mortgage servicing rights activity for the years ended December 31, 2025, 2024 and 2023:

	December 31,					
	2025		**2024**		**2023**	
	(In thousands)					
Balance at the beginning of year	$	13,712	$	8,578	$	9,238
Mortgage servicing rights acquired		—		4,759		—
Additions		249		—		—
Fair value adjustments		(998)		375		(660)
Balance at the end of year	$	12,963	$	13,712	$	8,578

Note 12 — Derivative Instruments

In September 2023, the Company began utilizing derivative instruments designated as cash flow hedges to manage the exposure to interest rate volatility related to its forecasted issuances of fixed-rate debt through its securitization process. The derivative instruments include forward starting interest rate swaps or interest rate payer and receiver swaptions. The Company's risk management objective is to hedge the risk of variability in its interest payment cash flows attributable to changes in the benchmark SOFR between the time the fixed rate mortgages are originated and the fixed rate debt is issued. As of December 31, 2025, the maximum length of time over which the Company was hedging its exposure to variability in future cash flows for forecasted transactions did not exceed four years.

The gains or losses on the derivative instruments that are designated and qualify as cash flow hedges are reported as a component of AOCI. Beginning in the period in which the forecasted debt is issued and the related derivative instruments are terminated, the accumulated gains or losses associated with the terminated derivatives are then reclassified into interest expense as a yield adjustment over the term of the related debt. For the years ended December 31, 2025, 2024 and 2023, $678 thousand of after-tax net loss, $14 thousand and $50 thousand of after-tax net gains, respectively, on terminated derivative instruments, were reclassified from AOCI to interest expense. As of December 31, 2025 and 2024, the Company had $2.6 million and $0.8 million, respectively, of after-tax net unrealized losses associated with cash flow hedging instruments recorded in AOCI. As of December 31, 2025, the Company expects to reclassify an estimated $0.8 million of after-tax net unrealized loss on derivative instruments designated as cash flow hedges from AOCI into earnings over the next 12 months.

The following tables present the fair value of the Company's derivative financial instruments on a gross basis, as well as its classification on the Company's Consolidated Balance Sheets as of December 31, 2025 and 2024:

		December 31, 2025			
Derivatives designated as hedging instruments:	Balance Sheet Location	Notional Amount		Fair Value [1]	
Cash flow hedges:		*(In thousands)*			
Interest rate payer and receiver swaptions	Derivative asset	$	215,000	$	66

		December 31, 2024			
Derivatives designated as hedging instruments:	Balance Sheet Location	Notional Amount		Fair Value [1]	
Cash flow hedges:		*(In thousands)*			
Forward starting payer interest rate swaps	Derivative liability	$	—	$	—

[1] Fair value reported is exclusive of collateral held and pledged, related to derivative exposure between the Company and its derivative counterparty. As of December 31, 2025, $0.1 million was pledged to its derivative counterparty. As of December 31, 2024, no collateral was pledged to its derivative counterparty. These amounts were included in "Other receivables" on the Consolidated Balance Sheets.

The counterparty to the financial derivatives that the Company entered into is a major institution. The Company is exposed to credit-related losses in the event of non-performance by the counterparty. This credit risk is generally limited to the unrealized gains in such contracts, less collateral held, should the counterparty fail to perform as contracted.

Note 13 — Accumulated Other Comprehensive Income (Loss)

The following table presents the changes in the components of accumulated other comprehensive income (loss) balances for the years ended December 31, 2025, 2024 and 2023:

	December 31,		
	2025	2024	2023
	(In thousands)		
Beginning balance	$ (805)	$ (1,210)	$ —
Net unrealized gain (loss) on cash flow hedges arising during the period, net of tax	(2,475)	419	(1,160)
Reclassification adjustments included in net income	678	(14)	(50)
Ending balance	$ (2,602)	$ (805)	$ (1,210)

The following table presents the components of other comprehensive income (loss) and the related tax effect for the years ended December 31, 2025, 2024 and 2023:

	December 31,								
	2025			2024			2023		
	Before-Tax	Tax Effect	Net-of-Tax	Before-Tax	Tax Effect	Net-of-Tax	Before-Tax	Tax Effect	Net-of-Tax
	(In thousands)								
Cash flow hedges:									
Interest rate swaps/swaptions:									
Net unrealized gain (loss) arising during the period	$ (3,717)	$ 1,242	$ (2,475)	$ 583	$ (164)	$ 419	$ (1,568)	$ 408	$ (1,160)
Reclassification adjustments included in net income	952	(274)	678	(19)	5	(14)	(69)	19	(50)
Other comprehensive income (loss)	$ (2,765)	$ 968	$ (1,797)	$ 564	$ (159)	$ 405	$ (1,637)	$ 427	$ (1,210)

Note 14 — Goodwill

FASB ASC 350, *Intangibles - Goodwill and Other*, requires a company to perform an impairment test on goodwill annually, or more frequently if events or changes in circumstance indicate that the asset might be impaired, by comparing the fair value of such goodwill to its recorded or carrying amount. If the carrying amount of goodwill exceeds the fair value, an impairment charge must be recorded in an amount equal to the excess. The goodwill was recorded as part of the purchase accounting of Century on December 28, 2021. Management has assessed goodwill and concluded that no impairment existed as of December 31, 2025 and 2024.

The following table presents the activity for goodwill for the years ended December 31, 2025 and 2024:

	December 31,	
	2025	2024
	(In thousands)	
Balance at the beginning of year	$ 6,775	$ 6,775
Balance at end of year	$ 6,775	$ 6,775

Note 15 — Other Assets

Other assets were comprised of the following as of December 31, 2025 and 2024:

	December 31,			
	2025		**2024**	
	(In thousands)			
Prepaid expenses	$	2,706	$	2,145
Deferred costs		640		840
Income tax receivable		1,568		—
Operating leases - right of use assets, net		2,825		2,501
Other assets		1,712		188
Total other assets	$	9,451	$	5,674

Note 16 — Leases

The Company adopted ASU 2016-02, *Leases* (Topic 842) and all subsequent related ASUs using the alternative transition method effective January 1, 2019. The Company has elected the package of practical expedients that permits the Company to not reassess prior conclusions about lease identification, lease classification and initial direct costs. The Company also elected all the new standard's available transition practical expedients, including the short-term lease recognition exemption that includes not recognizing right-of-use ("ROU") assets or lease liabilities for existing short-term leases, and the practical expedient to not separate lease and non-lease components for all leases.

The Company determines if a contract arrangement is a lease at inception. The Company primarily enters into operating lease contracts for office space and certain equipment. As part of the property lease agreements, the Company may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise those options. The ROU lease asset also includes any lease payments made and lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company does not possess any leases that have variable lease payments or residual value guarantees.

The Company uses its incremental borrowing rates to determine the present value of its lease liabilities. The weighted average borrowing rate was 8.49%, 8.80% and 7.72% as of December 31, 2025, 2024 and 2023, respectively. The Company's leases have remaining terms ranging from two years to five years, and the weighted average remaining lease term was 4.1 years as of December 31, 2025. Short-term leases (initial term of less than 12 months) are not recorded on the balance sheet and lease expense is recognized on a straight-line basis over the lease term.

As of December 31, 2025 and 2024, operating lease ROU assets included in other assets were $2.8 million and $2.5 million, respectively. Operating lease liabilities included in accounts payable and accrued expenses were $3.1 million and $2.7 million as of December 31, 2025, and 2024, respectively. Operating lease expense is a component of "Rent and occupancy" on the Consolidated Statements of Income. Operating lease expense was $1.1 million for the year ended December 31, 2025 and $1.9 million for each of the years ended December 31, 2024 and 2023, and included short-term leases that were immaterial.

The following table presents supplemental cash flow information related to leases for the years ended December 31, 2025, 2024 and 2023:

	December 31,					
	2025		**2024**		**2023**	
	(In thousands)					
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows from operating leases	$	948	$	1,416	$	1,602
ROU assets obtained in exchange for lease obligations:						
Operating leases	$	1,829	$	1,180	$	1,689

The following table presents maturities of operating lease liabilities as of December 31, 2025:

	December 31, 2025
	(In thousands)
2026	$ 994
2027	1,083
2028	892
2029	670
2030	330
Thereafter	206
Total lease payments	4,175
Less: Imputed interest	(1,071)
Present value of lease liabilities	$ 3,104

Note 17 — Securitized Debt at Amortized Cost and Securitized Debt at Fair Value

As of December 31, 2025, the Company is the sole beneficial interest holder of 35 Trusts, which are consolidated variable interest entities included in the consolidated financial statements as the Company is the primary beneficiary of these VIEs. The Company has the power to direct significant activities of these VIEs because it has the ability to exercise discretion in the servicing of the financial assets of the VIEs. The Company retains a portion of the economic interests in the Trusts, which the Company has determined is significant to each Trust, and can include a portion of the senior interests, the subordinated interests, or residual interests.

The transactions are accounted for as secured borrowings under U.S. GAAP. The securities are subject to redemption by the Company when the stated principal balance is less than a certain percentage, ranging from 10% to 30% of the original stated principal balance of loans at issuance. As a result, the actual maturity dates of the securities issued could be earlier than their respective stated maturity dates, ranging from March 2030 through December 2055.

The following tables summarize securitized debt at amortized cost and securitized debt at fair value as of December 31, 2025 and 2024:

	December 31,	
Securitized Debt at Amortized Cost	2025	2024
	(In thousands)	
Unpaid principal balance	$ 1,734,350	$ 2,049,790
Deferred issuance costs and discounts	(28,761)	(30,734)
Total securitized debt at amortized cost	$ 1,705,589	$ 2,019,056

	December 31,	
Securitized Debt at Fair Value	2025	2024
	(In thousands)	
Unpaid principal balance	$ 4,229,767	$ 2,219,218
Adjustment at issuance to recognize fair value [1]	(28,022)	(18,231)
Fair value at issuance	4,201,745	2,200,987
Valuation adjustment subsequent to issuance [2]	36,875	6,421
Fair value adjustment related to refinance of securitization trust	(1,883)	—
Total securitized debt at fair value	$ 4,236,737	$ 2,207,408

[1] Balance sheet adjustment to recognize fair value at issuance. This valuation adjustment is not recognized in net income.

[2] Valuation adjustment recognized in net income. No valuation change is due to instrument specific credit risk as the Company's (issuer) credit risk has not changed.

The following table presents the difference between the aggregate fair value and the aggregate unpaid principal balance of securitized debt at fair value as of December 31, 2025 and 2024:

	Fair Value		Unpaid Principal Balance		Difference	
			(In thousands)			
December 31, 2025	$	4,236,737	$	4,229,767	$	6,970
December 31, 2024		2,207,408		2,219,218		(11,810)

The following table presents the effective interest rate of securitized debt at amortized cost and securitized debt at fair value for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,					
	2025		2024		2023	
	($ in thousands)					
Interest expense	$	308,501	$	220,427	$	164,742
Average outstanding unpaid principal balance		5,053,930		3,780,660		3,113,500
Effective interest rate [1]		6.10%		5.83%		5.29%

[1] Effective interest rate represents interest expense divided by average gross outstanding balance, which includes average rates of 5.98%, 5.60% and 4.79% and debt issuance cost amortization of 0.12%, 0.23% and 0.50% as of December 31, 2025, 2024 and 2023, respectively.

Accumulated interest represents the Company's total ownership interest in each trust which is the difference between the UPB of the loan collateral and the principal amount due external bondholders. The following table summarizes securities issued at the time of securitization, accumulated interest (deficit) as of December 31, 2025 and 2024, and the stated maturity for each outstanding securitized debt:

| Trusts | Securities Issued | Accumulated Interest (Deficit) as of December 31, | | Stated Maturity Date |
		2025	2024	
		(In thousands)		
2017-2 Trust	$ 245,601	$ 6,693	$ 6,807	October 2047
2018-1 Trust	176,816	4,967	5,005	April 2048
2018-2 Trust	307,988	10,001	10,714	October 2048
2019-1 Trust	235,580	12,021	12,131	March 2049
2019-2 Trust	207,020	6,644	6,699	July 2049
2019-3 Trust	154,419	5,792	6,650	October 2049
2020-1 Trust	248,700	8,881	11,498	February 2050
2021-1 Trust	251,301	13,097	11,873	May 2051
2021-2 Trust	194,918	5,056	7,624	August 2051
2021-3 Trust	204,205	5,875	4,990	October 2051
2021-4 Trust	319,116	6,974	8,988	December 2051
2022-1 Trust	273,594	9,304	11,704	February 2052
2022-2 Trust	241,388	11,611	14,048	March 2052
2022-MC1 Trust	84,967	—	58,889	May 2047
2022-3 Trust	296,323	25,409	26,118	May 2052
2022-4 Trust	308,357	20,062	28,467	July 2052
2022-5 Trust	188,754	17,162	64,439	October 2052
2023-1 Trust	198,715	17,030	43,620	December 2052
2023-1R Trust	64,833	—	(38,508)	October 2025
2023-2 Trust	202,210	10,669	14,207	April 2053
2023-RTL1 Trust	81,608	—	4,570	July 2028
2023-3 Trust	234,741	7,055	15,762	July 2053
2023-4 Trust	202,890	8,227	7,854	November 2053
2024-1 Trust	209,862	9,714	16,734	January 2054
2024-2 Trust	286,235	17,786	13,768	April 2054
2024-3 Trust	204,599	7,172	7,874	June 2054
2024-4 Trust	253,612	13,358	5,414	July 2054
2024-5 Trust	292,880	14,220	8,077	October 2054
2024-6 Trust	293,895	18,490	6,304	December 2054
2025-1 Trust	342,791	18,152	—	February 2055
2025-RTL1 Trust	111,395	7,048	—	March 2030
2025-2 Trust	377,526	20,898	—	April 2055
2025-MC1 Trust	114,136	20,925	—	May 2055
2025-3 Trust	382,461	15,367	—	June 2055
2025-P1 Trust	190,865	5,370	—	July 2055
2025-4 Trust	457,543	14,769	—	September 2055
2025-P2 Trust	207,013	5,305	—	October 2055
2025-5 Trust	439,292	11,346	—	December 2055
Total	$ 9,088,149	$ 412,450	$ 402,320	

The following table summarizes outstanding bond balances for each securitized debt as of December 31, 2025 and 2024:

	December 31,			
	2025		**2024**	
	(In thousands)			
2017-2 Trust	$	22,445	$	33,012
2018-1 Trust		17,828		24,482
2018-2 Trust		46,790		59,091
2019-1 Trust		50,131		60,459
2019-2 Trust		38,266		46,872
2019-3 Trust		37,606		46,827
2020-1 Trust		76,345		91,135
2021-1 Trust		126,176		152,995
2021-2 Trust		108,845		125,391
2021-3 Trust		113,979		136,510
2021-4 Trust		187,001		214,284
2022-1 Trust		190,618		217,190
2022-2 Trust		170,257		191,764
2022-MC1 Trust		—		12,041
2022-3 Trust		203,208		234,647
2022-4 Trust		204,089		232,064
2022-5 Trust		140,766		132,519
2023-1 Trust		134,177		144,724
2023-1R Trust		—		38,508
2023-2 Trust		116,579		157,198
2023-RTL1 Trust		—		81,608
2023-3 Trust		147,149		195,799
2023-4 Trust		136,392		181,307
2024-1 Trust		138,490		178,234
2024-2 Trust		199,850		260,500
2024-3 Trust		162,649		191,583
2024-4 Trust		187,255		243,945
2024-5 Trust		240,918		290,552
2024-6 Trust		259,120		293,767
2025-1 Trust		312,863		—
2025-RTL1 Trust		111,395		—
2025-2 Trust		350,312		—
2025-MC1 Trust		91,607		—
2025-3 Trust		365,978		—
2025-P1 Trust		185,424		—
2025-4 Trust		445,803		—
2025-P2 Trust		206,550		—
2025-5 Trust		437,256		—
Total outstanding bond balance	$	5,964,117	$	4,269,008

As of December 31, 2025 and 2024, the weighted average rates on the securities and certificates for the Trusts were as follows:

	December 31,	
	2025	**2024**
2017-2 Trust	4.23 %	4.09 %
2018-1 Trust	4.35	4.13
2018-2 Trust	4.53	4.47
2019-1 Trust	4.11	4.07
2019-2 Trust	3.46	3.41
2019-3 Trust	3.29	3.30
2020-1 Trust	2.88	2.88
2020-2 Trust	—	4.63
2021-1 Trust	1.77	1.76
2021-2 Trust	2.03	2.04
2021-3 Trust	2.48	2.47
2021-4 Trust	3.25	3.25
2022-1 Trust	3.94	3.94
2022-2 Trust	5.05	5.06
2022-MC1 Trust [1]	6.78	6.90
2022-3 Trust	5.68	5.72
2022-4 Trust	6.23	6.21
2022-5 Trust	7.26	7.04
2023-1 Trust	7.23	7.02
2023-1R Trust [1]	13.75	7.57
2023-2 Trust	7.66	7.33
2023-RTL1 Trust [1]	9.86	8.24
2023-3 Trust	8.16	7.94
2023-4 Trust	8.63	8.33
2024-1 Trust	7.56	7.75
2024-2 Trust	7.46	7.11
2024-3 Trust	7.26	7.20
2024-4 Trust	6.76	7.08
2024-5 Trust	6.00	6.14
2024-6 Trust	6.39	5.92
2025-1 Trust	6.59	—
2025-RTL1 Trust	7.17	—
2025-2 Trust	6.41	—
2025-MC1 Trust	8.49	—
2025-3 Trust	6.46	—
2025-P1 Trust	6.57	—
2025-4 Trust	5.76	—
2025-P2 Trust	6.06	—
2025-5 Trust	6.10	—

[1] The higher weighted average rate could have resulted from additional interest paid to collapse the Trust during the year.

Note 18 — Other Debt

Secured financing and warehouse facilities are utilized to finance the origination and purchase of commercial real estate mortgage loans. Warehouse facilities are designated to fund mortgage loans that are purchased and originated within specified underwriting guidelines. Most of these lines of credit fund less than 100% of the principal balance of the mortgage loans originated and purchased, requiring the use of working capital to fund the remaining portion.

Secured Financing, Net ("Corporate Debt")

On March 15, 2022, the Company entered into a five-year $215.0 million syndicated corporate debt agreement ("the 2022 Term Loan"). The 2022 Term Loan bears interest at a fixed rate of 7.125% and matures on March 15, 2027. Interest on the 2022 Term Loan is paid every six months. As of December 31, 2025 and 2024, the balance of the 2022 Term Loan was $215.0 million. The 2022 Term Loan was paid off on January 30, 2026 with proceeds from the issuance and sale of $500 million 2026 Term Notes. See Note 30 — Subsequent Events.

On February 5, 2024, the Company entered into a five-year $75.0 million syndicated corporate debt agreement, the ("the 2024 Term Loan"). The 2024 Term Loan bears interest at 9.875% and matures on February 15, 2029. Interest on the 2024 Term Loan is paid every six months. As of December 31, 2025 and 2024, the balance of the 2024 Term Loan was $75.0 million.

The total balance of the 2022 Term Loan and the 2024 Term Loan ("Corporate Debt") in the Consolidated Balance Sheets is net of debt issuance costs and discount of $3.3 million and $5.2 million as of December 31, 2025 and 2024, respectively. The Corporate Debt is secured by substantially all assets of the Company not otherwise pledged under a securitized debt or warehouse facility and contains certain reporting and financial covenants. Should the Company fail to adhere to those covenants, the lenders have the right to demand immediate repayment that may require the Company to sell the collateral at less than the carrying amounts. As of December 31, 2025, the Company was in compliance with all covenants.

Warehouse Repurchase and Revolving Loan Facilities, Net

On January 4, 2011, Century entered into a Master Participation and Facility Agreement with a bank ("the September 2022 Term Repurchase Agreement"). The Facility Agreement has a current extended maturity date of July 31, 2026, and is a short-term borrowing facility, collateralized by performing loans, with a maximum capacity of $60.0 million, and bears interest at one-month SOFR plus 1.60% with a 0.25% floor.

On May 17, 2013, the Company entered into a Repurchase Agreement ("the 2013 Repurchase Agreement") with a warehouse lender. The 2013 Repurchase Agreement is a modified mark-to-market agreement and has a current maturity date of September 23, 2026, and is a short-term borrowing facility, collateralized by a pool of performing loans, with a maximum capacity of $400.0 million, and bears interest at SOFR plus 2.75%. All borrower payments on loans financed under the warehouse repurchase facility are first used to pay interest on the facility.

On January 29, 2021, the Company entered into a non-mark-to-market Repurchase Agreement ("the 2021 Repurchase Agreement") with a warehouse lender. The 2021 Repurchase Agreement has a current extended maturity date of May 20, 2026, and is a short-term borrowing facility, collateralized by a pool of loans. On July 25, 2024, the Company entered into a mark-to-market Repurchase Agreement ("the 2024 Repurchase Agreement") with the same warehouse lender. The 2024 Repurchase Agreement also has a maturity date of May 20, 2026, and is a short-term borrowing facility, collateralized by a pool of loans. The maximum capacity under both agreements is $200.0 million individually and in the aggregate. The 2024 Repurchase Agreement includes a $75.0 million sublimit for nonperforming loans. Borrowings under these two facilities bear interest at SOFR plus 3.00% during the availability period and 4.00% during the amortization period. All borrower payments on loans financed under the warehouse repurchase facilities are first used to pay interest on the facilities.

On April 16, 2021, The Company entered into a non-mark-to-market Term Repurchase Agreement ("the 2021 Term Repurchase Agreement") with a warehouse lender. The 2021 Term Repurchase Agreement has a maturity date of April 14, 2028, with an extended borrowing period through April 14, 2027. During the borrowing period, the Company can take loan advances from time to time, subject to availability. Each loan advance bears interest at SOFR plus 2.95%. The maximum capacity under this facility is $100.0 million.

On December 27, 2023, the Company entered into a loan facility agreement ("the 2023 Repurchase Agreement") with a bank. The 2023 Repurchase Agreement has a maturity date of December 27, 2026. During the borrowing period, the Company can take loan advances from time to time subject to availability. Each loan advance bears interest at SOFR plus 3.00%. The maximum loan amount under this facility is $125.0 million.

On November 7, 2024, the Company entered into a non-mark-to-market secured revolving loan facility agreement ("the 2024 Bank Credit Agreement") with a bank. The 2024 Bank Credit Agreement has a current maturity date of May 7, 2027. Each loan advance bears interest at SOFR plus 3.50%, with a floor of 2.00%. The maximum loan amount under this facility is $50.0 million.

Certain loans are pledged as collateral under the warehouse repurchase facilities and the revolving loan facility, which contain covenants. Should the Company fail to adhere to those covenants or otherwise default under the facilities, the lenders have the right to terminate the facilities and demand immediate repayment that may require the Company to sell the collateral at less than the carrying amounts. As of December 31, 2025 and 2024, the Company was in compliance with all covenants.

The following table summarizes the maximum borrowing capacity, current gross balances outstanding, and effective interest rates of the Company's warehouse facilities and loan agreements as of December 31, 2025 and 2024:

| | | | December 31, | | | | | |
| | | | 2025 | | | 2024 | | |
	Contract Date	Current Maturity Date	Period End Balance [1]	Maximum Borrowing Capacity	Effective Interest Rate	Period End Balance [1]	Maximum Borrowing Capacity	Effective Interest Rate
			($ in thousands)					
The September 2022 term repurchase agreement	01/04/2011	07/31/2026	$ —	$ 60,000	6.0 %	$ —	$ 60,000	6.5 %
The 2013 repurchase agreement	05/17/2013	09/23/2026	132,100	400,000	7.6	106,675	300,000	9.0
The 2021/2024 repurchase agreements	1/29/2021 7/25/2024	05/20/2026	105,712	200,000	7.9	126,815	200,000	9.0
The 2021 term repurchase agreement	04/16/2021	04/14/2028	18,132	100,000	7.7	52,408	100,000	8.5
The 2023 repurchase agreement	12/27/2023	12/27/2026	24,400	125,000	8.8	44,900	75,000	9.7
The 2024 bank credit agreement	11/07/2024	05/07/2027	30,095	50,000	8.7	19,248	50,000	9.2
Total			$ 310,439	$ 935,000		$ 350,046	$ 785,000	

[1] Warehouse repurchase facilities amounts in the Consolidated Balance Sheets are net of debt issuance costs, amounting to $1.9 million and $2.0 million as of December 31, 2025 and 2024, respectively.

The following table provides an overview of the activity and effective interest rates of the Company's warehouse facilities and loan agreements for the years ended December 31, 2025, 2024 and 2023:

| | December 31, | | |
	2025	2024	2023
	($ in thousands)		
Average outstanding balance	$ 401,320	$ 295,936	$ 227,911
Highest outstanding balance at any month-end	571,834	460,108	336,351
Effective interest rate [1]	7.97%	9.05%	9.53%

[1] Effective interest rate represents interest expense divided by average gross outstanding balance. The rate includes average rate of 7.46%, 8.52%, and 8.76%, and debt issuance cost amortization of 0.51%, 0.53% and 0.77%, for the years ended December 31, 2025, 2024 and 2023, respectively.

The following table provides a summary of interest expense that includes interest, amortization of discount, and deal cost amortization of the Company's warehouse facilities, securitizations and other financing for the years ended December 31, 2025, 2024 and 2023:

			December 31,			
		2025		2024		2023
		(In thousands)				
Warehouse and repurchase facilities	$	31,976	$	26,790	$	21,726
Securitized debt		308,501		220,428		164,742
Interest expense — portfolio related		340,477		247,218		186,468
Interest expense — corporate debt		24,571		23,821		16,556
Total interest expense	$	365,048	$	271,039	$	203,024

Note 19 — Income Taxes

The Company elected to be treated as a corporation, for tax purposes, effective January 1, 2018. The following table details the Company's income tax expense (benefit):

			December 31,			
		2025		2024		2023
		(In thousands)				
Current tax expense (benefit):						
Federal	$	37,228	$	27,810	$	13,631
State		12,163		11,546		2,509
Total current tax expense		49,391		39,356		16,140
Deferred tax expense (benefit):						
Federal		(6,372)		(8,396)		1,654
State		(1,762)		(3,035)		1,040
Total deferred tax expense (benefit)		(8,134)		(11,431)		2,694
Total income tax expense	$	41,257	$	27,925	$	18,834

The following table contains a reconciliation of the Company's provision for income taxes at the federal statutory tax rate to the provision for income taxes at the effective tax rate as of December 31, 2025, 2024 and 2023 after the adoption of ASU 2023-09:

			December 31,						
		2025			2024			2023	
		($ in thousands)							
Federal income tax provision at statutory rate	$	30,726	21.00 %	$	20,225	21.00 %	$	15,699	21.00 %
State and local effects [1]		8,452	5.78		6,714	6.97		4,626	6.19
Tax credits									
Research and Development Credit		(288)	(0.20)		(248)	(0.26)		(145)	(0.19)
Nontaxable or Nondeductible Items									
Share based compensation [2]		1,852	1.27		1,231	1.28		449	0.60
Other		82	0.06		29	0.03		19	0.03
Change in unrecognized tax benefit		24	0.02		(56)	(0.06)		(1,739)	(2.33)
Other		409	0.27		30	0.03		(75)	(0.10)
Effective tax rate	$	41,257	28.20 %	$	27,925	28.99 %	$	18,834	25.20 %

[1] For tax year 2024, state taxes in California made up the majority (greater than 50 percent) of the tax effect in this category. For tax years 2025 and 2023, state taxes in California and New Jersey made up the majority (greater than 50 percent) of the tax effect in this category.

[2] Included in Share based compensation is windfalls related to restricted stock awards, short falls related to nonqualified restricted stock options, reversal of employee stock purchase plan expense, and non-deductible executive compensation under IRC §162(m).

Net cash paid (refunds received) for income taxes consisted of the following:

	2025	2024	2023
	(In thousands)		
Federal	$ 37,608	$ 30,712	$ 5,360
State and local jurisdiction	13,128	10,837	2,288
California	5,234	5,774	850
Other States	7,894	5,063	1,438
Net cash paid for income taxes	$ 50,736	$ 41,549	$ 7,648

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of December 31, 2025 and 2024 are presented below:

	December 31,	
	2025	2024
	(In thousands)	
Deferred tax assets:		
REMIC book-tax basis difference	$ 19,342	$ 9,220
Mark-to-market on loans	95	—
Lease liability	846	779
Stock compensation	715	834
Accrued bonus	136	144
Accrued vacation	544	521
Intangibles	—	1
REO	894	207
Research and experimental expenditures capitalization	—	2,241
Derivative - OCI	1,233	294
Deferred revenue	995	1,053
Deferred state taxes	—	510
Deferred origination costs	88	—
Gross deferred tax assets	24,888	15,804
Deferred tax liabilities:		
Mark-to-market on loans	—	(172)
Right-of-use assets	(770)	(721)
Deferred origination costs	—	(108)
Property and equipment	(71)	(157)
Deferred state taxes	(146)	—
MSR	(156)	(246)
Other	(1,036)	(788)
Gross deferred tax liabilities	(2,179)	(2,192)
Total net deferred tax asset	$ 22,709	$ 13,612

The Company's main temporary difference is due to the difference between the U.S. income tax and U.S. GAAP treatment with respect to its REMIC securities. For tax purposes, the issuances are considered taxable sales, whereas, for U.S. GAAP purposes, the REMIC issuances are considered financings.

The Company had no valuation allowance as of December 31, 2025 and 2024. Based on the Company's estimates of taxable income over the years in which the items giving rise to the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, and local jurisdictions, where applicable. As of December 31, 2025, the Company is no longer subject to U.S. tax examinations for years before 2022 and is no longer subject to state tax examinations for years before 2021.

The Company periodically reviews its income tax positions based on tax laws and regulations and financial reporting considerations, and records adjustments as appropriate. This review takes into consideration the status of current taxing authorities' examinations of the Company's tax returns, recent positions taken by the taxing authorities on similar transactions, if any, and the overall tax environment.

The Company had gross unrecognized tax benefits in the amount of $0.3 million and $0.3 million recorded as of December 31, 2025 and 2024, respectively. If recognized, $0.3 million of the unrecognized tax benefits would affect the 2025 annual effective tax rate. Interest and penalties on unrecognized tax benefits is reported by the Company as a component of tax expense, and the Company recorded interest and penalties in its Consolidated Statements of Income in the amount of $7 thousand, $1 thousand and $500 thousand for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025 and 2024, the accrued interest and penalties related to unrecognized tax benefits is $41 thousand and $34 thousand, respectively.

Detailed below is a reconciliation of the Company's gross unrecognized tax benefits for the years ended December 31, 2025, 2024 and 2023, respectively:

	December 31,					
	2025		2024		2023	
	(In thousands)					
Beginning balance	$	305	$	390	$	1,940
Changes related to current year tax positions		59		61		93
Changes related to prior year tax positions		13		(33)		25
Decreases due to lapsed statutes of limitations		(60)		(113)		(1,668)
Ending balance	$	317	$	305	$	390

Note 20 — Stock-Based Compensation

The Company's Amended and Restated 2020 Omnibus Incentive Plan, or "the 2020 Plan", authorizes grants of stock-based compensation instruments including but not limited to non-qualified stock options, restricted stock awards ("RSAs") and performance stock unit awards ("PSUs") to certain employees and non-employee directors of the Company, to purchase or issue up to 4,520,000 shares of the Company's common stock.

Expenses related to the stock-based compensation instruments and Employee Stock Purchase Plan ("ESPP") are included in "Compensation and employee benefits" and "Other operating expenses", respectively, on the Consolidated Statements of Income.

Below are summaries of the recognized and unrecognized stock-based compensation expense by instrument for the periods indicated:

	For the Year Ended December 31,					
	2025		2024		2023	
	(In thousands)					
Recognized compensation expense:						
Options	$	347	$	205	$	55
RSAs		3,516		2,383		2,729
PSUs		3,773		2,839		912
ESPP		648		728		432
Total recognized compensation expense	$	8,284	$	6,155	$	4,128

	December 31, 2025	
	(In thousands)	
Unrecognized compensation expense:		
Options	$	108
RSAs		5,685
PSUs		3,192
ESPP		560
Total unrecognized compensation expense	$	9,545
Weighted average period expected to be recognized (in years)		
Options		1.8
RSAs		2.0

Stock Options

Stock option awards provide for the option to purchase the Company's common stock. From the date of the grant, the stock options generally vest ratably over a service period of three years and are exercisable for a period up to ten years.

The Company uses the Black-Scholes option pricing model to value stock options in determining the stock-based compensation expense. Compensation expense is recognized over the three-year vesting period using the straight-line method. Forfeitures are recognized as they occur. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the date of grant. The expected dividend yield is zero as the Company does not expect to pay dividends in the foreseeable future. Expected volatility is based on average historical volatilities of the Company's common stock.

The following table presents the assumptions used in the option pricing model at the grant date for options granted during the years ended December 31, 2025, 2024 and 2023:

	December 31,		
	2025	**2024**	**2023**
Expected volatility	37.37%	30.00% - 40.00%	28.00%
Risk-free interest rate	4.40%	4.60% - 5.33%	1.50%
Expected term (in years)	10.0	10.0	10.0
Expected dividends	—	—	—

The Company modified 283,790 stock options granted to two employees in August 2024 into 74,746 RSAs in July 2025. The exchange ratio is based on the original grant-date fair value of the stock options. This change is deemed to be a Type I modification under ASC 718, Compensation - Stock Compensation and did not result in any incremental compensation expense to be recognized by the Company.

The table below summarizes stock option activity during the years ended December 31, 2025, 2024 and 2023:

	December 31,					
	2025		**2024**		**2023**	
	($ in thousands, except per share amounts)					
Number of shares:						
Options outstanding at beginning of year		1,065,772		752,964		785,000
Granted		4,740		312,808		5,464
Exercised		—		—		(37,500)
Modified		(283,790)		—		—
Options outstanding at end of year		786,722		1,065,772		752,964
Options exercisable at end of year		760,804		749,321		747,500
Options expected to vest [1]		25,918		316,484		5,464
Weighted average exercise price per share:						
Options outstanding at beginning of year	$	14.46	$	12.88	$	12.89
Granted		17.50		18.27		11.68
Exercised		—		—		13.00
Modified		18.23		—		—
Options outstanding at end of year	$	13.12	$	14.46	$	12.88
Options exercisable at end of year		12.96		12.88		12.89
Options expected to vest [1]		17.95		18.19		11.68
Aggregate Intrinsic value [2]:						
Options outstanding at end of year	$	6,011	$	5,440	$	3,269
Options exercisable at end of year		5,938		5,002		3,239
Options expected to vest [1]		73		438		30
Weighted average remaining contractual life (in years):						
Options outstanding at end of year		4.3		6.4		6.1
Options exercisable at end of year		4.1		5.1		6.1
Options expected to vest [1]		8.8		9.6		9.7

[1] The number of options expected to vest reflects no expected forfeiture.

[2] The aggregate intrinsic value represents the amount by which the fair value of underlying stock exceeds the "in-the-money" option exercise price.

No stock options were exercised during the years ended December 31, 2025 and 2024. During the year ended December 31, 2023, 37,500 shares were exercised at $13.00 per share, resulting in $0.5 million cash received.

RSAs

The fair value of RSAs is determined based on the fair market value of the Company's common shares on the grant date. The estimated fair value of RSAs is generally amortized as an expense over the three-year requisite service period. The Company has elected to recognize forfeitures as they occur rather than estimating service-based forfeitures over the requisite service period.

The table below summarizes RSA activity for the years ended December 31, 2025, 2024 and 2023:

	December 31,								
	2025			**2024**			**2023**		
	Employee	**Non-Employee Director**	**Total**	**Employee**	**Non-Employee Director**	**Total**	**Employee**	**Non-Employee Director**	**Total**
Number of shares:									
Unvested at beginning of year	355,505	47,430	402,935	409,137	61,276	470,413	445,250	48,889	494,139
Granted	329,495	17,292	346,787	195,164	15,939	211,103	198,137	31,629	229,766
Vested	(190,522)	(26,261)	(216,783)	(248,796)	(29,785)	(278,581)	(234,250)	(19,242)	(253,492)
Unvested at end of year	494,478	38,461	532,939	355,505	47,430	402,935	409,137	61,276	470,413
Weighted average grant date fair value per share:									
Unvested at beginning of year	$ 13.52	$ 12.03	$ 13.35	$ 9.39	$ 9.31	$ 9.38	$ 8.61	$ 9.72	$ 8.72
Granted	18.78	16.48	18.66	15.93	17.88	16.08	10.00	9.01	9.86
Vested	13.73	10.85	13.38	8.61	9.57	8.71	8.42	9.87	8.53
Unvested at end of year	$ 16.95	$ 14.83	$ 16.79	$ 13.52	$ 12.03	$ 13.35	$ 9.39	$ 9.31	$ 9.38

PSUs

In February 2022, the Company began granting PSUs to certain employees, including named executive officers under the 2020 Plan. PSUs are linked to the average core net income annual growth over the three-year period from the year of grant. Settlement of vested PSUs will be made on the date that the Compensation Committee certifies the average core net income annual growth for the three-year period. PSUs are subject to forfeiture until predetermined performance conditions have been achieved. The Company recognizes share-based compensation expense for PSUs on a straight-line basis over the requisite service period of the award when it is probable that the performance conditions will be achieved. Compensation expense for PSUs with financial performance measures is measured using the fair value at the date of grant and recorded over each vesting period and may be adjusted over the vesting period based on interim estimates of performance against the pre-set objectives. The granted PSUs represent 100% of the original target award amounts, vesting eligibility is based on performance and service conditions of distinct three-year service periods for each award. Accordingly, the number of shares issued at the end of any performance period could range between 0% and 200% of the original target award amount.

The table below summarizes PSU activity for the years ended December 31, 2025, 2024 and 2023:

	December 31,					
	2025		**2024**		**2023**	
	Number of Shares	**Weighted Average Grant Date Fair Value Per Share**	**Number of Shares**	**Weighted Average Grant Date Fair Value Per Share**	**Number of Shares**	**Weighted Average Grant Date Fair Value Per Share**
Outstanding at beginning of year, unvested	517,131	$ 12.83	256,387 (1)	$ 11.05	102,750 (1)	$ 12.63
Granted	155,165 (1)	18.82	157,994 (1)	15.86	153,637 (1)	10.00
Performance adjustment	153,637	10.00	102,750	12.63	—	—
Vested	(205,500)	12.63	—	—	—	—
Outstanding at end of year, unvested	620,433	$ 13.70	517,131	$ 12.83	256,387	$ 11.05

(1) The number of PSUs are presented at 100% of the specified target shares.

ESPP

In July 2022, the Company initiated an ESPP which allows permitted eligible employees to purchase shares of the Company's common stock through payroll deductions of up to 15% of their eligible compensation, subject to certain limitations. The purchase price of the shares under the ESPP equals 85% of the lower of the fair market value of the Company's common stock on either the first or last trading day of each offering period. As of December 31, 2025, a total of 521,876 shares have been issued under the ESPP with 180,158, 174,595 and 167,123 shares issued during the years ended December 31, 2025, 2024 and 2023, respectively.

Compensation expense for the ESPP is calculated as of the beginning of the offering period as the fair value of the employees' purchase rights utilizing the Black-Scholes option valuation model and is recognized as a compensation expense over the offering period. The table below presents the fair value assumptions used for the periods indicated:

	December 31,		
	2025	2024	2023
Risk-free interest rate	4.27% - 4.29%	5.29% - 5.30%	5.45%
Expected volatility	19.61% - 32.42%	28.80% - 67.54%	51.31%
Expected term (in years)	0.5	0.5	0.5
Grant date fair value per share	$18.73 - $20.76	$15.79 - $18.06	$ 11.78
Dividend yield	—	—	—

Treasury Stock

Treasury stock represent shares surrendered to the Company to satisfy tax withholding obligations in connection with the vesting or exercise of stock-based awards and shares surrendered to the Company to satisfy the warrant price in connection with warrants exercised. During the years ended December 31, 2025, 2024 and 2023, shares withheld were 392,778, 94,150 and 87,765, respectively, at an average price of $18.67, $16.46 and $9.81 per share, respectively.

Note 21 — Earnings Per Share

The two-class method is used in the calculation of basic and diluted earnings per share. Under the two-class method, earnings available to common shareholders for the period are allocated between common shareholders and participating securities according to dividends declared (or accumulated) and participation rights in undistributed earnings. Basic earnings per share is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if stock options or other contracts to issue common stock were exercised or converted into common stock and resulted in the issuance of common stock that shared in earnings.

The following table presents the basic and diluted income per share calculations for the years ended December 31, 2025, 2024 and 2023:

	December 31,		
	2025	2024	2023
	(In thousands, except per share data)		
Basic EPS:			
Net income attributable to Velocity Financial, Inc.	$ 105,054	$ 68,419	$ 52,273
Less undistributed earnings attributable to unvested restricted stock awards	1,348	834	753
Net earnings attributable to common stockholders	$ 103,706	$ 67,585	$ 51,520
Weighted average common shares outstanding	36,850	32,653	32,206
Basic earnings per common share	$ 2.81	$ 2.07	$ 1.60
Diluted EPS:			
Net income attributable to Velocity Financial, Inc.	$ 105,054	$ 68,419	$ 52,273
Weighted average common shares outstanding	36,850	32,653	32,206
Add dilutive effects for warrants	608	2,410	2,020
Add dilutive effects for stock options	223	215	14
Add dilutive effects of unvested restricted stock awards	141	179	173
Add dilutive effects of unvested performance-based stock units	355	302	71
Add dilutive effects of employee stock purchase plan	1	1	—
Weighted average diluted common shares outstanding	38,178	35,760	34,484
Diluted earnings per common share	$ 2.75	$ 1.91	$ 1.52

The following table sets forth the number of shares excluded from the computation of diluted earnings per share, as their inclusion would have been anti-dilutive:

	December 31,		
	2025[1]	2024[1]	2023
	(In thousands)		
Stock options	32	155	5
Unvested restricted stock awards	49	53	—
Employee stock purchase plan	37	54	—
Shares equivalents excluded from EPS	118	262	5

[1] Weighted average.

Note 22 — Concentration of Risk

The Company originates and purchases loans secured by a broad spectrum of commercial property throughout the United States. As of December 31, 2025 and 2024, the geographic and property type concentrations of loans, by unpaid principal balance, were as follows:

	December 31,	
	2025	2024
Geographic concentration:		
California	20.3 %	21.0 %
New York	13.8	16.3
Florida	12.0	12.7
New Jersey	7.6	7.5
Texas	6.1	5.4
Other states (individually less than 5.0%)	40.2	37.1
Total	100.0 %	100.0 %

	December 31,	
	2025	2024
Property type concentration:		
Investor 1-4	48.1 %	52.5 %
Mixed use	10.9	11.1
Retail	10.7	8.8
Office	8.4	6.1
Multifamily	7.1	7.3
Warehouse	7.0	6.6
Other (individually less than 5.0%)	7.8	7.6
Total	100.0 %	100.0 %

As of December 31, 2025 and 2024, the Company held $118.3 million and $68.0 million, respectively, of real estate owned, net, with geographic concentration as follows:

	December 31,	
	2025	2024
Geographic concentration:		
New York	16.9 %	16.2 %
California	16.4	28.6
Texas	15.0	17.5
Florida	9.1	6.1
Arizona	6.0	—
Other states (individually less than 5.0%)	36.6	31.6
Total	100.0 %	100.0 %

Note 23 — Commitments and Contingencies

Repurchase Liability

When the Company sells loans, it is required to make normal and customary representations and warranties about the loans to the purchaser. The loan sale agreements generally require the Company to repurchase loans if the Company breaches a representation or warranty given to the loan purchaser. In addition, the Company may be required to repurchase loans as a result of borrower fraud or if a payment default occurs on a loan shortly after its sale.

The Company records a repurchase liability relating to representations and warranties and early payment defaults. The method used to estimate the liability for repurchase is a function of the representations and warranties given and considers a combination of factors, including, but not limited to, estimated future defaults and loan repurchase rates and the potential severity of loss in the event of defaults. The Company establishes a liability at the time loans are sold and continually updates the estimated repurchase liability. The level of the repurchase liability for representations and warranties and early payment default requires considerable management judgment.

The Company regularly evaluates the adequacy of repurchase reserves based on trends in repurchase, actual loss experience, estimated future loss exposure and other relevant factors including economic conditions. As of December 31, 2025 and 2024, the balance of repurchase liability was $144 thousand, and it is included in "Accounts payable and accrued expenses" on the Consolidated Balance Sheets.

Legal Proceedings

The Company is a party to various legal proceedings in the normal course of business. The Company, after consultation with legal counsel, believes the disposition of all pending litigation will not have a material effect on the Company's consolidated financial condition or results of operations as of December 31, 2025.

Employee Retention Credit

Under the provisions of the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") signed into law on March 27, 2020 and the subsequent extension of the CARES Act, the Company, with the guidance from a third-party specialist, determined it was eligible for a refundable employee retention credit ("ERC") subject to certain criteria.

The Company applied for ERC for the first three quarters' wages paid in calendar year 2021. During the second quarter of 2023, the Company received approximately $4.2 million of ERC. Due to the subjectivity of the credit, the Company elected to account for the ERC as a gain analogizing to ASC 450-30, Gain Contingencies. Accordingly, the $4.2 million ERC, net of third-party specialist fees of $0.6 million, are deferred until the uncertainty surrounding them is resolved. The net amount is included in "Accounts payable and accrued expenses" on the Consolidated Balance Sheets as of December 31, 2025 and 2024.

Commitments

Century originated a $25.9 million government-back construction loan in September 2025. The funded portion of the construction loan is presented as "Loans held for sale, at fair value" in the Consolidated Balance Sheets. The unfunded portion of the construction loan totaled $22.0 million as of December 31, 2025.

Note 24 — Retirement Plan

The Company maintains a qualified 401(k) retirement plan in accordance with the Internal Revenue Service code. Employees meeting certain eligibility requirements as detailed in the plan document may participate by deferring eligible compensation into the plan. The plan allows for discretionary employer matching contribution. For the years ended December 31, 2025, 2024 and 2023, the Company expensed $1.3 million, $1.2 million and $1.0 million, respectively. These amounts are included in "Compensation and employee benefits" on the Consolidated Statements of Income.

Note 25 — Other Operating Expenses

The following table presents the components of other operating expenses for the years ended December 31, 2025, 2024 and 2023:

☐	December 31,					
	2025		**2024**		**2023**	
	(In thousands)					
Travel, marketing and business development	$	1,429	$	1,237	$	872
Data processing and telecommunications		4,544		3,624		3,175
Office expenses		1,057		1,265		1,180
Insurance, taxes, and licenses		2,182		1,793		1,851
Other		1,638		1,694		1,446
Total other operating expenses	$	10,850	$	9,613	$	8,524

Note 26 — Warrants and Related Party Transactions

On April 7, 2020, the Company issued and sold in a private placement 45,000 newly issued shares of Series A Convertible Preferred Stock, par value $0.01 per share (the "Preferred"), at a price per share of $1,000, plus warrants (the "Warrants") to purchase an aggregate of 3,013,125 shares of the Company's common stock to funds affiliated with TruArc Partners ("TruArc"), formerly Snow Phipps, and a fund affiliated with Pacific Investment Management Company LLC ("TOBI"). TruArc and TOBI are considered affiliates and, therefore, are related parties to the Company. The awards were treated as equity awards at the date of issuance.

On October 8, 2021, the Company exercised its option to convert all of its 45,000 outstanding shares of Series A Convertible Preferred Stock into 11,688,310 shares of its common stock.

In April 2025, three funds affiliated with TruArc completed the exercise of their Warrants to purchase an aggregate 1,339,166 shares of the Company's common stock, resulting in the Company issuing net shares of 1,080,338 common stock after the withholding and transfer of an aggregate of 258,828 shares of common stock into the Company's treasury account. In May 2025, TOBI completed the exercise of its Warrants to purchase an aggregate 1,673,958 shares of the Company's common stock. Net proceeds from warrants exercised amounted to $10.9 million. As of June 30, 2025, all warrants were exercised by the Company's related parties.

In the ordinary course of business, the Company sells held for sale loans, and issues securitized debt to various financial institutions and investors. As a result of this process, the Company may sell held for sale loans and/or issue securitized debt to an affiliate.

On December 29, 2025, the Company entered into a Master Flow Mortgage Loan Purchase Agreement ("MLPA") with BPC MC Trust (a Beach Point Capital affiliate) to sell $128.9 million of nonperforming loans. Beach Point Capital is an affiliate, or related party of the Company. The sale was servicing retained whereby the Company sold whole loans, but retained the servicing rights to the loans. The MLPA contained standard loan level and corporate representations and warranties from the Company as the seller under the agreement. The Company entered into a Servicing Agreement to service and special service the loans for a fee of 80 basis points. In addition to the servicing fee, the Company is entitled to a disposition fee equal to 4.0% of the unpaid principal balance of all loans that are paid off or resolved through an REO sale. This fee is not due on loans that are paid current. The Company also entered into a Servicing Fee Incentive Side Letter with the BPC MC Trust that provides further incentives to the Company based on meeting certain future Internal Rate of Return ("IRR") hurdles.

The Company recognized $19.3 million gain from the sale of nonperforming loans to BPC MC Trust, which is presented as "Gain on sale of loans to a related party" in the Consolidated Statements of Income. The Company also recognized mortgage servicing rights of $0.2 million, which is included in "Mortgage servicing rights, at fair value" on the Consolidated Balance Sheets." See Note 11 — Mortgage Servicing Rights.

The following table presents the related party transactions completed for the years ended December 31, 2025, 2024 and 2023:

	December 31,					
	2025		**2024**		**2023**	
	(In thousands)					
Loans sold to affiliates	$	128,935	$	28,726	$	—
Securitized debt issued to affiliates		197,893 [(1)]		5,000		—

[(1)] Consists of $100.2 million, $17.7 million, $76.0 million, and $4.0 million of bonds issued by the 2025-3 Trust, 2025-4 Trust, 2025-5 Trust, and 2025-RTL1 Trust, respectively, to affiliates.

Note 27 — Fair Value Measurements

Fair Value Determination

ASC Topic 820, "*Fair Value Measurement*," defines fair value, establishes a framework for measuring fair value including a three-level valuation hierarchy, and requires disclosures about fair value measurements. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date reflecting assumptions that a market participant would use when pricing an asset or liability. The hierarchy uses three levels of inputs to measure the fair value of assets and liabilities as follows:

- Level 1 - Valuation is based on quoted prices for identical instruments traded in active markets.

- Level 2 - Valuation is based on quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable and can be corroborated by market data.

- Level 3 - Valuation is based on significant unobservable inputs for determining the fair value of assets or liabilities. These significant unobservable inputs reflect assumptions that market participants may use in pricing the assets or liabilities.

Transfers to/from Levels 1, 2 and 3 are recognized at the beginning of the reporting period in which a change in valuation technique or methodology occurs. Given the nature of some of the Company's assets and liabilities, clearly determinable market-based valuation inputs are often not available; therefore, these assets and liabilities are valued using internal estimates. As subjectivity exists with respect to the valuation estimates used, the fair values disclosed may not equal prices that can ultimately be realized if the assets are sold or the liabilities are settled with third parties.

Below is a description of the valuation methods for the assets and liabilities recorded at fair value on either a recurring or nonrecurring basis and for estimating fair value of financial instruments not recorded at fair value for disclosure purposes. While management believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the measurement date.

Cash and Cash Equivalents and Restricted Cash

Cash and restricted cash are recorded at historical cost. The carrying amount is a reasonable estimate of fair value as these instruments have short-term maturities and interest rates that approximate market, a Level 1 measurement.

Loans Held for Investment at Amortized Cost and Loans Held for Investment at Fair Value

The Company uses a third-party loan valuation specialist to estimate the fair value of its nonperforming, and past due performing mortgage loans, a Level 3 measurement. The significant unobservable inputs used in the fair value measurement of the Company's nonperforming mortgage loans are interest rates, market yield requirements, the probability of default, loss given default, voluntary prepayment speed and loss timing. The Company uses a third-party loan valuation model to estimate the fair value of its performing mortgage loans, a Level 3 measurement. The significant unobservable inputs used in the fair value measurement of the Company's performing mortgage loans are discount rate, constant prepayment rate, constant default rate, and loss severity rate. Significant changes in any of those inputs in isolation could result in a significant change to the mortgage loans' fair value measurement.

Collateral Dependent or Loans Individually Evaluated

Nonaccrual loans held for investment and carried at amortized cost are evaluated individually and are adjusted to the fair value of the collateral when the fair value of the collateral is below the carrying value of the loan. To the extent such a loan is collateral dependent, the Company determines the allowance for credit losses based on the estimated fair value of the underlying collateral. The fair value of each loan's collateral is generally based on appraisals or broker price opinions obtained, less estimated costs to sell, a Level 3 measurement.

Loans Held for Sale, at Fair Value

The Company elected to account for certain loans originated with the intent to sell at fair value using FASB ASC Topic 825, Financial Instruments (ASC 825). The FVO loans held for sale are measured based a discounted cash flow model, or on the fair value of securities backed by similar mortgage loans, adjusted for certain factors to approximate the fair value, including the value attributable to mortgage servicing and credit risk, and current commitments to purchase loans, a Level 2 measurement. Management identified all loans to be accounted for at estimated fair value at the instrument level. Changes in fair value are reflected in income as they occur.

Real Estate Owned, Net ("REO")

Real estate owned, net, is initially recorded at the property's estimated fair value, based on appraisals or broker price opinions obtained, less estimated costs to sell at acquisition date, a Level 3 measurement. From time to time, nonrecurring fair value adjustments are made to real estate owned, net, based on the current updated appraised value of the property, or management's judgment and estimation of value based on recent market trends or negotiated sales prices with potential buyers.

Mortgage Servicing Rights

The Company determined the fair values based on a third-party valuation specialist using a model that calculates the present value of estimated future net servicing income, a Level 3 measurement.

Derivative Instruments

Derivative financial instruments are measured at fair value using readily observable market inputs and the overall fair value measurement is classified as Level 2.

Secured Financing, Net ("Corporate Debt")

The Company determined the fair values estimate of the secured financing using the estimated cash flows discounted at an appropriate market rate, a Level 3 measurement.

Warehouse Repurchase Facilities, Net

Warehouse repurchase facilities are recorded at historical cost. The carrying amount is a reasonable estimate of fair value as these instruments have short-term maturities of one-year or less and interest rates that approximate market plus a spread, a Level 2 measurement.

Securitized Debt at Amortized Cost and Securitized Debt at Fair Value

The Company obtains the fair value estimates at instrument level from a third-party broker dealer based on trader input on benchmark securities. The fair values take into consideration input factors such as bond structure and collateral characteristics, and performance and pricing factors such as yield, spread, average life, prepayment speeds, default rate, and severity. The fair values are considered a Level 2 measurement. Significant changes in any of the input factors in isolation could result in a significant change to securitized debt's fair value measurement.

Accrued Interest Receivable and Accrued Interest Payable

The carrying amounts of accrued interest receivable and accrued interest payable approximate fair value due to the short-term nature of these instruments, a Level 1 measurement.

The Company does not have any off-balance sheet financial instruments.

Receivables Due From Servicers

The carrying amounts of receivables due from servicers approximate fair value due to the short-term nature of these instruments, a Level 1 measurement.

Fair Value Disclosures

The following tables present information on assets and liabilities measured and recorded at fair value as of December 31, 2025 and 2024, by level, in the fair value hierarchy:

December 31, 2025	Fair Value Measurements Using			Total at Fair Value
	Level 1	Level 2	Level 3	
	(In thousands)			
Assets:				
Nonrecurring fair value measurements:				
Individually evaluated loans requiring specific allowance, net	$ —	$ —	$ 10,830	$ 10,830
Real estate owned, net	—	—	118,289	118,289
Total nonrecurring fair value measurements	—	—	129,119	129,119
Recurring fair value measurements:				
Loans held for investment, at fair value	—	—	4,729,869	4,729,869
Mortgage servicing rights	—	—	12,963	12,963
Derivative assets	—	66	—	66
Total recurring fair value measurements	—	66	4,742,832	4,742,898
Total assets	$ —	$ 66	$ 4,871,951	$ 4,872,017
Liabilities:				
Recurring fair value measurements:				
Securitized debt, at fair value	$ —	$ 4,236,737	$ —	$ 4,236,737
Total recurring fair value measurements	—	4,236,737	—	4,236,737
Total liabilities	$ —	$ 4,236,737	$ —	$ 4,236,737

December 31, 2024	Fair Value Measurements Using			Total at
	Level 1	Level 2	Level 3	Fair Value
	(In thousands)			
Assets:				
Nonrecurring fair value measurements:				
Individually evaluated loans requiring specific allowance, net	$ —	$ —	$ 11,884	$ 11,884
Real estate owned, net	—	—	68,000	68,000
Total nonrecurring fair value measurements	—	—	79,884	79,884
Recurring fair value measurements:				
Loans held for investment, at fair value	—	—	2,766,951	2,766,951
Mortgage servicing rights	—	—	13,712	13,712
Total recurring fair value measurements	—	—	2,780,663	2,780,663
Total assets	$ —	$ —	$ 2,860,547	$ 2,860,547
Liabilities:				
Recurring fair value measurements:				
Securitized debt, at fair value	$ —	$ 2,207,408	$ —	$ 2,207,408
Total recurring fair value measurements	—	2,207,408	—	2,207,408
Total liabilities	$ —	$ 2,207,408	$ —	$ 2,207,408

The following table presents the gains and losses recognized on assets measured on a nonrecurring basis for the years indicated:

	December 31,		
	2025	2024	2023
	(In thousands)		
Real estate owned, net	$ (17,520)	$ (6,121)	$ (3,903)
Individually evaluated loans requiring specific allowance, net	10	(55)	122
Total net loss	$ (17,510)	$ (6,176)	$ (3,781)

The following tables present the primary valuation techniques and unobservable inputs related to Level 3 assets that are recorded on a recurring and nonrecurring basis as of December 31, 2025 and 2024:

		December 31, 2025			
Asset Category	**Fair Value**	**Primary Valuation Technique**	**Unobservable Input**	**Range**	**Weighted Average**[1]
			($ in thousands)		
Nonrecurring:					
Individually evaluated loans requiring allowance, net	$ 10,830	Market comparables	Selling costs	8.0%	8.0%
Real estate owned, net	118,289	Market comparables	Selling costs	8.0%	8.0%
Recurring:					
Loans held for investment, at fair value	$ 4,729,869	Discounted cash flow	Discount rate	7.6%	7.6%
			Prepayment rate	0.0% to 65.0%	12.0%
			Default rate	0.4% to 6.0%	1.0%
			Loss severity rate	0.0% to 8.7%	1.0%
Mortgage servicing rights - GNMA loans	12,748	Discounted cash flow	Discount rate	8.0%	8.0%
			Prepayment rate	2.2% to 12.0%	5.6%
Mortgage servicing rights - Nonperforming loans	215	Discounted cash flow	Discount rate	15.0%	15.0%
			Prepayment rate	4.9% to 54.1%	36.5%

[1] Individually evaluated loans requiring specific allowance, net is weighted by collateral value; real estate owned, net is weighted by selling price; loans held for investment at fair value and mortgage servicing rights are weighted by UPB.

		December 31, 2024			
Asset Category	**Fair Value**	**Primary Valuation Technique**	**Unobservable Input**	**Range**	**Weighted Average**[1]
			($ in thousands)		
Nonrecurring:					
Individually evaluated loans requiring allowance, net	$ 11,884	Market comparables	Selling costs	8.0%	8.0%
Real estate owned, net	68,000	Market comparables	Selling costs	8.0%	8.0%
Recurring:					
Loans held for investment, at fair value	$ 2,766,951	Discounted cash flow	Discount rate	8.4%	8.4%
			Prepayment rate	0.0% to 30.0%	9.0%
			Default rate	0.1% to 2.8%	1.0%
			Loss severity rate	0.0% to 10.5%	1.0%
Mortgage servicing rights - GNMA loans	13,712	Discounted cash flow	Discount rate	8.0%	8.0%
			Prepayment rate	2.2% to 11.7%	5.1%

[1] Individually evaluated loans requiring specific allowance, net is weighted by collateral value; real estate owned, net is weighted by selling price; loans held for investment at fair value and mortgage servicing rights are weighted by UPB.

The following is a roll-forward of loans held for investment that are measured at estimated fair value on a recurring basis for the periods indicated:

| | Year Ended December 31, | | | | | |
| | 2025 | | 2024 | | 2023 | |
	(In thousands)					
Beginning balance	$	2,766,951	$	1,306,072	$	276,095
Originations		2,665,814		1,817,600		1,079,811
Acquisitions		—		14,990		—
Loans repurchased		—		1,552		13,075
Loan payoffs		(597,465)		(339,218)		(73,623)
Principal paydowns		(48,055)		(44,872)		(9,940)
Unrealized gain included in net income		116,853		56,565		47,214
REO transfer		(64,423)		(13,223)		(777)
Loans transferred to held for sale		(109,806)		(32,515)		(25,783)
Ending balance	$	4,729,869	$	2,766,951	$	1,306,072

The following is a roll-forward of loans held for sale that are measured at estimated fair value on a recurring basis for the periods indicated:

| | Year Ended December 31, | | | | | |
| | 2025 | | 2024 | | 2023 | |
	(In thousands)					
Beginning balance	$	—	$	17,590	$	—
Originations		49,697		23,554		38,036
Loans sold		(159,503)		(72,920)		(46,843)
Principal paydowns		—		(31)		(22)
Unrealized gain (loss) included in net income		—		(708)		636
Loans transferred from held for investment		109,806		32,515		25,783
Ending balance	$	—	$	—	$	17,590

The following is a roll-forward of securitized debt measured and recorded at estimated fair value on a recurring basis for the periods indicated:

| | Year Ended December 31, | | | | | |
| | 2025 | | 2024 | | 2023 | |
	(In thousands)					
Beginning balance	$	2,207,408	$	877,417	$	—
Additions		2,667,629		1,590,197		911,875
Paydowns and payoffs		(668,754)		(257,625)		(43,460)
Total unrealized (gain) loss included in net income		30,454		(2,581)		9,002
Ending balance	$	4,236,737	$	2,207,408	$	877,417

The Company estimates the fair value of certain financial instruments on a quarterly basis. These instruments are recorded at fair value using a valuation allowance only if they are individually evaluated. As described above, these adjustments to fair value usually result from the application of lower of cost or fair value accounting or write-downs of individual assets. As of December 31, 2025 and 2024, financial assets and liabilities measured at fair value include loans held for investment at fair value, loans held for sale at fair value, mortgage servicing rights, derivative instruments, and securitized debt at fair value. Financial assets measured at the lower of cost or estimated fair value include certain individually evaluated loans held for investment and REOs, which are measured using unobservable inputs, including appraisals and broker price opinions on the values of the underlying collateral. Individually evaluated loans requiring an allowance were carried at approximately $10.8 million and $11.9 million as of December 31, 2025 and 2024, respectively, net of specific allowance for credit losses of approximately $1.0 million as of December 31, 2025 and 2024.

A financial instrument is cash, evidence of an ownership interest in an entity, or a contract that creates a contractual obligation or right to deliver or receive cash or another financial instrument from a second entity on potentially favorable terms. The methods and assumptions used in estimating the fair values of the Company's financial instruments are described above.

The following tables present carrying amounts and estimated fair values of certain financial instruments as of the dates indicated. The estimated fair value of loans held for sale at fair value, loans held for investment at fair value, mortgage servicing rights, and securitized debt at fair value are also presented in Notes 5, 6, 11, and 17, respectively.

		December 31, 2025			
Asset Category	Carrying Value	Level 1	Level 2	Level 3	Estimated Fair Value
			(In thousands)		
Assets:					
Cash	$ 92,103	$ 92,103	$ —	$ —	$ 92,103
Restricted cash	157,134	157,134	—	—	157,134
Loans held for investment, at amortized cost	2,028,262	—	—	1,976,279	1,976,279
Loans held for investment, at fair value	4,729,869	—	—	4,729,869	4,729,869
Accrued interest receivables	49,678	49,678	—	—	49,678
Mortgage servicing rights	12,963	—	—	12,963	12,963
Derivative assets	66	—	66	—	66
Liabilities:					
Secured financing, net	$ 286,679	$ —	$ —	$ 289,660	$ 289,660
Warehouse and repurchase facilities, net	308,506	—	308,506	—	308,506
Securitized debt, at amortized cost	1,705,589	—	1,588,620	—	1,588,620
Securitized debt, at fair value	4,236,737	—	4,236,737	—	4,236,737
Accrued interest payable	37,111	37,111	—	—	37,111

		December 31, 2024			
Asset Category	Carrying Value	Level 1	Level 2	Level 3	Estimated Fair Value
			(In thousands)		
Assets:					
Cash	$ 49,901	$ 49,901	$ —	$ —	$ 49,901
Restricted cash	20,929	20,929	—	—	20,929
Loans held for investment, at amortized cost	2,420,116	—	—	2,321,141	2,321,141
Loans held for investment, at fair value	2,766,951	—	—	2,766,951	2,766,951
Accrued interest receivable	35,235	35,235	—	—	35,235
Mortgage servicing rights	13,712	—	—	13,712	13,712
Liabilities:					
Secured financing, net	$ 284,833	$ —	$ —	$ 287,970	$ 287,970
Warehouse repurchase facilities, net	348,082	—	348,082	—	348,082
Securitized debt, at amortized cost	2,019,056	—	1,820,945	—	1,820,945
Securitized debt, at fair value	2,207,408	—	2,207,408	—	2,207,408
Accrued interest payable	28,028	28,028	—	—	28,028

Note 28 — Select Quarterly Financial Data (Unaudited)

The following table sets forth the Company's unaudited quarterly results for the periods indicated:

	Three Months Ended							
	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024
	(In thousands)							
Interest income	$ 152,403	$ 144,119	$ 135,567	$ 118,740	$ 113,484	$ 105,070	$ 97,760	$ 90,529
Interest expense — portfolio related	94,652	88,899	81,838	75,088	68,484	63,871	59,188	55,675
Net interest income — portfolio related	57,751	55,220	53,729	43,652	45,000	41,199	38,572	34,854
Interest expense — corporate debt	6,142	6,144	6,143	6,142	6,143	6,143	6,155	5,380
Net interest income	51,609	49,076	47,586	37,510	38,857	35,056	32,417	29,474
Provision for (reversal of) credit losses	1,954	381	1,598	1,872	22	(69)	218	1,002
Net interest income after provision for (reversal of) credit losses	49,655	48,695	45,988	35,638	38,835	35,125	32,199	28,472
Other operating income	53,249	37,077	39,847	33,446	32,330	20,732	22,561	25,775
Operating expenses	52,855	50,397	51,913	42,190	39,127	34,613	34,887	31,011
Income before income taxes	50,049	35,375	33,922	26,894	32,038	21,244	19,873	23,236
Income tax expense	15,296	9,963	7,752	8,246	11,233	5,627	5,162	5,903
Net income	34,753	25,412	26,170	18,648	20,805	15,617	14,711	17,333
Net income (loss) attributable to noncontrolling interest	(44)	39	173	(239)	218	(186)	(67)	82
Net income attributable to Velocity Financial, Inc.	$ 34,797	$ 25,373	$ 25,997	$ 18,887	$ 20,587	$ 15,803	$ 14,778	$ 17,251

Note 29 — Segment Information

The Company operates as a single reportable segment, conducting its business activities within the United States. The Company's chief operating decision maker ("CODM") is its Chief Executive Officer, who reviews financial information presented on a consolidated basis.

The CODM regularly reviews net income as presented on the Company's Consolidated Statements of Income for purposes of assessing performance and making decisions about resource allocation. Items regularly reviewed by the CODM include those line items reported on the Company's Consolidated Statements of Income, the most significant of which include net interest income, unrealized gain (loss) on fair value loans, unrealized gain (loss) on fair value securitized debt, origination fee income, and compensation and benefits. See Consolidated Statements of Income.

Note 30 — Subsequent Events

On January 30, 2026, the Company completed the issuance and sale of $500 million aggregate principal amount of 9.375% Senior Notes due 2031 (the "2026 Term Notes"). The 2026 Term Notes were sold at an offering price equal to 100% of the principal thereof and bear interest at a rate of 9.375% per annum. Interest on the 2026 Term Notes is payable semi-annually in arrears on February 15 and August 15 of each year, beginning on August 15, 2026 and will mature on February 15, 2031. The 2026 Term Notes are guaranteed by the Company on a senior unsecured basis. After deducting fees and expenses, the net proceeds from the issuance and sale of the 2026 Term Notes were approximately $487 million. The 2026 Term Notes were sold in an offering exempt from the registration requirements of the Securities Act of 1933.

The Company has evaluated events that have occurred subsequent to December 31, 2025, and has concluded there are no other subsequent events that would require recognition in the accompanying consolidated financial statements.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VELOCITY FINANCIAL, INC.

Date: March 11, 2026   By: /s/ Christopher D. Farrar
                                                                          Name: Christopher D. Farrar
                                                                          Title: Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Christopher D. Farrar Christopher D. Farrar	Chief Executive Officer and Director (Principal Executive Officer)	March 11, 2026
/s/ Mark R. Szczepaniak Mark R. Szczepaniak	Chief Financial Officer (Principal Financial Officer)	March 11, 2026
/s/ Fiona L. Tam Fiona L. Tam	Chief Accounting Officer (Principal Accounting Officer)	March 11, 2026
/s/ Alan H. Mantel Alan H. Mantel	Chair of the Board of Directors	March 11, 2026
/s/ Michael W. Chiao Michael W. Chiao	Director	March 11, 2026
/s/ John P. Pitstick John P. Pitstick	Director	March 11, 2026
/s/ John A. Pless John A. Pless	Director	March 11, 2026
/s/ Joy L. Schaefer Joy L. Schaefer	Director	March 11, 2026
/s/ Dorika M. Beckett Dorika M. Beckett	Director	March 11, 2026
/s/ Omar Maasarani Omar Maasarani	Director	March 11, 2026